    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 8, 1999


                                                      REGISTRATION NO. 333-67761

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                 --------------
                             SERENA SOFTWARE, INC.

             (Exact name of Registrant as specified in its charter)


            DELAWARE                             7372                            94-2669809
 (State or other jurisdiction of     (Primary Standard Industrial             (I.R.S. Employer
 incorporation or organization)       Classification Code Number)          Identification Number)


                             SERENA SOFTWARE, INC.
                        500 AIRPORT BOULEVARD, 2ND FLOOR
                       BURLINGAME, CALIFORNIA 94010-1904
                                 (650) 696-1800

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                RICHARD A. DOERR
                             SERENA SOFTWARE, INC.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        500 AIRPORT BOULEVARD, 2ND FLOOR
                       BURLINGAME, CALIFORNIA 94010-1904
                                 (650) 696-1800

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ------------------

                                   COPIES TO:

          DOUGLAS H. COLLOM                          CARLA S. NEWELL
          ROBERT F. KORNEGAY                        DOUGLAS T. SHEEHY
           MARK B. BAUDLER                            JOHN F. DIETZ
        PRIYA CHERIAN HUSKINS              GUNDERSON DETTMER STOUGH VILLENEUVE
   WILSON SONSINI GOODRICH & ROSATI             FRANKLIN & HACHIGIAN, LLP
       PROFESSIONAL CORPORATION                   155 CONSTITUTION DRIVE
          650 PAGE MILL ROAD                   MENLO PARK, CALIFORNIA 94025
   PALO ALTO, CALIFORNIA 94304-1050                   (650) 321-2400
            (650) 493-9300

                                ----------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT
                                ----------------

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 145 under the Securities Act of 1933, check the following box. / /

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                                ----------------

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED JANUARY 8, 1999

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. UNDERWRITERS MAY NOT CONFIRM SALES OF THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                                6,000,000 SHARES


                                     [LOGO]

                                  COMMON STOCK



        This is an initial public offering of common stock by SERENA Software, Inc. Of the 6,000,000 shares of common stock being sold in this offering, 4,000,000 shares are being sold by SERENA Software and 2,000,000 shares are being sold by the selling stockholders. SERENA Software will not receive any of the proceeds from the sale of shares by the selling stockholders. The estimated initial public offering price will be between $9.00 and $11.00 per share.


                                 --------------

        There is currently no public market for the common stock. SERENA Software has applied to have the common stock approved for quotation on the Nasdaq National Market under the symbol SRNA.

                                 --------------

                                                                     PER SHARE      TOTAL
                                                                 -----------------  ---------
Initial public offering price..................................          $          $
Underwriting discounts and commissions.........................          $          $
Proceeds to SERENA Software, before expenses...................          $          $
Proceeds to the selling stockholders, before expenses..........          $          $

        SERENA Software has granted the underwriters an option for a period of 30 days to purchase up to 900,000 additional shares of common stock.

                                 --------------

         INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                                 -------------

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

HAMBRECHT & QUIST
                 SG COWEN
                                                      SOUNDVIEW TECHNOLOGY GROUP


           , 1999

                  [Description of Inside Front Cover Graphic]



        The caption "SERENA" is centered at the top of the inside front cover page. Below "SERENA" the caption "FULL.CYLCE SOFTWARE" appears. Below these two captions large circle appears with a smaller circle comprised of arrows appearing within the larger circle. The caption "Software Application" is super-imposed on the top-half of the outer circle. The caption "Life Cycle" is super-imposed on the bottom-half of the outer circle. At the twelve o'clock position, the word "request" is super-imposed on an arrow comprising the top-most portion of the smaller inner circle. Moving clockwise, the words "analysis development testing production" are super-imposed on an arrow comprising most of the right half of the inner circle. Continuing to move clockwise, the word "deployment" is super-imposed on an arrow at the six o'clock position of the inner circle. Still moving clockwise, the words "tracking problem detection reporting" are super-imposed on an arrow comprising most of the left half of the inner circle. Centered at the bottom of the page, the caption "Software Change Management Solutions" appears. The entire above-described graphic is superimposed against a background consisting of scaled-back photographs of groups of people.

                               TABLE OF CONTENTS


                                                                  PAGE
                                                                  -----
Prospectus Summary...........................................           4

Risk Factors.................................................           7

Forward Looking Statements...................................          21

Use of Proceeds..............................................          22

Dividend Policy..............................................          22

Capitalization...............................................          23

Dilution.....................................................          24

Selected Consolidated Financial Data.........................          25

Management's Discussion and Analysis of
  Financial Condition and Results of Operations..............          26

Business.....................................................          38

Management...................................................          53

Certain Transactions.........................................          62

Principal and Selling Stockholders...........................          64

Description of Capital Stock.................................          66

Shares Eligible for Future Sale..............................          68

Underwriting.................................................          70

Legal Matters................................................          72

Experts......................................................          72

Change in Auditors...........................................          72

Additional SERENA Information................................          72

Index to Financial Statements................................         F-1



        Information contained on SERENA's Web site does not constitute part of this prospectus.



        COMPAREX, CHANGE MAN, STARTOOL and SYNCTRAC are registered United States trademarks of SERENA. SERNET, FULL.CYCLE, CDF, CONCURRENT DEVELOPMENT FACILITY, STARWARP and SER(POWER) and the SERENA logo are also trademarks of SERENA. This prospectus also contains trademarks and tradenames of other companies.

                               PROSPECTUS SUMMARY

        THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY INCLUDING "RISK FACTORS" AND THE FINANCIAL STATEMENTS BEFORE MAKING AN INVESTMENT DECISION.


                                     SERENA


        SERENA is a leading provider of software change management, or SCM, products and services used to manage and control software change for organizations whose business operations are dependent on managing information technology, or IT. In our 18 year history, we have developed highly effective solutions for managing software change that enable our customers to improve their return on IT investments by increasing programmer productivity and reducing application development and IT infrastructure maintenance costs. A key challenge for IT managers is managing software change throughout the business organization, including new version releases, "bug fixes," upgrades and application introductions. Our products help IT managers manage software changes to applications by automating the software application life cycle. IT managers use our products to track software changes during the software application design and development process, manage separate programming teams who are concurrently developing and enhancing applications, and oversee the deployment of software applications. Any software change, if not managed effectively, has the potential to cause system outages or corrupt data which can result in disruption and lost business.


        Successful management of IT infrastructure requires managing rapid and unpredictable technological change within increasingly complex and diverse computing environments. Business issues such as competitive pressures, short time-to-market windows, regulatory changes and Year 2000 and European Monetary Union conversions introduce additional requirements for change. Our products are designed to assist businesses in addressing these types of complexities by automating the management of changes to software applications.


        Our FULL.CYCLE MAINFRAME product suite creates an IT environment that improves product consistency, enhances software integrity, protects valuable software assets and facilitates concurrent application development efforts by separate programming teams. The FULL.CYCLE MAINFRAME product suite is designed to support the mainframe platform and, to date, all of our software license revenue has been attributable to the sale of these mainframe products. As of October 31, 1998, our FULL.CYCLE MAINFRAME products have been installed in over 2,000 data centers worldwide, and our customers include 36 of the Fortune 50 companies such as Chase Manhattan, Citigroup, General Electric, IBM, MetLife, Merrill Lynch and Prudential. Our SER(POWER) professional services enable customers to customize our products to fully address their specific SCM requirements.


        We intend to maintain our technology leadership in providing SCM solutions for the mainframe and to use the proprietary technology and expertise incorporated in our FULL.CYCLE MAINFRAME products to develop our SCM product suite for the desktop, FULL.CYCLE DESKTOP. This will enable us to provide customers with a complete SCM solution across the IT organization. We released an initial version of our first desktop product, DETECT+RESOLVE, in December 1998. Managing software change on the mainframe and desktop platforms have many similarities. These similarities include the need to develop and enforce consistent software change policies and procedures and a process to control all types of software changes. Software changes occur in all phases of the application lifecycle, from the initial business request through development, testing and production and into maintenance and support phases.

        In 1998, we initiated a strategic expansion of our sales, marketing and professional services capabilities. This strategic expansion has included hiring additional direct sales personnel, initiating a telesales effort, recruiting additional third party distributors and increasing our professional services staff. In addition, we are also expanding our target market internationally to include companies within the Global 2000.

        In September 1998, we acquired Optima Software, or Optima, which had served as the primary distributor of our flagship product, CHANGE MAN, for over ten years. This acquisition significantly increased our sales, marketing and professional services capabilities and enables us to sell and market CHANGE MAN as part of our FULL.CYCLE MAINFRAME product suite.

        Our headquarters are located at 500 Airport Boulevard, 2(nd) Floor, Burlingame, California 94010-1904, and our telephone number is (650) 696-1800.

                                  THE OFFERING


Common Stock offered by SERENA...............  4,000,000 shares
Common stock offered by the selling
stockholders.................................  2,000,000 shares
Common stock to be outstanding after this
offering.....................................  24,204,250 shares
Use of proceeds..............................  For working capital, general corporate purposes and potential strategic investments
                                               or acquisitions. See "Use of Proceeds."
Proposed Nasdaq National Market symbol.......  SRNA


                               ------------------

        UNLESS OTHERWISE NOTED, THE INFORMATION IN THIS PROSPECTUS TAKES INTO ACCOUNT A 3-FOR-2 STOCK SPLIT EFFECTED IN JULY 1998 AND A 3-FOR-2 STOCK SPLIT EFFECTED IN NOVEMBER 1998. ALL INFORMATION IN THE PROSPECTUS RELATING TO OUTSTANDING SHARES OF SERENA COMMON STOCK OR OPTIONS TO PURCHASE SERENA COMMON STOCK IS BASED UPON INFORMATION AS OF OCTOBER 31, 1998. PLEASE SEE "CAPITALIZATION" FOR A MORE COMPLETE DISCUSSION REGARDING THE OUTSTANDING SHARES OF SERENA COMMON STOCK AND SECURITIES TO PURCHASE COMMON STOCK AND OTHER RELATED MATTERS. PRO FORMA INFORMATION GIVES EFFECT TO SERENA'S SEPTEMBER 1998 ACQUISITION OF OPTIMA AS IF SUCH ACQUISITION OCCURRED AT THE BEGINNING OF THE PERIOD PRESENTED. UNLESS OTHERWISE INDICATED, THE INFORMATION THROUGHOUT THIS PROSPECTUS DOES NOT TAKE INTO ACCOUNT THE POSSIBLE ISSUANCE OF ADDITIONAL SHARES OF COMMON STOCK TO THE UNDERWRITERS PURSUANT TO THEIR OVER-ALLOTMENT OPTION.

        THE SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA PRESENTED BELOW ARE DERIVED FROM THE CONSOLIDATED FINANCIAL STATEMENTS OF SERENA AND ITS SUBSIDIARIES. THE FINANCIAL STATEMENTS FOR EACH OF THE THREE YEARS ENDED JANUARY 31, 1998 AND THE NINE MONTHS ENDED OCTOBER 31, 1998 HAVE BEEN AUDITED BY KPMG PEAT MARWICK LLP, INDEPENDENT AUDITORS.


        THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME DATA FOR THE FISCAL YEAR ENDED JANUARY 31, 1998 AND FOR THE NINE MONTHS ENDED OCTOBER 31, 1998 SUMMARIZED BELOW HAS BEEN DERIVED FROM THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS CONTAINED ELSEWHERE IN THIS PROSPECTUS. THE PRO FORMA COMBINED QUARTERLY STATEMENT OF INCOME DATA SUMMARIZED BELOW IS DERIVED FROM UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME NOT INCLUDED IN THIS PROSPECTUS. THE PRO FORMA STATEMENT OF INCOME DATA GIVES EFFECT TO SERENA'S ACQUISITION OF OPTIMA AS IF IT HAD OCCURRED ON FEBRUARY 1, 1997.


        THE AS ADJUSTED BALANCE SHEET DATA SUMMARIZED BELOW REFLECTS THE APPLICATION OF THE NET PROCEEDS FROM THE SALE OF THE 4,000,000 SHARES OF COMMON STOCK OFFERED BY THE COMPANY AT AN ASSUMED INITIAL PUBLIC OFFERING PRICE OF $10.00 AND AFTER DEDUCTING THE UNDERWRITING DISCOUNTS AND COMMISSIONS AND ESTIMATED OFFERING EXPENSES.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                        NINE MONTHS ENDED
                                                                FISCAL YEAR ENDED JANUARY 31,              OCTOBER 31,
                                                         --------------------------------------------  --------------------
                                                                                        1998                        1998
                                                                               ----------------------             ---------
                                                           1996       1997      ACTUAL     PRO FORMA     1997      ACTUAL
                                                         ---------  ---------  ---------  -----------  ---------  ---------
CONSOLIDATED STATEMENT OF INCOME DATA:
  Revenue..............................................  $  10,744  $  17,454  $  32,147   $  41,315   $  20,489  $  31,146
  Operating income.....................................        184      1,025      7,693       7,211       4,891      7,451
  Net income...........................................  $     278  $     862  $   4,761   $   3,819   $   3,281  $   4,426
  Net income per share:
    Basic..............................................  $    0.02  $    0.05  $    0.31   $    0.21   $    0.21  $    0.27
    Diluted............................................  $    0.02  $    0.05  $    0.31   $    0.21   $    0.21  $    0.26
  Shares used to compute net income per share:
    Basic..............................................     15,750     15,750     15,248      18,436      15,290     16,145
    Diluted............................................     15,750     15,750     15,272      18,460      15,290     17,122


                                                          PRO FORMA
                                                         -----------
CONSOLIDATED STATEMENT OF INCOME DATA:
  Revenue..............................................   $  36,899
  Operating income.....................................       8,608
  Net income...........................................   $   4,962
  Net income per share:
    Basic..............................................   $    0.26
    Diluted............................................   $    0.25
  Shares used to compute net income per share:
    Basic..............................................      18,735
    Diluted............................................      19,712


                                                                                       QUARTER ENDED
                                                        ----------------------------------------------------------------------------
                                                         APR. 30,     JULY 31,     OCT. 31,     JAN. 31,     APR. 30,     JULY 31,
                                                           1997         1997         1997         1998         1998         1998
                                                        -----------  -----------  -----------  -----------  -----------  -----------
PRO FORMA COMBINED QUARTERLY STATEMENT OF INCOME DATA:
  Revenue.............................................   $   7,181    $   8,988    $   9,844    $  15,302    $  10,835    $  12,449
  Operating income....................................         599        1,260        2,213        3,139        2,146        2,679
  Net income..........................................   $     235    $     645    $   1,325    $   1,614    $   1,080    $   1,542
  Net income per share:
    Basic.............................................   $    0.01    $    0.04    $    0.07    $    0.09    $    0.06    $    0.08
    Diluted...........................................   $    0.01    $    0.04    $    0.07    $    0.09    $    0.06    $    0.08


                                                         OCT. 31,
                                                           1998
                                                        -----------
PRO FORMA COMBINED QUARTERLY STATEMENT OF INCOME DATA:
  Revenue.............................................   $  13,615
  Operating income....................................       3,783
  Net income..........................................   $   2,340
  Net income per share:
    Basic.............................................   $    0.11
    Diluted...........................................   $    0.10



                                                                                                OCTOBER 31, 1998
                                                                                           --------------------------
                                                                                            ACTUAL      AS ADJUSTED
                                                                                           ---------  ---------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents..............................................................  $  16,878     $  53,228
  Working capital........................................................................     12,884        49,234
  Total assets...........................................................................     46,988        83,338
  Total liabilities and deferred revenue.................................................     17,557        17,557
  Total stockholders' equity.............................................................     29,431        65,781

                                  RISK FACTORS


        YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING OUR COMMON STOCK. INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. ADDITIONAL RISKS THAT ARE NOT YET IDENTIFIED OR THAT WE CURRENTLY THINK ARE IMMATERIAL MAY MATERIALLY ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL CONDITION IN THE FUTURE. ANY OF THE FOLLOWING RISKS COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION AND COULD RESULT IN A COMPLETE LOSS OF YOUR INVESTMENT.


POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS


        Our quarterly operating results have varied greatly in the past and may vary greatly in the future depending upon a number of factors, including many that are beyond our control. As a result, we believe that quarter-to-quarter comparisons of our financial results are not necessarily meaningful, and you should not rely on them as an indication of our future performance. Factors that may materially affect our quarterly operating results include the following, as well as others discussed in this prospectus:


        - The size, timing and contractual terms of large orders for our software products

        - The budgeting cycles of our customers and potential customers and their willingness to invest in new SCM solutions or upgrade their existing solutions

        - Market demand for our software products and services, including our desktop products that are currently under development

        - Our ability to develop and introduce on a timely basis and to market new and enhanced versions of our software, including our desktop products currently under development

        - Seasonal trends in customer purchasing patterns

        - Activities by our competitors, including releases of new software products, changes in pricing policies and acquisitions or strategic partnership activities

        - Any downturn in our customers' businesses, in the domestic economy or in international economies where our customers do substantial business

        - Changes in the mix of software products and services sold by us, including the mix between higher margin software products and lower margin maintenance and services and the percentage of software products sold which require us to pay a royalty to a third party

        - Our ability to hire, integrate and retain technical, sales, marketing and professional services personnel

        - Risks associated with our planned international expansion, including longer sale cycles and currency fluctuations

        - Changes in our pricing policies resulting from competitive pressures or other factors

        - Cancellation of maintenance agreements by customers or any significant decrease in the percentage of customers who renew their maintenance agreements with us

        - Software defects and other product quality problems


        Our software license revenue in any quarter depends on orders booked and shipped in the last month, weeks or days of that quarter. At the end of each quarter, we typically have either minimal or no backlog of orders for the subsequent quarter. If a large number of orders or several large orders did not occur or were deferred, our revenue in that quarter could be substantially reduced. This would materially adversely affect our operating results and could impair our business in future periods. Because we do not know when, or if, our potential customers will place orders and finalize contracts, we cannot accurately predict our revenue and operating results for future quarters.



        Any of the factors described above could have a material adverse effect on our business and results of operations.



EFFECTS OF SEASONALITY


        We have experienced and expect to continue to experience seasonality in sales of our software products. These seasonal trends materially affect our quarter-to-quarter operating results. Revenue and operating results in our quarter ending January 31 are typically higher relative to our other quarters, because many customers make purchase decisions based on their calendar year-end budgeting requirements. In addition, our January quarter tends to reflect the effect of the incentive compensation structure for our sales organization, which is based on satisfaction of fiscal year-end quotas. As a result, we have historically experienced a substantial decline in revenue in the first quarter of each fiscal year relative to the preceding quarter. We are also currently attempting to expand our presence in international markets, particularly in Europe. We expect our quarter ending October 31 to reflect the effects of summer slowing of international business activity and spending activity generally associated with that time of year, particularly in Europe. To the extent that our revenue in Europe or other parts of the world increase in future periods, we expect our period-to-period revenues to reflect any seasonal buying patterns in these markets.


RISKS ASSOCIATED WITH INCREASED OPERATING EXPENSES


        Although SERENA has been profitable in recent years, we may not remain profitable on a quarterly or annual basis in the future. We anticipate that our expenses will increase substantially in the foreseeable future as we:

        - Increase our sales and marketing activities, including expanding our United States and international direct sales forces and extending our telesales efforts

        - Develop our technology, including our FULL.CYCLE DESKTOP suite of SCM products for the desktop platform

        - Broaden our professional services offerings and delivery capabilities

        - Expand our distribution channels

        - Pursue strategic relationships and acquisitions


        With these additional expenses, in order to maintain our current levels of profitability, we will be required to increase our revenues correspondingly. Any failure to significantly increase our revenue as we implement our product, service and distribution strategies would materially adversely affect our business, operating results and financial condition. Although our revenue has grown in recent years, we do not believe that we will maintain this rate of revenue growth. In addition, we may not experience any revenue growth in the future, and our revenue could in fact decline. Our efforts to expand our software product suites, sales and marketing activities, direct and indirect distribution channels and professional service offerings and to pursue strategic relationships or acquisitions may not succeed or may prove more expensive than we currently anticipate. As a result, we cannot predict our future operating results with any degree of certainty.



DEPENDENCE ON INSTALLED CUSTOMER BASE FOR FUTURE REVENUE


        The terms of our standard license arrangements provide for a one-time license fee and a prepayment of one year of software maintenance and support fees. The maintenance agreement is renewable annually at the option of the customer and there are no minimum payment obligations or obligations to license additional software. Therefore, our current customers may not necessarily generate significant maintenance revenue in future periods. In addition, our customers may not necessarily purchase additional products, upgrades or professional services. Our professional service revenue and maintenance revenue are also dependent upon the continued use of these services by our installed customer base. Any downturn in our software license revenue would have a negative impact on the growth of our professional service revenue and maintenance revenue in future quarters.


DEPENDENCE ON FULL.CYCLE MAINFRAME PRODUCTS


        Historically, all of our software license revenue has resulted from the sale of our FULL.CYCLE MAINFRAME products. Any factors adversely affecting the pricing of, demand for or market acceptance of our FULL.CYCLE MAINFRAME products, such as competition or technological change, could materially adversely affect our business and operating results. In particular, CHANGE MAN and COMPAREX, two of our FULL.CYCLE MAINFRAME products, have been responsible for a substantial majority of our revenue. In fiscal 1997, 1998 and the nine months ended October 31, 1998, sales of CHANGE MAN and COMPAREX together accounted for approximately 72%, 82% and 71% of our software license revenue, respectively. We expect that these products will continue to account for a large portion of our software license revenue for the foreseeable future. Our future operating results depend on continued market acceptance of our FULL.CYCLE MAINFRAME products, including future enhancements.


EMERGING AND EVOLVING SCM MARKET


        If we fail to properly assess and address the SCM market or if our products and services fail to achieve market acceptance for any reason, our business and operating results would be materially adversely affected. The SCM market is in an early stage of development. IT organizations have traditionally addressed SCM needs internally and have only recently become aware of the benefits of third-party SCM solutions as their SCM requirements have become more complex. Since the market for our products is still evolving, it is difficult to assess the competitive environment or the size of the market that may develop. Our future financial performance will depend in large part on the continued growth in the number of businesses adopting third-party SCM products and the expansion of their use on a company-wide basis. The SCM market for third-party products may grow slower than we anticipate. In addition, technologies, customer requirements and industry standards may change rapidly. If we cannot improve or augment our products as rapidly as existing technologies, customer requirements and industry standards evolve, our products or services could become obsolete. The introduction of new or technologically superior products by competitors could also make our products less competitive or obsolete. As a result of any of these factors, our position in existing markets or potential markets could be eroded.



DEPENDENCE ON THE CONTINUED MARKET FOR IBM AND IBM-COMPATIBLE MAINFRAMES



        We are substantially dependent upon the continued use and acceptance of IBM and IBM-compatible mainframes and growth of this market. All of our software license revenue to date has been attributable to sales of our FULL.CYCLE MAINFRAME products. We expect that, for the foreseeable future, substantially all of our software license revenue will continue to come from sales of our mainframe products. As a result, future sales of our existing products and associated maintenance revenue and professional service revenue will depend on continued use of mainframes. Recently there has been a trend away from the use of centralized mainframes in enterprise computing environments to more decentralized client/ server networks. Although some IT organizations are utilizing mainframes as large enterprise servers, this practice is relatively new and still emerging. If the role of the mainframe does not increase as we anticipate, or if it in any way decreases, this would materially adversely affect our business, operating results and financial condition. Additionally, if there is a wide acceptance of other platforms or if new platforms emerge that provide enhanced enterprise server capabilities, our business and future operating results may be materially adversely affected.

RISKS ASSOCIATED WITH THE INTRODUCTION OF SERENA SCM PRODUCTS FOR THE DESKTOP



        We are currently developing our FULL.CYCLE DESKTOP product suite that is designed to support the desktop platform. If we do not successfully develop, market, sell and support our FULL.CYCLE DESKTOP products, this would materially adversely affect our business and our future operating results. Historically, all of our products have been designed for the mainframe platform, and all of our software license revenue, maintenance revenue and professional services revenue to date have been attributable to licenses for these mainframe products. We do not have experience developing, marketing, selling or supporting desktop products. Developing, marketing and selling our desktop products will require significant resources that we may not have. Our sales and marketing organizations have historically focused exclusively on sales of our products for the mainframe and have limited experience marketing and selling desktop products. Additionally, we do not have any experience in providing support services for desktop products. Competition for experienced software engineers, sales personnel, and support staff is intense and if we fail to attract qualified personnel this could impair our ability to support our FULL.CYCLE DESKTOP products. Many of our competitors have substantially greater experience providing desktop compatible software products, and many also have significantly greater financial and organizational resources than we do.


PRODUCT DEVELOPMENT DELAYS


        We have experienced product development delays in new version and initial update releases in the past and may experience similar or more significant product delays in the future. To date, none of these delays has materially affected our business. Difficulties in product development could delay or prevent the successful introduction or marketing of new or improved products or the delivery of new versions of our products to our customers. If we are unable, for technological or other reasons, to develop and introduce new and improved products in a timely manner, this could materially adversely affect our business and future operating results. In particular, we may experience delays in introducing our FULL.CYCLE DESKTOP product suite. While we anticipate releasing initial versions of our FULL.CYCLE DESKTOP products, other than Detect and Resolve which we released in December 1998, before the end of calendar 1999, if we should be delayed for any reason in releasing our new desktop products, this would impair our revenue growth.



DIFFICULTIES IN MANAGING GROWTH



        Our business has grown substantially in recent periods, with total revenue increasing from $17.5 million in fiscal 1997 to $32.1 million in fiscal 1998 and from $20.5 million in the nine months ended October 31, 1997 to $31.1 million for the nine months ended October 31, 1998. In connection with this revenue growth, beginning in fiscal 1998 and continuing in fiscal 1999, we began a strategic expansion of our sales, marketing and professional service activities. This expansion included our September 1998 acquisition of Optima which significantly increased the size of our sales, marketing and professional service organizations. This growth has resulted, and any future growth will result, in new and increased responsibilities for management personnel. Our ability to compete effectively and to manage any future growth and our future operating results will depend in part on our ability to implement and expand operational, customer support and financial control systems and to train and manage our employees. We may not be able to augment or improve existing systems and controls or implement new systems and controls in response to future growth, if any. Any failure to do so could materially adversely affect our business.



INTEGRATION OF OPTIMA INTO SERENA'S BUSINESS


        Our acquisition of Optima, which was completed in September 1998, will require integrating the businesses and operations of the two companies. Prior to the acquisition, Optima had been the primary distributor of the CHANGE MAN product for over ten years. As a result, Optima was responsible for a substantial portion of our software license revenues. If we do not successfully integrate Optima into our business, this may materially adversely affect our business, in particular our ability to sell CHANGE MAN to prospective customers, and future operating results. Additionally, we may never achieve anticipated synergies from the acquisition of Optima, including marketing, distribution or other operational benefits. Integrating Optima into our existing business may prove difficult given that the two companies are geographically separated, have different corporate cultures and have personnel with different business backgrounds. Potential problems with this integration could include:


        - The inability to retain a sufficient number of Optima's key employees, including its existing sales force and professional service personnel


        - Difficulties in standardizing sales quotas, territories and incentive compensation plans for sales personnel


        - The lack of focus on achieving our core business objectives if management pays excessive attention to the integration process


        - Impairment of relationships with clients and employees



RISKS ASSOCIATED WITH EXPANDING SERENA'S DISTRIBUTION CHANNELS



        Historically, we have had a relatively small direct sales staff, and Optima served as our primary distribution channel for CHANGE MAN. Our ability to achieve revenue growth in future periods will be heavily dependent on our ability to integrate Optima's direct sales force with our business and on our success in recruiting and training sufficient direct sales personnel. We are planning to significantly expand our direct sales efforts in North America and Europe and while we are investing, and plan to continue to invest, substantial resources on this expansion, we have at times experienced, and expect to continue to experience, difficulty in recruiting and retaining qualified direct sales personnel. In addition to expanding our direct sales efforts, we are also currently investing, and we intend to continue to invest, substantial resources in selling our products through telesales personnel. If we fail to significantly expand our direct sales and telesales force, our ability to sell our products into new markets and to increase our product penetration into our existing markets will be impaired. We also intend to extend our distribution channels by partnering with leading helpdesk management, software distribution application and system framework providers and may also attempt to develop additional sales and marketing channels through system integrators, original equipment manufacturers and other partners. Failure to expand our distribution channels through any of these means could materially adversely affect our business and our future operating results.



RISKS ASSOCIATED WITH EXPANDING SERENA'S PROFESSIONAL SERVICES



        While we intend to significantly expand our professional services and customer support organizations, including providing these services for both desktop and mainframe applications and systems, we may not be able to do so. Competition for additional qualified technical personnel to perform these services is intense. Our existing professional services and customer support organizations may not be sufficient to manage any future growth in our business. The failure to expand our professional services and customer support organizations or to integrate Optima's professional services personnel into our professional services organization could materially adversely affect our business.



        We believe that providing high quality consulting, training, customer support and education is essential to maintaining our competitive position. If we are unable to provide comprehensive consulting and support services to our existing and prospective customers and prospective customers, this may materially adversely affect our business and ability to sell our products. Consulting services and customer support are critical to our future success because the market for third party SCM solutions is still evolving, and many organizations have limited experience using third party SCM solutions. Customers have only recently begun to look to third party providers for SCM solutions as the complexity of computer networks and number of applications has increased.

RISKS ASSOCIATED WITH SERENA'S INTERNATIONAL OPERATIONS



        EXPANSION OF INTERNATIONAL OPERATIONS. We intend to expand the scope of our international operations and currently have subsidiaries in the United Kingdom and in Germany. If we are unable to expand our international operations successfully and in a timely manner, this could materially adversely affect our business and operating results. Our continued growth and profitability will require continued expansion of our international operations, particularly in Europe. In addition, in calendar 1999, we intend to open additional international offices, including at least one additional European office. We have only limited experience in marketing, selling and supporting our products internationally. Additionally, we do not have any experience in developing foreign language versions of our products. Such development may be more difficult or take longer than we anticipate. We may not be able to successfully market, sell, deliver and support our products internationally.



        RISKS OF INTERNATIONAL OPERATIONS. International sales represented approximately 15% of our total revenue in both fiscal 1997 and 1998 and approximately 19% of total revenue for the nine months ended October 31, 1998. Our international revenue is attributable principally to our European operations. Our international operations are, and any expanded international operations will be, subject to a variety of risks associated with conducting business internationally that could materially adversely affect our business, including the following:


        - Difficulties in staffing and managing international operations

        - Problems in collecting accounts receivable

        - Longer payment cycles

        - Fluctuations in currency exchange rates

        - Seasonal reductions in business activity during the summer months in Europe and certain other parts of the world

        - Recessionary environments in foreign economies

        - Increases in tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries

CURRENCY FLUCTUATIONS

        A majority of our international business is conducted in foreign currencies, principally the British pound. Fluctuations in the value of foreign currencies relative to the U.S. dollar have caused and will continue to cause currency transaction gains and losses. We cannot predict the effect of exchange rate fluctuations upon future operating results. We may experience currency losses in the future. To date, we have not adopted a hedging program to protect SERENA from risks associated with foreign currency fluctuations.


COMPETITION IN THE SCM INDUSTRY


        The market for our products is highly competitive and diverse. The technology for SCM products may change rapidly. New products are frequently introduced, and existing products are continually enhanced. Competitors vary in size and in the scope and breadth of the products and services that they offer. Many of our current and potential competitors have greater financial, technical, marketing and other resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the development, promotion and sale of their products than we can. We may not be able to compete successfully against current and future competitors.

        EXISTING COMPETITION. We face competition from a number of sources, including:

        - Customers' internal IT departments

        - Providers of SCM products that compete directly with CHANGE MAN and COMPAREX such as Computer Associates, PLATINUM technology, IBM and smaller private companies

        - Providers of SCM application development programmer productivity and system management products such as Compuware, IBM and smaller private companies


        FUTURE COMPETITION. Barriers to entry in the software market are relatively low. As a result, we may face competition in the future from established companies who have not previously entered the mainframe SCM market or from emerging software companies. These companies may not only develop their own mainframe SCM solutions, but they may also acquire or establish cooperative relationships with our current competitors, including cooperative relationships between large, established companies and smaller private companies. Because larger companies have significant financial and organizational resources available, they may be able to quickly penetrate the mainframe SCM market through acquisitions or strategic relationships and may be able to leverage the technology and expertise of smaller companies and develop successful SCM products for the mainframe. We expect that the software industry, in general, and providers of SCM solutions, in particular, will continue to consolidate. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition may materially adversely affect our business due to price reductions, reduced gross margins and reduction in market share.



        BUNDLING OR COMPATIBILITY RISKS. Our ability to sell our products also depends, in part, on the compatibility of our products with other third party products, particularly those provided by IBM. Developers of these third party products may change their products so that they will no longer be compatible with our products. These third party developers may also decide to bundle their products with other SCM products for promotional purposes. If that were to happen, our business and future operating results may be materially adversely affected as we may be priced out of the market or no longer be able to offer commercially viable products.



        COMPETITION IN THE DESKTOP SCM MARKET. We anticipate that we will also face significant competition as we develop, market and sell our FULL.CYCLE DESKTOP products. If we are unable to successfully penetrate the desktop SCM market, our business and future operating results will be materially adversely affected. We do not have experience in developing, selling, marketing or supporting desktop products since all of our products to date have been designed to support the mainframe. Penetrating the existing desktop SCM market will be difficult. Competitors in the desktop market include PLATINUM technology, Micro Focus/INTERSOLV, Microsoft, Novadigm, Novell, Rational Software and other smaller private companies.



CUSTOMER USE OF SCM PRODUCTS FOR YEAR 2000 REMEDIATION AND EMU CONVERSION



        We have derived a portion of our recent software license revenue and professional services revenue from products designed to help customers resolve SCM problems for specific business issues such as those related to Year 2000 remediation and European Monetary Union or EMU conversion. Our STARWARP product, which is our primary Year 2000 and EMU readiness product, accounted for 7% of our software license revenue for the nine months ended October 31, 1998, although it did not account for any software license revenue in fiscal 1998. Certain customers have also licensed COMPAREX to assist them in testing Year 2000 remediations and EMU conversions. Our business may be adversely affected if customers focus less on Year 2000 remediation and EMU conversion issues and sales of our STARWARP and COMPAREX products decline as a result.



        Market acceptance of our products and services will depend, in large part, on whether customers use our products as part of their overall IT management strategy in addition to using them to resolve SCM problems related to specific business issues. Market acceptance of our products to address general IT business needs as well as to resolve specific business issues, such as Year 2000 remediation or EMU conversion, is critical to our business and future success. If customers do not expand their use of our products, implement new software products introduced by us or do not use our related maintenance and support services to address their general IT business requirements as well as specific issues, this will materially adversely affect our business and our ability to sell our products.

LENGTHY SALES CYCLES

        Our sales cycle typically takes six to 18 months to complete and varies from product to product. Any delay in the sales cycle of a large license or a number of smaller licenses could result in significant fluctuations in our quarterly operating results. The length of the sales cycle may vary depending on a number of factors over which we may have little or no control, including the size of a potential transaction and the level of competition that we encounter in our selling activities. Additionally, the emerging market for SCM products and services contributes to the lengthy sales process in that during the sales cycle we often have to teach potential customers about the use and benefits of our products. In certain circumstances, we license our software to customers on a trial basis to assist the customers in their evaluation of our products. Our sales cycle can be further extended for product sales made through third party distributors.


RELIANCE ON LICENSED OR JOINTLY-OWNED TECHNOLOGY



            STARTOOL AND STARWARP. We license our STARTOOL and STARWARP products on an exclusive worldwide basis from A. Bruce Leland, one of our employees. Mr. Leland holds all proprietary rights with respect to the STARTOOL and STARWARP technology, including any derivative works or enhancements of the existing STARTOOL and STARWARP products. Our licenses for these products are terminable by Mr. Leland upon 30 days notice in the event certain conditions occur, including our failure to pay royalties to Mr. Leland on a timely basis or any other material breach by us of the license agreement. The termination of our licenses for the STARTOOL or STARWARP products would materially adversely affect our business and operating results. Should the licenses for the STARTOOL and STARWARP products terminate, we may not be able to replace these products which could materially adversely affect our business and operating results. Licenses of STARTOOL accounted for 12% of our software license revenue for fiscal 1998 and the nine months ended October 31, 1998. Licenses of STARWARP accounted for 7% of our software license revenue for the nine months ended October 31, 1998 but did not account for any software license revenue in fiscal 1998. For a description of our license agreements for the STARTOOL and STARWARP products, see "Business-- Intellectual Property."



            SYNCTRAC. We share ownership rights in our SYNCTRAC technology for mainframe platforms with High Power Software. Although we have historically had primary responsibility for marketing, licensing and supporting SYNCTRAC, High Power Software has the ability to jointly direct these efforts. If in the future we are unable to reach agreement with High Power Software on the direction or evolution of the product, our ability to market or promote the product may be compromised. This could have a material adverse effect on our business and operating results. Sales of SYNCTRAC accounted for 3% of our software license revenue in fiscal 1998 and 5% of our software license revenue in the nine months ended October 31, 1998. For a description of rights associated with our joint ownership of the SYNCTRAC technology for the mainframe see "Business--Intellectual Property."


DEPENDENCE ON KEY PERSONNEL


        Our success will depend to a significant extent on the continued service of our senior executives and certain other key employees, including certain sales, consulting, technical and marketing personnel. If we lost the services of one or more of our executives or key employees, including if one or more of our executives or key employees decided to join a competitor or otherwise compete directly or indirectly with SERENA, this could materially adversely affect our business. In particular, we have historically relied on the experience and dedication of our product authors. With the exception of Douglas D. Troxel, SERENA's founder, Chief Technology Officer and Chairman of its board of directors, the employment of all of our senior and key employees, including key product authors, is at will. Mr. Troxel's employment is on a year-to-year basis. In addition, we do not maintain key man life insurance on our employees and have no plans to do so.



RISKS ASSOCIATED WITH NEW EXECUTIVE TEAM



        Almost all of our executive officers, including our President and Chief Executive Officer, our Vice President, Finance and Chief Financial Officer, and certain other operating vice presidents have been employed by the Company for a relatively short period of time. In addition, both of our non-employee directors have been appointed to the board of directors since the beginning of February 1998. Since joining SERENA, the new management team has devoted substantial efforts to significantly expanding our sales, marketing and professional services activities. This management team has not worked together previously and may not be able to successfully implement this strategy. The failure of the management team to address SERENA's business objectives would materially adversely affect our business and our future operating results.



ABILITY TO RECRUIT AND RETAIN PERSONNEL



        EXECUTIVE OFFICERS AND KEY PERSONNEL. Our future success will likely depend in large part on our ability to attract and retain additional experienced sales, technical, marketing and management personnel. In addition, we will need to attract and retain sufficient numbers of qualified software engineers, as well as sales and marketing and support personnel, and successfully develop, market and support our FULL.CYCLE DESKTOP product suite which is currently in development. Competition for such personnel in the computer software industry is intense, and in the past we have experienced difficulty in recruiting qualified personnel, especially developers and sales personnel. We expect competition for qualified personnel to remain intense, and we may not succeed in attracting or retaining such personnel. If we do not, this could materially adversely affect our business. In addition, new employees generally require substantial training in the use of our products. This training will require substantial resources and management attention.


        INTERNATIONAL OPERATIONS. We intend to expand the scope of our international operations and these plans will require us to attract experienced management, service, marketing, sales and support personnel for our international offices. Competition for such personnel is intense, and we may not be able to attract or retain such experienced personnel.

        NON-U.S. CITIZENS WORKING IN THE UNITED STATES. To achieve our business objectives, we may recruit and employ skilled technical professionals from other countries to work in the United States. Limitations imposed by federal immigration laws and the availability of visas could materially adversely affect our ability to attract necessary qualified personnel. This may have a material adverse effect on our business and future operating results.


MAJORITY CONTROL OF SERENA BY EXISTING STOCKHOLDERS



        Upon completion of this offering, SERENA's officers, directors and persons or entities directly related to these individuals will together beneficially own approximately 65.2% of the outstanding shares. In particular, Douglas D. Troxel, SERENA's founder, the Chairman of its board of directors and its Chief Technology Officer, will own approximately 57.4% of the outstanding shares. As a result, Mr. Troxel, in particular, and SERENA's officers and directors, in general, will be able to control most matters requiring stockholder approval. These matters would include the election of SERENA directors and any approval of potential mergers, consolidations or sales of all or substantially all of the assets of SERENA. The ability of SERENA's officers and directors to prevent a potential change of control event may discourage potential bids to acquire SERENA unless the terms of acquisition are approved by these stockholders.

YEAR 2000 RISKS



        In the ordinary course of our business, we test and evaluate our software products. We believe that our software products are generally Year 2000 compliant, meaning that the use or occurrence of dates on or after January 1, 2000 will not materially affect the performance of our software products or the ability of our products to correctly create, store, process and output information of data involving dates. However, we may learn that certain of our software products do not contain all necessary software routines and codes necessary for the accurate calculation, display, storage and manipulation of data involving dates. In addition, in certain cases, we have warranted that the use or occurrence of dates on or after January 1, 2000 will not adversely affect the performance of our products with respect to four digit date dependent data or the ability to create, store, process and output information related to such data. If any of our licensees experience Year 2000 problems as a result of their use of our software products, those licensees could assert claims for damages which, if successful, could materially adversely affect our business, operating results and financial condition.



        We use third party equipment and software that may not be Year 2000 compliant. If this third party equipment or software does not operate properly with regard to the Year 2000, we may incur unexpected expenses to remedy any problems. These costs may materially adversely affect our business. In addition, if our key systems, or a significant number of our systems, failed as a result of Year 2000 problems we could incur substantial costs and disruption of our business.



        In addition, the purchasing patterns of our customers and potential customers may be affected by Year 2000 issues. Many companies are spending significant resources to correct their current software systems for Year 2000 compliance. While sales of certain of our products, in particular STARWARP and COMPAREX, have benefited from increased customer spending on Year 2000 readiness, we believe sales of our other FULL.CYCLE MAINFRAME products designed to improve the management of software change throughout an infrastructure have been and will continue to be adversely affected by customer focus on Year 2000 issues.



        For a more detailed description of our Year 2000 preparedness assessment, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."


EVOLVING TECHNOLOGY STANDARDS

        Our future success will depend on our ability to address the increasingly sophisticated needs of our customers by supporting existing and emerging hardware, software, database and networking platforms. We will have to develop and introduce enhancements to our existing products and new products on a timely basis to keep pace with technological developments, evolving industry standards and changing customer requirements. We expect that we will have to respond quickly to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. As a result, our position in existing markets or potential markets could be eroded rapidly by product advances. The life cycles of our products are difficult to estimate. Our growth and future financial performance will depend in part upon our ability to enhance existing applications, develop and introduce new applications that keep pace with technological advances, meet changing customer requirements and respond to competitive products. Our product development efforts are expected to continue to require substantial investments. We may not have sufficient resources to make the necessary investments. Any of these events could have a material adverse effect on our business, operating results and financial condition.


LIMITED PROTECTION OF SERENA'S INTELLECTUAL PROPERTY RIGHTS


        Our success will be heavily dependent upon proprietary technology. We rely primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. Such means of protecting our proprietary rights may not be adequate. We submitted four patent applications for our technology in 1998, and each of these applications is still pending. These patents may never be issued. Even if these patents are issued, they may not provide sufficiently broad protection or they may not prove enforceable in actions against alleged infringers. Despite precautions that we take, it may be possible for unauthorized third parties to copy aspects of our current or future products or to obtain and use information that we regard as proprietary. In particular, we may provide our licensees with access to our data model and other proprietary information underlying our licensed applications. Additionally, our competitors may independently develop similar or superior technology. Policing unauthorized use of software is difficult and some foreign laws do not protect our proprietary rights to the same extent as United States laws. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources and could materially adversely affect our business, operating results, and financial condition.


RISKS OF SERENA INFRINGING THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS; COMPUWARE
  LITIGATION



        Third parties may claim that our current or future products infringe their proprietary rights. Any such claims could affect our relationships with existing customers and may prevent future customers from licensing our products. Because we are dependent upon a limited number of products, any such claims with or without merit, could be time consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or license agreements may not be available on acceptable terms or at all. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the software industry segment grows and the functionality of products in different industry segments overlaps. As a result of these factors, infringement claims could materially adversely affect our business.



        In September 1998, Compuware Corporation, or Compuware, filed suit against SERENA in the United States District Court for the Eastern District of Michigan seeking unspecified compensatory damages, costs and attorneys fees, and injunctive relief based on allegations of copyright infringement, trade secret misappropriation and various tort claims related to the sale of our STARTOOL and STARWARP products. Compuware served the complaint on SERENA on November 18, 1998. Due to the nature of litigation generally and because the lawsuit brought by Compuware is at an early stage, management cannot ascertain the availability of injunctive relief or other equitable remedies or estimate the total expenses, possible damages or settlement value, if any, that may ultimately be incurred in connection with Compuware's suit. However, management believes, based on the advice of counsel, that SERENA has meritorious defenses to the allegations contained in Compuware's complaint. We believe that this matter will not have a material adverse effect on our results of operations or financial condition. This litigation could be time consuming and costly, and there can be no assurance that SERENA will necessarily prevail given the inherent uncertainties in litigation. In the event that we do not prevail in litigation, we could be prevented from selling our STARTOOL and STARWARP products or be required to enter into royalty or licensing agreements or pay monetary damages. Such royalty or licensing agreements, if required, may not be available on terms acceptable to SERENA or at all. In the event of a successful claim against us, our business, operating results or financial condition could be materially adversely affected.


PRODUCT ERRORS

        Because our software products are complex, they often contain errors or "bugs" that can be detected at any point in a product's life cycle. While we continually test our products for errors and work with customers through our customer support services to identify and correct bugs in our software, we expect that errors in our products will continue to be found in the future. Although many of these errors may prove to be immaterial, certain of these errors could be significant. Detection of any significant errors may result in, among other things, loss of, or delay in, market acceptance and sales of our products, diversion of development resources, injury to our reputation, or increased service and warranty costs. In the past we have discovered errors in certain of our products and have experienced delays in shipment of our products during the period required to correct these errors. These delays have principally related to new version and product update releases. To date none of these delays have materially affected our business. However, product errors or delays in the future, including any product errors or delays associated with the introduction of our FULL.CYCLE DESKTOP products could be material. In addition, in certain cases we have warranted that our products will operate in accordance with specified customer requirements. If our products fail to conform to such specifications, customers could demand a refund for the software license fee paid to us or assert claims for damages.


PRODUCT LIABILITY


        Our license agreements with our customers typically contain provisions designed to limit exposure to potential product liability claims. SERENA's standard software licenses provide that if our products fail to perform, we will correct or replace such products. If these correctional measures fail, we may be required to refund the license fee for such non-performing product. However, our standard license agreement limits our liability for non-performing products to the amount of license fee paid, if the license has been in effect for less than one year, or to the amount of the licensee's current annual maintenance fee, if the license is more than one year old. Our standard license also provides that SERENA shall not be liable for indirect or consequential damages caused by the failure of our products. Such limitation of liability provisions may, however, not be effective under the laws of certain jurisdictions to the extent local laws treat certain warranty exclusions as unenforceable. Although we have not experienced any product liability claims to date, the sale and support of our products entail the risk of such claims. In particular, issues relating to Year 2000 compliance have increased awareness of the potential adverse effects of software defects and malfunctions. We may be subject to such claims in the future. While we carry insurance covering such liability, such policies may not provide sufficient protection should a claim be asserted. A material product liability claim could materially adversely affect our business.


RISKS ASSOCIATED WITH POTENTIAL FUTURE ACQUISITIONS

        In the future we may make acquisitions of, or large investments in, businesses that offer products, services and technologies that we believe would help us better provide SCM products and services or help us expand our distribution channels. However, we may not be able to complete any such additional acquisitions in the future. Any future acquisitions or investments would present risks commonly encountered in acquisitions of businesses. The following are examples of such risks:

        - Difficulty in combining the technology, operations or work force of the acquired business

        - Disruption of SERENA's on-going businesses

        - Difficulty in realizing the potential financial or strategic benefits of the transaction

        - Difficulty in maintaining uniform standards, controls, procedures and policies

        - Possible impairment of relationships with employees and clients as a result of any integration of new businesses and management personnel

        We expect that future acquisitions, if any, could provide for consideration to be paid in cash, shares of SERENA common stock, or a combination of cash and SERENA common stock. If the consideration for such transaction is paid in common stock, this would further dilute existing stockholders. Any amortization of goodwill or other assets resulting from such acquisition transaction could materially impair our operating results and financial condition. If such an acquisition or large investments were to take place, the risks described above could materially adversely affect our business and future operating results.


ANTITAKEOVER EFFECTS OF SERENA'S UNDESIGNATED PREFERRED STOCK


        Upon completion of the offering, SERENA's board of directors will have the authority to issue up to 5,000,000 shares of preferred stock in one or more series. The board of directors can fix the price, rights, preferences, privileges and restrictions of such preferred stock without any further vote or action by

SERENA's stockholders. However, the issuance of shares of preferred stock may delay or prevent a change in control transaction without further action by the SERENA stockholders. As a result, the market price of the SERENA common stock and the voting and other rights of the holders of SERENA common stock may be adversely affected. The issuance of preferred stock may result in the loss of voting control to others. SERENA has no current plans to issue any shares of preferred stock.



ANTITAKEOVER EFFECTS OF CERTAIN PROVISIONS IN SERENA'S CHARTER DOCUMENTS



        Certain provisions of SERENA's charter documents will specify certain procedures for nominating directors and submitting proposals for consideration at stockholder meetings. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction and they could have the effect of discouraging others from making tender offers for SERENA's shares. As a result, these provisions may prevent the market price of SERENA common stock from reflecting the effects of actual or rumored takeover attempts. These provisions may also prevent changes in the management of SERENA.


ANTITAKEOVER EFFECTS OF DELAWARE LAW

        SERENA will be subject to the antitakeover provisions of the Delaware General Corporation Law, which regulates corporate acquisitions. The Delaware law prevents certain Delaware corporations, which will include SERENA, from engaging, under certain circumstances, in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For purposes of Delaware law, a "business combination" includes, among other things, a merger or consolidation involving SERENA and the interested stockholder and the sale of more than 10% of SERENA's assets. In general, Delaware law defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation and any entity or person affiliated with or controlling or controlled by such entity or person. Under Delaware law, a Delaware corporation may "opt out" of the antitakeover provisions. SERENA does not intend to "opt out" of these antitakeover provisions of Delaware Law.

SHARES ELIGIBLE FOR FUTURE SALE

        Sales of a substantial number of shares of SERENA's common stock in the public market following this offering could materially adversely affect the market price for such stock. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under certain agreements that SERENA's stockholders have entered into with the underwriters. Those agreements restrict SERENA's stockholders from selling, pledging or otherwise disposing of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Hambrecht & Quist LLC. Hambrecht & Quist LLC may, however, in its sole discretion, release all or any portion of the common stock from the restrictions of the lockup agreements.


        Based on shares of SERENA common stock outstanding as of October 31, 1998, as a result of the restrictions of federal securities law and the agreements SERENA's stockholders have entered into with the underwriters, no shares other than the 6,000,000 shares offered hereby will be eligible for sale on the date of this prospectus. Approximately 16,516,750 of the restricted shares will become eligible for sale 180 days after the date of this prospectus when the underwriters' restrictions on selling, pledging or otherwise disposing shares of common stock are released. In addition to the restricted shares described above, approximately 1,687,500 shares, all of which were issued in connection with our September 1998 acquisition of Optima, will become available for sale in the public market at various times after the 180th day following the date of this prospectus in accordance with federal securities law. Most of the restricted shares that will become eligible for sale at the 180th date after the date of this prospectus or afterward will be subject to certain volume limitations because they will be held by affiliates of SERENA.



        A total of 1,896,750 of the shares subject to the underwriters' restrictions were issued to certain officers and directors of SERENA pursuant to restricted stock agreements under our 1997 Stock Plan. Of these shares approximately 782,391 shares will remain subject to stock repurchase rights in favor of the Company at the 180th day should such officers or directors terminate their relationship with SERENA. These repurchase rights will lapse ratably over time.



        On or prior to the 180th day following the date of this prospectus, we intend to register under the federal securities laws an additional 4,925,000 shares of common stock previously issued or reserved for issuance under our 1997 Stock Plan, our 1999 Director Option Plan and our 1999 Employee Stock Purchase Plan. (In this prospectus we refer to these equity incentive plans as the 1997 Plan, the Director Plan and the Purchase Plan as appropriate.) These registered shares will include the 1,896,750 shares of common stock previously issued to certain officers and directors of the Company under restricted stock agreements pursuant to the 1997 Plan. Of the shares issuable upon exercise of outstanding options to be registered, approximately 253,267 shares will be vested and eligible for sale on the 180th date following the date of this prospectus. In addition, at the 180th day, 1,114,359 shares issued pursuant to restricted stock agreements under the 1997 Plan will no longer be subject to repurchase rights in favor of SERENA under those restricted stock agreements and such shares will be eligible for resale.


IMMEDIATE AND SUBSTANTIAL DILUTION


        The initial public offering price is substantially higher than the book value per share of common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $7.28 in net tangible book value per share of common stock. This dilution figure deducts the estimated underwriting discounts and commissions and estimated offering expenses payable by SERENA from the initial public offering price. Investors will incur additional dilution upon the exercise of outstanding stock options.


POSSIBLE VOLATILITY OF STOCK PRICE


        Stock prices and trading volumes for many technology companies fluctuate widely for reasons which may be unrelated to their business or results of operations. These fluctuations, as well as general economic, market and political conditions, could materially adversely affect the market price of SERENA's common stock.


        Future announcements concerning SERENA or our competitors could cause the market price of the common stock to fluctuate greatly. These type of announcements may include information concerning:


        - Any shortfall in SERENA's revenues or net income from revenues or net income expected by securities analysts



        - Announcements of new products by SERENA or our competitors, including announcements regarding our FULL.CYCLE DESKTOP products, currently under development


        - Quarterly fluctuations in our financial results or the results of other software companies, including those of our direct competitors

        - Changes in analysts' estimates of our financial performance, the financial performance of our competitors, or the financial performance of software companies in general

        - Changes in prices for our products or the products of our competitors

        - Changes in our revenue growth rates or the growth rates of our competitors

        - Sales of large blocks of SERENA common stock


        - Conditions in the financial markets in general and the software industry in particular


DISCRETION AS TO USE OF PROCEEDS

        Our primary purpose is to create a public market for our common stock. As of the date of this prospectus, we do not plan to use the proceeds from this offering other than for working capital and general corporate purposes. We may also use the proceeds in future strategic acquisitions of, or investments in, businesses that offer products, services and technologies that further our ability to provide SCM products and services to businesses or increase our ability to sell our products and services to new markets. Accordingly, SERENA will have broad discretion as to the use of the proceeds from this offering. Until the need arises to use the proceeds, we plan to invest the net proceeds in investment grade, interest-bearing securities.

                           FORWARD LOOKING STATEMENTS

        Certain statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," and elsewhere in this prospectus are "forward-looking statements." Such forward-looking statements include, without limitation, statements about the Company's plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward-looking statements. Because such forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including the Company's plans, objectives, expectations and intentions and other factors discussed under "Risk Factors."

                                USE OF PROCEEDS


        SERENA will receive net proceeds of $36,350,000 from the sale of 4,000,000 shares of common stock (and an additional $8,370,000 from the sale of 900,000 shares if the underwriters' over-allotment option is exercised in full) at an assumed initial public offering price of $10.00 per share after deducting underwriting commissions and discounts of $2,800,000 (and an additional $630,000 if the underwriters' over-allotment option is exercised in full) and estimated expenses of $850,000. SERENA will not receive any proceeds from the sale of common stock by the selling stockholders.


        The principal purpose of this offering is to create a public market for the common stock of SERENA. We intend to use the proceeds of the offering for working capital, general corporate purposes and potential strategic investments or acquisitions that complement our products, services, technologies or distribution channels. Pending such uses, we intend to invest the net proceeds of the initial public offering in investment grade interest-bearing securities.

                                DIVIDEND POLICY

        SERENA has never declared or paid any cash dividends on shares of its common stock. We intend to retain any future earnings for future growth and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION


        The following table sets forth the capitalization of SERENA at (a) October 31, 1998, after giving effect to a three-for-two stock split effected in July 1998 and a three-for-two stock split effected in November 1998 and (b) as adjusted to give effect to SERENA's receipt of the estimated net proceeds from the sale of 4,000,000 shares of common stock offered by SERENA hereby at an assumed initial public offering price of $10.00 per share and the application of the net proceeds therefrom.



        The outstanding share information includes 1,896,750 shares issued under restricted stock agreements under the 1997 Plan. The outstanding share information excludes 2,153,250 shares of common stock that were reserved for issuance upon exercise of stock options under the 1997 Plan as of October 31, 1998, of which 800,610 options were outstanding at such date at a per share weighted average exercise price of $3.60. In addition, in connection with this offering, our board of directors has approved (a) an increase of 500,000 shares for options under the 1997 Plan; (b) a reserve of 150,000 shares for options to be granted under the 1999 Director Option Plan; and (c) a reserve of 225,000 shares for options to be granted under the 1999 Employee Stock Purchase Plan. See "Management--Incentive Stock Plans," "Description of Capital Stock" and Notes 6 and 9 of Notes to Consolidated Financial Statements of SERENA.


        The capitalization information set forth in the table below is qualified by, and should be read in conjunction with, the more detailed Consolidated Financial Statements of SERENA and notes thereto and the Pro Forma Condensed Consolidated Financial Statements and notes thereto appearing elsewhere in this prospectus.


                                                                           OCTOBER 31, 1998
                                                                        ----------------------
                                                                         ACTUAL    AS ADJUSTED
                                                                        ---------  -----------
                                                                            (IN THOUSANDS)
Stockholders' equity:
    Preferred Stock: $0.001 par value, 5,000,000 shares authorized; no
      shares issued and outstanding, actual and as adjusted...........  $      --   $      --
    Common Stock: $0.001 par value, 60,000,000 shares authorized;
      20,204,250 issued and outstanding, actual; 24,204,250 shares
      issued and outstanding, as adjusted.............................         20          24
    Additional paid-in capital........................................     21,536      57,887
    Notes receivable from stockholders................................     (1,922)     (1,922)
    Deferred stock-based compensation.................................     (1,445)     (1,445)
    Accumulated other comprehensive losses............................        (19)        (19)
    Retained earnings.................................................     11,261      11,261
                                                                        ---------  -----------
        Total stockholders' equity and capitalization.................  $  29,431   $  65,781
                                                                        ---------  -----------
                                                                        ---------  -----------

                                    DILUTION


        The tangible book value of SERENA as of October 31, 1998 was $13.4 million, or approximately $0.66 per share. Net tangible book value per share represents the amount of SERENA's total assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in the offering made hereby and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the 4,000,000 shares of common stock offered by SERENA hereby at an assumed initial public offering price of $10.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by SERENA, the net tangible book value of SERENA at October 31, 1998 would have been $65.8 million, or approximately $2.72 per share. This represents an immediate increase in net tangible book value of $2.06 per share to existing stockholders and an immediate dilution in net tangible book value of $7.28 per share to new investors of common stock in this offering. The following table illustrates this dilution on a per share basis:



Assumed initial public offering price per share......................             $   10.00
    Net tangible book value per share as of October 31, 1998.........  $    0.66
    Increase in net tangible book value per share attributable to new
      investors......................................................       2.06
                                                                       ---------
Net tangible book value per share after offering.....................                  2.72
                                                                                  ---------
Dilution in net tangible book value per share to new investors.......             $    7.28
                                                                                  ---------
                                                                                  ---------



        The following table sets forth, on a pro forma basis as of October 31, 1998, the differences between the number of shares of common stock purchased from SERENA, the total effective cash consideration paid and the average price per share paid by existing holders of common stock and by the new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by SERENA, at an assumed initial public offering price of $10.00 per share.



                                   SHARES PURCHASED      TOTAL CONSIDERATION       AVERAGE
                                 --------------------  -----------------------      PRICE
                                  NUMBER     PERCENT     AMOUNT      PERCENT      PER SHARE
                                 ---------  ---------  ----------  -----------  -------------
Existing stockholders..........  20,204,250      83.5% $    1,003         0.0%    $    0.00
New investors..................  4,000,000       16.5  40,000,000       100.0%        10.00
                                 ---------  ---------  ----------  -----------
        Total..................  24,204,250    100.00% $40,001,003      100.0%
                                 ---------  ---------  ----------  -----------
                                 ---------  ---------  ----------  -----------



        These figures assume no exercise of options after October 31, 1998. These figures exclude 2,153,250 shares of common stock that were reserved for issuance upon exercise of stock options under the 1997 Plan as of October 31, 1998, of which 800,610 options were outstanding at such date at a per share weighted average exercise price of $3.60. These share figures include 1,896,750 shares issued under restricted stock agreements under the 1997 Plan. Additionally, in connection with this offering the board of directors approved
(i) an increase of 500,000 shares reserved for future issuance under the 1997 Plan; (ii) 150,000 shares reserved for future issuance under the 1999 Director Option Plan; and (iii) 225,000 shares reserved for future issuance under the 1999 Employee Stock Purchase Plan. To the extent that any shares are issued upon exercise of options that are presently outstanding or granted in the future, or reserved for future issuance under SERENA's stock plans, there will be further dilution to new investors. "Management--Incentive Stock Plans," "Description of Capital Stock" and Notes 6 and 9 of Notes to Consolidated Financial Statements of SERENA.



        Sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to 18,204,250 or approximately 75.2% (approximately 72.5%, if the Underwriters' over-allotment option is exercised in full) of the total number of shares of common stock outstanding upon the closing of this offering and will increase the number of shares held by new public investors to 6,000,000 or approximately 24.8% (6,900,000 shares, or approximately 27.5%, if the underwriters' over-allotment option is exercised in full) of the total number of shares of common stock outstanding after this offering. See "Principal and Selling Stockholders."

                      SELECTED CONSOLIDATED FINANCIAL DATA


        The selected historical consolidated financial data presented below are derived from the consolidated financial statements of SERENA Software, Inc. and its subsidiaries. The financial statements for each of the three years ended January 31, 1998 and the nine months ended October 31, 1998 have been audited by KPMG Peat Marwick LLP, independent auditors. The selected historical consolidated financial data for the nine months ended October 31, 1997 have been derived from unaudited consolidated financial statements that include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the Company's results of operations for that period. The statement of income unaudited pro forma financial information below has been derived from the unaudited Pro Forma Condensed Combined Financial Statements included elsewhere in this prospectus. The pro forma statement of income data give effect to SERENA's September 1998 acquisition of Optima as if the acquisition had occurred at the beginning of the earliest period presented, February 1, 1997. The selected unaudited pro forma financial information below does not represent what SERENA's results of operations would have been if the Optima acquisition had occurred on the date indicated, or the results of operations of SERENA and Optima as a combined company for any future period. The selected consolidated financial data set forth below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements of SERENA and Optima and notes thereto and the Unaudited Pro Forma Condensed Combined Financial Statements and notes thereto included elsewhere in this prospectus. The operating results for the periods presented are not necessarily indicative of the results to be expected for the full fiscal year or any other period.



                                                                                                    NINE MONTHS ENDED OCTOBER 31,
                                              FISCAL YEAR ENDED JANUARY 31,
                           --------------------------------------------------------------------  -----------------------------------
                                                                                 1998                                 1998
                                                                       ------------------------             ------------------------
                             1994       1995       1996       1997      ACTUAL      PRO FORMA      1997      ACTUAL      PRO FORMA
                           ---------  ---------  ---------  ---------  ---------  -------------  ---------  ---------  -------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME
  DATA:
  Revenue:
    Software licenses....  $   3,055  $   3,627  $   4,606  $   8,229  $  17,839    $  22,962    $  10,237  $  16,685    $  18,672
    Maintenance..........      3,171      4,141      5,679      8,730     12,258       12,691        8,831     12,098       13,201
    Professional
      services...........        160        370        459        495      2,050        5,662        1,421      2,363        5,026
                           ---------  ---------  ---------  ---------  ---------  -------------  ---------  ---------  -------------
      Total revenue......      6,386      8,138     10,744     17,454     32,147       41,315       20,489     31,146       36,899
                           ---------  ---------  ---------  ---------  ---------  -------------  ---------  ---------  -------------
  Cost of revenue:
    Software licenses....        379        479        552      1,298      1,087        1,024          701      1,266        1,534
    Maintenance..........      1,461      2,190      2,434      3,503      4,009        4,009        2,777      3,185        3,185
    Professional
      services...........        166        282        344        406      1,717        4,156        1,189      2,057        3,914
                           ---------  ---------  ---------  ---------  ---------  -------------  ---------  ---------  -------------
      Total cost of
        revenue..........      2,006      2,951      3,330      5,207      6,813        9,189        4,667      6,508        8,633
                           ---------  ---------  ---------  ---------  ---------  -------------  ---------  ---------  -------------
      Gross profit.......      4,380      5,187      7,414     12,247     25,334       32,126       15,822     24,638       28,266
                           ---------  ---------  ---------  ---------  ---------  -------------  ---------  ---------  -------------
  Operating expenses:
    Sales and
      marketing..........      1,354      1,866      2,505      4,605      7,947       11,394        5,244      8,956       10,280
    Research and
      development........      1,539      1,837      2,998      4,321      5,518        5,518        3,774      3,220        3,220
    General and
      administrative.....        935      1,312      1,727      2,296      3,296        5,577        1,913      2,786        3,303
    Stock-based
      compensation.......         --         --         --         --        880          880           --      2,071        2,071
    Amortization of
      intangible
      assets.............         --         --         --         --         --        1,546           --        154          784
                           ---------  ---------  ---------  ---------  ---------  -------------  ---------  ---------  -------------
      Total operating
        expenses.........      3,828      5,015      7,230     11,222     17,641       24,915       10,931     17,187       19,658
                           ---------  ---------  ---------  ---------  ---------  -------------  ---------  ---------  -------------
  Operating income.......        552        172        184      1,025      7,693        7,211        4,891      7,451        8,608
  Interest and other
    income, net..........         --         93        160        115        321          210          223        571          581
                           ---------  ---------  ---------  ---------  ---------  -------------  ---------  ---------  -------------
  Income before income
    taxes................        552        265        344      1,140      8,014        7,421        5,114      8,022        9,189
  Income taxes...........         36         10         66        278      3,253        3,602        1,833      3,596        4,227
                           ---------  ---------  ---------  ---------  ---------  -------------  ---------  ---------  -------------
  Net income.............  $     516  $     255  $     278  $     862  $   4,761    $   3,819    $   3,281  $   4,426    $   4,962
                           ---------  ---------  ---------  ---------  ---------  -------------  ---------  ---------  -------------
                           ---------  ---------  ---------  ---------  ---------  -------------  ---------  ---------  -------------
  Net income per share:
    Basic................  $    0.03  $    0.02  $    0.02  $    0.05  $    0.31    $    0.21    $    0.21  $    0.27    $    0.26
                           ---------  ---------  ---------  ---------  ---------  -------------  ---------  ---------  -------------
                           ---------  ---------  ---------  ---------  ---------  -------------  ---------  ---------  -------------
    Diluted..............  $    0.03  $    0.02  $    0.02  $    0.05  $    0.31    $    0.21    $    0.21  $    0.26    $    0.25
                           ---------  ---------  ---------  ---------  ---------  -------------  ---------  ---------  -------------
                           ---------  ---------  ---------  ---------  ---------  -------------  ---------  ---------  -------------
  Shares used to compute
    net income per share:
    Basic................     15,750     15,750     15,750     15,750     15,248       18,436       15,290     16,145       18,735
                           ---------  ---------  ---------  ---------  ---------  -------------  ---------  ---------  -------------
                           ---------  ---------  ---------  ---------  ---------  -------------  ---------  ---------  -------------
    Diluted..............     15,750     15,750     15,750     15,750     15,272       18,460       15,290     17,122       19,712
                           ---------  ---------  ---------  ---------  ---------  -------------  ---------  ---------  -------------
                           ---------  ---------  ---------  ---------  ---------  -------------  ---------  ---------  -------------



                                                                                       JANUARY 31,                       OCTOBER 31,
                                                                  -----------------------------------------------------  -----------
                                                                    1994       1995       1996       1997       1998        1998
                                                                  ---------  ---------  ---------  ---------  ---------  -----------
                                                                                            (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.....................................  $     708  $   1,953  $   2,840  $   4,031  $   9,024   $  16,878
  Working capital...............................................        472        434        429        618      6,942      12,884
  Total assets..................................................      2,734      4,327      6,717      9,233     20,567      46,988
  Total liabilities and deferred revenue........................      2,054      3,400      5,508      7,187     13,582      17,557
  Total shareholders' equity....................................  $     680  $     927  $   1,209  $   2,046  $   6,985   $  29,431

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


    OUR FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS OF SERENA AND THE NOTES THERETO AND THE PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS BASED UPON CURRENT EXPECTATIONS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. SERENA'S ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS," "BUSINESS" AND ELSEWHERE IN THIS PROSPECTUS.


OVERVIEW


    SERENA is a leading provider of products and services for managing and controlling software change throughout the software application life cycle. SERENA was founded in 1980 and we introduced our first SCM product, COMPAREX, in 1981. Since then, SERENA has developed a full suite of FULL.CYCLE MAINFRAME products, including our flagship product CHANGE MAN, which was introduced in 1988. IT managers use our products to track software changes during the software application design and development process, manage separate programming teams who are concurrently developing and enhancing applications, and oversee the deployment of the software applications.



    Prior to fiscal 1998, SERENA focused primarily on product development while relying on third party distributors for the majority of our sales, marketing and professional services activities. In fiscal 1998, SERENA hired a President and Chief Executive Officer who initiated a strategic expansion of our sales, marketing and professional service capabilities. This strategic expansion includes hiring additional direct sales personnel, initiating a telesales effort, recruiting additional third party distributors and increasing our professional services staff. We also broadened our professional management team to implement and manage the strategic expansion initiatives. New management hires include our Vice Presidents for Worldwide Marketing, Research and Development, Finance and Administration, International Operations, Services, Sales and North American Consulting Services. Moreover, both of our non-employee directors were appointed to the board of directors during fiscal 1999. See "Risk Factors--Risks Associated with New Executive Team."



    In September 1998, we acquired Optima, the primary distributor of our flagship CHANGE MAN product for over ten years. In certain markets, Optima had been the exclusive distributor of CHANGE MAN. This acquisition significantly expanded our professional services and sales and marketing capabilities and enables us to market CHANGE MAN as part of the FULL.CYCLE MAINFRAME product suite. As a result of the acquisition, we are able to market CHANGE MAN and our other FULL.CYCLE MAINFRAME products through our distribution channels as well as the historical distribution channels of Optima. We have taken over the sales and marketing and professional service organizations of Optima and continue to be responsible for the maintenance costs related to CHANGE MAN from Optima's licensing transactions. The Optima acquisition was accounted for under the purchase method of accounting and the results of operations of Optima are included in SERENA's historical results after the acquisition date. The pro forma results of operations include the historical financial statements of SERENA and those of Optima and give effect to the acquisition as if it had occurred on February 1, 1997, the beginning of the earliest pro forma period presented. Any failure to successfully integrate Optima into our business could have a material adverse effect on our business, operating results and financial results. See "Risk Factors--Integration of Optima into SERENA's Business."



    SERENA has grown rapidly in recent years as total revenue has increased from $6.4 million in fiscal 1994 to $32.1 million in fiscal 1998. The growth in total revenue has been primarily attributable to increased demand for our FULL.CYCLE MAINFRAME products as a result of greater awareness of and need for third party SCM solutions. We derive our revenue from software licenses, maintenance and professional services.



    Currently, all of our software license revenue is derived from our FULL.CYCLE MAINFRAME products. Customers typically purchase the FULL.CYCLE MAINFRAME products under Million Instructions Per Second, or MIPS-based, perpetual licenses. Mainframe software products and applications are usually priced based on hardware computing capacity. MIPS is a capacity measurement used by hardware manufacturers to rate computer size to determine the amount of capacity for running applications and supporting users. The higher a hardware's MIPS capacity, the more expensive a software license will be. Software products are also typically priced based on a perpetual license agreement, which entitles a customer to use the product on an ongoing basis. Initial license transactions generally include one year of software maintenance and support. Revenue from license agreements, excluding maintenance revenue included with the license, is recognized upon receipt and acceptance of a signed contract and delivery of the software, provided the related fee is fixed and determinable, collectibility of the revenue is probable and the arrangement does not involve significant customization of the software. Software license revenue is particularly dependent on new licenses of our CHANGE MAN and COMPAREX products. In fiscal 1997, 1998 and in the nine months ended October 31, 1998, sales of CHANGE MAN and COMPAREX together accounted for approximately 72%, 82% and 71% of SERENA's software license revenue, respectively. Any factors adversely affecting the pricing of, demand for or market acceptance of our FULL.CYCLE MAINFRAME products, such as competition or technological change, could materially adversely affect our business, operating results and financial condition. Of particular importance is the continued role of mainframe computers in a decentralized computing environment. We believe that the mainframe will continue to be an integral part of the distributed computing environment and its role in such environment will increase. See "Risk Factors--Dependence on FULL.CYCLE MAINFRAME Products" and "Dependence on the Continued Market for IBM and IBM-Compatible Mainframes."



    In recognition of the established benefits of desktop computing in the distributed enterprise environment, we are also using the proprietary technology and expertise in SCM solutions for the mainframe to the design and development of desktop-oriented products. See "Business--Strategy" and "--Products Under Development."



    We also provide ongoing maintenance, which includes technical support, version upgrades and enhancements, for an annual fee of approximately 17% of the current list price of the licensed product. We recognize maintenance revenue over the term of the contracts, typically one year, on a straight-line basis. Over 95% of our customers who were eligible to renew their maintenance agreements in calendar year 1997 did so. There can be no assurance that SERENA will maintain this rate of renewal. See "Risk Factors--Dependence on Installed Customer Base for Future Revenue."


    Professional services revenue is derived from our SER(POWER) consulting and educational services, including implementation and integration of licensed software, specialized consulting services such as "best practices" design, development and deployment of SCM solutions, and education courses for SERENA's products. Our professional services are typically billed on a time and materials basis and revenue is recognized as the related services are performed.



    Historically, SERENA's revenue has primarily been attributable to sales in North America. In fiscal 1997, 1998 and the nine months ended October 31, 1998, revenue attributable to sales in North America accounted for approximately 85%, 85% and 81% of SERENA's total revenue, respectively. Our plan is to expand our international operations significantly, particularly in Europe, as we believe international markets represent a significant growth opportunity. Consequently, we anticipate that international revenue will increase as a percentage of total revenue in the future. Our expansion of our international operations will be subject to a variety of risks that could materially adversely affect our business, operating results and financial condition. See "Risk Factors--International Operations." In North America, SERENA's revenue is generally denominated in United States dollars while international sales are generally denominated in local currencies, principally the British pound. As SERENA's international sales and operations expand, we anticipate that our exposure to foreign currency fluctuations will increase. See "Risk Factors--Currency Fluctuations."



    Maintenance revenue and professional services revenue have lower operating margins than software license revenue. In addition, we license the technology for our STARTOOL and STARWARP products and jointly own the technology for our SYNCTRAC product and consequently we have royalty obligations on the revenue we recognizes in connection with license and maintenance transactions involving these products. As a result, our license revenue for our STARTOOL, STARWARP and SYNCTRAC products has a lower operating margin than license revenue from other products. We expect operating expenses to increase substantially in the future as we continue to develop new and enhanced versions of our products, including our FULL.CYCLE DESKTOP product suite, increase our sales and marketing activities, expand our distribution channels, increase our professional services capabilities and pursue strategic relationships and acquisitions. Any failure by SERENA to significantly increase revenue as we implement these initiatives would materially adversely affect our business, operating results and financial condition. See "Risk Factors--Risks Associated with Increased Operating Expenses."

HISTORICAL RESULTS OF OPERATIONS


    The following table sets forth the historical results of operations for SERENA expressed as a percentage of total revenue. SERENA's historical operating results are not necessarily indicative of the results for any future period and include the results of Optima from September 25, 1998, the acquisition date.



                                                                    PERCENTAGE OF REVENUE
                                                    -----------------------------------------------------
                                                                                      NINE MONTHS ENDED
                                                              FISCAL YEAR
                                                           ENDED JANUARY 31,             OCTOBER 31,
                                                    -------------------------------  --------------------
                                                      1996       1997       1998       1997       1998
                                                    ---------  ---------  ---------  ---------  ---------
Revenue:
  Software licenses...............................       42.8%      47.2%      55.5%      50.0%      53.6%
  Maintenance.....................................       52.9       50.0       38.1       43.1       38.8
  Professional services...........................        4.3        2.8        6.4        6.9        7.6
                                                    ---------  ---------  ---------  ---------  ---------
    Total revenue.................................      100.0      100.0      100.0      100.0      100.0
                                                    ---------  ---------  ---------  ---------  ---------
Cost of revenue:
  Software licenses...............................        5.1        7.4        3.4        3.4        4.1
  Maintenance.....................................       22.7       20.1       12.5       13.6       10.2
  Professional services...........................        3.2        2.3        5.3        5.8        6.6
                                                    ---------  ---------  ---------  ---------  ---------
    Total cost of revenue.........................       31.0       29.8       21.2       22.8       20.9
                                                    ---------  ---------  ---------  ---------  ---------
  Gross profit....................................       69.0       70.2       78.8       77.2       79.1
                                                    ---------  ---------  ---------  ---------  ---------
Operating expenses:
  Sales and marketing.............................       23.3       26.4       24.7       25.6       28.8
  Research and development........................       27.9       24.8       17.2       18.4       10.3
  General and administrative......................       16.1       13.1       10.3        9.3        8.9
  Stock-based compensation........................         --         --        2.7         --        6.7
  Amortization of intangible assets...............         --         --         --         --        0.5
                                                    ---------  ---------  ---------  ---------  ---------
    Total operating expenses......................       67.3       64.3       54.9       53.3       55.2
                                                    ---------  ---------  ---------  ---------  ---------
Operating income..................................        1.7        5.9       23.9       23.9       23.9
Interest and other income, net....................        1.5        0.6        1.0        1.1        1.8
                                                    ---------  ---------  ---------  ---------  ---------
Income before income taxes........................        3.2        6.5       24.9       25.0       25.7
Income taxes......................................        0.6        1.6       10.1        9.0       11.5
                                                    ---------  ---------  ---------  ---------  ---------
Net income........................................        2.6%       4.9%      14.8%      16.0%      14.2%
                                                    ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------



COMPARISON OF NINE MONTHS ENDED OCTOBER 31, 1997 AND 1998


REVENUE


    SERENA derives revenue from software licenses, maintenance and professional services. SERENA's total revenue increased 52% from $20.5 million for the nine months ended October 31, 1997 to $31.1 million for the nine months ended October 31, 1998.



    SOFTWARE LICENSES. Software license revenue increased 63% from $10.2 million for the nine months ended October 31, 1997 to $16.7 million for the nine months ended October 31, 1998, representing 50% and 54% of total revenue, respectively. The increase in software license revenue is generally attributable to increased demand for new licenses of FULL.CYCLE MAINFRAME products as a result of greater customer awareness of and need for third party SCM solutions and, to a lesser extent, an increase in sales force productivity and personnel. In particular, sales of the COMPAREX product grew significantly, with software license revenue attributable to COMPAREX increasing from $4.3 million in the nine months ended October 31, 1997 to $7.6 million in the nine months ended October 31, 1998.

    MAINTENANCE. Maintenance revenue increased 37% from $8.8 million for the nine months ended October 31, 1997 to $12.1 million for the nine months ended October 31, 1998, representing 43% and 39% of total revenue, respectively. The dollar increase reflects the growth in software license revenue, as new software licenses generally include one year of maintenance, renewals of maintenance agreements by existing customers and, to a lesser extent, maintenance price increases on renewals of maintenance agreements by existing customers. Maintenance revenue increased at a slower rate than license revenue because license revenue is generally recognized upon contract signing and delivery of the software whereas maintenance revenue is deferred and amortized over the contractual term of the arrangement.



    PROFESSIONAL SERVICES. Professional services revenue increased 66% from $1.4 million for the nine months ended October 31, 1997 to $2.4 million for the nine months ended October 31, 1998, representing 7% and 7% of total revenue, respectively. The dollar increase is attributable to greater consulting opportunities resulting from our expanded customer base and, to a lesser extent, increases in our consulting service capabilities. The acquisition of Optima on September 25, 1998 resulted in the recording of additional professional services revenue in the final month of the nine month period ended October 31, 1998, accounting for approximately 40% of the total $1.0 million increase in professional service revenue.



COST OF REVENUE



    Cost of revenue consists of cost of software licenses, cost of maintenance and cost of professional services. Cost of revenue was $4.7 million and $6.5 million for the nine months ended October 31, 1997 and 1998, representing 23% and 21% of total revenue, respectively. The decline in cost of revenue as a percentage of total revenue is attributable to the increase in higher margin software license revenue as a percentage of total revenue.



    SOFTWARE LICENSES. Cost of software licenses consists principally of royalties associated with our STARTOOL, STARWARP and SYNCTRAC products. Cost of software licenses was $0.7 million and $1.3 million for the nine months ended October 31, 1997 and 1998, representing 7% and 8% of total software licenses revenue, respectively. The increase in cost of software licenses as a percentage of license revenue is due to the increase in the royalty bearing license revenue as a percentage of total license revenue.



    MAINTENANCE. Cost of maintenance consists primarily of salaries, bonuses and other costs associated with our customer support organizations, and to a lessor extent, royalties associated with our STARTOOL, STARWRAP and SYNCTRAC maintenance sales and renewals. Cost of maintenance was $2.8 million and $3.2 million for the nine months ended October 31, 1997 and 1998, representing 31% and 26% of total maintenance revenue, respectively. The dollar increase in cost of maintenance is due to increases in royalties and costs associated with supporting our customer support organization.



    PROFESSIONAL SERVICES. Cost of professional services consists of salaries, bonuses and other costs associated with supporting our professional services organization. Cost of professional services was $1.2 million and $2.1 million for the nine months ended October 31, 1997 and 1998, representing 84% and 87% of professional services revenue, respectively. The dollar increase in cost of professional services revenue is attributable to increased expenses associated with supporting the professional services organization including additions of personnel and other infrastructure costs.



OPERATING EXPENSES



    SALES AND MARKETING. Sales and marketing expenses consist primarily of salaries, commissions and bonuses, payroll taxes, profit sharing expenses and employee benefits as well as travel, entertainment and marketing expenses. Sales and marketing expenses were $5.2 million and $9.0 million for the nine months ended October 31, 1997 and 1998, representing 26% and 29% of total revenue, respectively. These increases are due primarily to our expansion of our direct sales and marketing organization in these periods and, to a lesser extent, the development of our telesales efforts. We expect sales and marketing expenses to increase as we continue to hire additional sales and marketing personnel as we transition away from relying primarily on third parties to sell and market our products.

    RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salaries, bonuses, payroll taxes, profit sharing expenses and employee benefits and costs attributable to research and development activities. Research and development expenses were $3.8 million and $3.2 million for the nine months ended October 31, 1997 and 1998, representing 18% and 10% of total revenue, respectively. These reductions in research and development expenses are attributable principally to the restructuring of compensation arrangements with SERENA's founder and Chief Technology Officer. We expect research and development expenses to increase as we continue to hire additional research and development personnel to develop our FULL.CYCLE DESKTOP product suite and our SERNET ENTERPRISE products.



    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of salaries, bonuses, payroll taxes, profit sharing expenses and benefits and certain non-allocable administrative costs, including legal and accounting fees and bad debts. General and administrative expenses were $1.9 million and $2.8 million for the nine months ended October 31, 1997 and 1998, representing 9% of total revenue in both periods. The dollar increase is primarily related to costs associated with expansion of our administrative infrastructure in order to support our increased sales, marketing, consulting and maintenance activities. We expect general and administrative expenses to increase as we expand our infrastructure and incur additional costs as a result of being a public company.



    STOCK-BASED COMPENSATION. In the quarter ended January 31, 1998, SERENA recorded deferred stock-based compensation of $4.0 million in connection with the issuance of restricted stock and grant of options to purchase common stock in January 1998. An additional $0.4 million of deferred stock-based compensation was recorded in the nine months ended October 31, 1998 for stock-based awards granted during this period. Deferred stock-based compensation is generally being amortized over the 36 to 48 month vesting periods of the related award. This amortization is being recorded in a manner consistent with Financial Accounting Standard Board, or FASB, Interpretation No. 28. Of the total deferred stock-based compensation, approximately $2.1 million was amortized in the nine month period ended October 31, 1998. We expect to amortize an additional $0.4 million in the remainder of fiscal 1999, $0.8 million in fiscal 2000, $0.2 million in fiscal 2001 and $0.1 million in fiscal 2002. See Note 6 of Notes to Consolidated Financial Statements of SERENA.



    AMORTIZATION OF INTANGIBLE ASSETS. In the quarter ended October 31, 1998, we recorded intangible assets of $16.2 million in connection with the acquisition of Optima in September 1998. The intangible assets are being amortized over periods of one year or less on $0.5 million and fifteen years on the remaining $15.7 million. Of the total intangible assets, approximately $0.2 million was amortized in the nine month period ended October 31, 1998. We expect to amortize an additional $0.5 million in the remainder of fiscal 1999, $1.3 million in fiscal 2000, and $1.0 million in each fiscal year thereafter until fully amortized in fiscal 2014. See Note 9 of Notes to Consolidated Financial Statements of SERENA.


INTEREST AND OTHER INCOME, NET


    Interest and other income, net is generated primarily from the interest earned on cash and cash equivalents. Interest and other income, net increased from $0.2 million in the nine month period ended October 31, 1997 to $0.6 million in the nine month period ended October 31, 1998, principally as the result of increased cash and cash equivalent balances in the latter period.


INCOME TAXES


    Income taxes were $1.8 million and $3.6 million for the nine months ended October 31, 1997 and 1998, respectively. The effective tax rates for the nine months ending October 31, 1997 and 1998 were 36% and 45%, respectively. The increase in the effective tax rate is primarily due to the $2.1 million in nondeductible stock-based compensation and, to a lesser extent, the $0.2 million nondeductible amortization of intangible assets arising from the aquisition of Optima. The nondeductible expense associated with stock-based compensation will decline ratably over the next three years.

COMPARISON OF FISCAL YEARS ENDED JANUARY 31, 1996, 1997 AND 1998

REVENUE


    SERENA's total revenue was $10.7 million, $17.5 million and $32.1 million in fiscal 1996, 1997 and 1998, respectively, representing year-to-year increases of 62% between 1996 and 1997 and 84% between 1997 and 1998.



    SOFTWARE LICENSES. Software license revenue was $4.6 million, $8.2 million and $17.8 million in fiscal 1996, 1997 and 1998, representing 43%, 47% and 56% of total revenue, respectively. The increases are generally attributed to increased demand for new licenses of FULL.CYCLE MAINFRAME products as a result of greater customer awareness of and need for third party SCM solutions and, to a lesser extent, software license price increases. In particular, sales of our COMPAREX and CHANGE MAN products grew significantly.



    MAINTENANCE. Maintenance revenue was $5.7 million, $8.7 million and $12.3 million in fiscal 1996, 1997 and 1998, representing 53%, 50% and 38% of total revenue, respectively. The dollar increases reflect both growth in software license revenue, as new licenses generally include one year of maintenance, renewals of maintenance agreements by existing customers and, to a lesser extent, maintenance price increases. Maintenance revenue decreased as a percentage of total revenues due to the growth in software license revenue which is generally recognized upon contract signing and delivery of the software whereas maintenance revenue is deferred and amortized over the contractual term of the arrangement, usually one year.



    PROFESSIONAL SERVICES. Professional services revenue was $0.5 million, $0.5 million and $2.0 million in fiscal 1996, 1997 and 1998, representing 4%, 3% and 6% of total revenue, respectively. The dollar increases are attributable to greater consulting opportunities resulting from our larger installed customer base and our expanded consulting service capabilities.



COST OF REVENUE



    Cost of revenue, which consists of cost of software licenses, cost of maintenance and cost of professional services, was $3.3 million, $5.2 million and $6.8 million in fiscal 1996, 1997 and 1998, representing 31%, 30% and 21% of total revenue, respectively. The dollar increases are due primarily to increased expenses associated with professional services revenue and maintenance revenue, including personnel additions to support professional services and maintenance revenue growth, and software license royalties. The decrease in cost of revenue as a percentage of total revenue in fiscal 1998 from prior years is due in part to the $0.3 million and $1.3 million in fees paid by SERENA in fiscal 1996 and 1997, respectively, to complete the termination of a third party distributor agreement for our COMPAREX product.



    SOFTWARE LICENSES. Cost of software licenses was $0.6 million, $1.3 million and $1.1 million in fiscal 1996, 1997 and 1998, representing 12%, 16% and 6% of total software licenses revenue, respectively. The dollar increase in fiscal 1997 over 1996 and the dollar decrease in fiscal 1998 over 1997 are predominately due to fees paid in fiscal 1996 totaling $0.1 million and in fiscal 1997 totaling $0.6 million in connection with the termination of a third party distributor agreement for our COMPAREX product. The decrease in cost of revenue as a percentage of total revenue is also attributable to the increase in higher margin software license revenue as a percentage of total revenue.



    MAINTENANCE. Cost of maintenance was $2.4 million, $3.5 million and $4.0 million in fiscal 1996, 1997 and 1998, representing 43%, 40% and 33% of total maintenance revenue. The dollar increases are predominately due to increased expenses associated with our customer support organization including personnel additions needed to support the maintenance revenue growth. As a percentage of total maintenance revenue, cost of maintenance decreased as the rate of increase in costs associated with supporting our customer support organizations was less than the rate of increase in maintenance revenue.



    PROFESSIONAL SERVICES. Cost of professional services was $0.3 million, $0.4 million and $1.7 million in fiscal 1996, 1997 and 1998, representing 75%, 82% and 84% of total professional services revenue. The dollar increases year over year are predominately due to increased expenses associated with our professional services organization and infrastructure including personnel additions needed to support the professional services revenue growth. As a percentage of total professional services revenue, cost of professional services has increased each year as we focus on expanding its consulting business organization.



OPERATING EXPENSES



    SALES AND MARKETING. Sales and marketing expenses were $2.5 million, $4.6 million and $7.9 million in fiscal 1996, 1997 and 1998, representing 23%, 26% and 25% of total revenue, respectively. The dollar increases in each fiscal year are due primarily to our expansion of our sales organization which began in fiscal 1998. The dollar increase from fiscal 1996 to fiscal 1997 is attributable to increased salaries, commissions and profit sharing expenses and additional marketing expenses.



    RESEARCH AND DEVELOPMENT. Research and development expenses were $3.0 million, $4.3 million and $5.5 million in fiscal 1996, 1997 and 1998, representing 28%, 25% and 17% of total revenue, respectively. The dollar increases in each fiscal year are due primarily to increased payroll costs, including profit sharing expenses and increased bonus compensation to SERENA's founder and Chief Technology Officer and, to a lesser extent, costs associated with the evaluation of third party software products. Research and development expenses have decreased as a percentage of total revenue as SERENA's revenue has continued to increase at a faster rate than research and development expenses have increased.



    GENERAL AND ADMINISTRATIVE. General and administrative expenses were $1.7 million, $2.3 million and $3.3 million in fiscal 1996, 1997 and 1998, representing 16%, 13% and 10% of total revenue, respectively. The dollar increases in each fiscal year are primarily due to salary, bonus, commission, payroll tax, profit sharing and employee benefit costs associated with the expansion of our administrative infrastructure in order to support our increased sales, marketing, professional services and maintenance activities. The decrease in general and administrative expenses as a percentage of total revenue is principally attributable to SERENA's revenue growth during this period.



    STOCK-BASED COMPENSATION. In the quarter ended January 31, 1998, SERENA recorded aggregate deferred stock-based compensation of $4.0 million in connection with the issuance of restricted stock and grant of options to purchase common stock in January 1998. Deferred stock-based compensation is generally being amortized over the 36 to 48 month vesting periods of the related awards. This amortization is being recorded in a manner consistent with FASB Interpretation No. 28. Of the total deferred stock-based compensation, approximately $0.9 million was amortized in fiscal 1998.


INTEREST AND OTHER INCOME, NET


    Interest and other income, net was $0.2 million, $0.1 million and $0.3 million in fiscal 1996, 1997 and 1998, respectively. Interest and other income, net has fluctuated from period to period based on SERENA's cash balances.


INCOME TAXES


    Income taxes were $0.1 million, $0.3 million and $3.3 million for fiscal 1996, 1997 and 1998, respectively. The effective tax rate was 19%, 24% and 41% in fiscal 1996, 1997 and 1998, respectively. SERENA's effective income tax rate has historically benefited from the United States research and experimentation tax credit and tax benefits generated from export sales made from the United States. SERENA's effective income tax rate has increased year over year predominantly due to higher marginal tax rates resulting from substantially higher pretax profits and the recording of $0.9 million in nondeductible stock-based compensation recorded in the fourth quarter of fiscal 1998.

SELECTED UNAUDITED PRO FORMA QUARTERLY RESULTS OF OPERATIONS


    The following table sets forth selected unaudited pro forma condensed combined statement of income data for the seven quarters ended October 31, 1998, both in dollar amounts and as a percentage of revenue. This information has been derived from SERENA's unaudited pro forma condensed combined statements of income, giving effect to the Optima acquisition as a purchase as if such acquisition had occurred as of February 1, 1997. This data should be read in conjunction with the unaudited Pro Forma Combined Condensed Financial Statements for the fiscal year ended January 31, 1998 and nine months ended October 31, 1998 and the notes thereto included elsewhere in this prospectus. For pro forma purposes, SERENA's consolidated statement of operations for each of the seven quarters ended October 31, 1998 give effect to the Optima acquisition as if it had occurred on February 1, 1997. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial condition that would have been reported if the Optima acquisition had been consummated at the beginning of the earliest period indicated or that SERENA or the combined company may report in the future.


                                                                               QUARTER ENDED
                                                 --------------------------------------------------------------------------
                                                  APR. 30,     JUL. 31,     OCT. 31,     JAN. 31,     APR. 30,    JUL. 31,
                                                    1997         1997         1997         1998         1998        1998
                                                 -----------  -----------  -----------  -----------  -----------  ---------
                                                                               (IN THOUSANDS)
Revenue:
  Software licenses............................   $   3,514    $   4,591    $   5,009    $   9,848    $   5,097   $   6,625
  Maintenance..................................       2,774        3,013        3,275        3,629        3,953       4,477
  Professional services........................         893        1,384        1,560        1,825        1,785       1,347
                                                 -----------  -----------  -----------  -----------  -----------  ---------
    Total revenue..............................       7,181        8,988        9,844       15,302       10,835      12,449
                                                 -----------  -----------  -----------  -----------  -----------  ---------
Cost of revenue:
  Software licenses............................          50          383          326          265          421         490
  Maintenance..................................         827        1,005          945        1,232          892       1,138
  Professional services........................         650          940        1,185        1,381        1,299       1,219
                                                 -----------  -----------  -----------  -----------  -----------  ---------
    Total cost of revenue......................       1,527        2,328        2,456        2,878        2,612       2,847
                                                 -----------  -----------  -----------  -----------  -----------  ---------
  Gross profit.................................       5,654        6,660        7,388       12,424        8,223       9,602
Operating expenses:
  Sales and marketing..........................       2,424        2,523        2,440        4,007        2,897       3,869
  Research and development.....................       1,053        1,316        1,406        1,743        1,000       1,073
  General and administrative...................       1,116        1,099        1,018        2,344        1,013       1,067
  Stock-based compensation.....................          --           --           --          880          906         652
  Amortization of intangible assets............         462          462          311          311          261         262
                                                 -----------  -----------  -----------  -----------  -----------  ---------
    Total operating expenses...................       5,055        5,400        5,175        9,285        6,077       6,923
                                                 -----------  -----------  -----------  -----------  -----------  ---------
Operating income...............................         599        1,260        2,213        3,139        2,146       2,679
Interest and other income, net.................          39           24           55           92          149         192
                                                 -----------  -----------  -----------  -----------  -----------  ---------
Income before income taxes.....................         638        1,284        2,268        3,231        2,295       2,871
Income taxes...................................         403          639          943        1,617        1,215       1,329
                                                 -----------  -----------  -----------  -----------  -----------  ---------
Net income.....................................   $     235    $     645    $   1,325    $   1,614    $   1,080   $   1,542
                                                 -----------  -----------  -----------  -----------  -----------  ---------
                                                 -----------  -----------  -----------  -----------  -----------  ---------

                                                                      AS A PERCENTAGE OF TOTAL REVENUE
                                                 --------------------------------------------------------------------------
Revenue:
  Software licenses............................        48.9%        51.1%        50.9%        64.4%        47.0%       53.2%
  Maintenance..................................        38.7         33.5         33.3         23.7         36.5        36.0
  Professional services........................        12.4         15.4         15.8         11.9         16.5        10.8
                                                 -----------  -----------  -----------  -----------  -----------  ---------
    Total revenue..............................       100.0        100.0        100.0        100.0        100.0       100.0
                                                 -----------  -----------  -----------  -----------  -----------  ---------
Cost of revenue:
  Software licenses............................         0.7          4.3          3.3          1.7          3.9         3.9
  Maintenance..................................        11.5         11.2          9.6          8.1          8.2         9.2
  Professional services........................         9.1         10.4         12.0          9.0         12.0         9.8
                                                 -----------  -----------  -----------  -----------  -----------  ---------
    Total cost of revenue......................        21.3         25.9         24.9         18.8         24.1        22.9
                                                 -----------  -----------  -----------  -----------  -----------  ---------
  Gross profit.................................        78.7         74.1         75.1         81.2         75.9        77.1
Operating expenses:
  Sales and marketing..........................        33.8         28.1         24.8         26.2         26.7        31.1
  Research and development.....................        14.7         14.7         14.3         11.4          9.2         8.6
  General and administrative...................        15.5         12.2         10.3         15.3          9.4         8.6
  Stock-based compensation.....................          --           --           --          5.8          8.4         5.2
  Amortization of intangible assets............         6.4          5.1          3.2          2.0          2.4         2.1
                                                 -----------  -----------  -----------  -----------  -----------  ---------
    Total operating expenses...................        70.4         60.1         52.6         60.7         56.1        55.6
                                                 -----------  -----------  -----------  -----------  -----------  ---------
Operating income...............................         8.3         14.0         22.5         20.5         19.8        21.5
Interest and other income, net.................         0.5          0.3          0.6          0.6          1.4         1.6
                                                 -----------  -----------  -----------  -----------  -----------  ---------
Income before income taxes.....................         8.8         14.3         23.1         21.1         21.2        23.1
Income taxes...................................         5.6          7.1          9.6         10.6         11.2        10.7
                                                 -----------  -----------  -----------  -----------  -----------  ---------
Net income.....................................         3.2%         7.2%        13.5%        10.5%        10.0%       12.4%
                                                 -----------  -----------  -----------  -----------  -----------  ---------
                                                 -----------  -----------  -----------  -----------  -----------  ---------


                                                  OCT. 31,
                                                    1998
                                                 -----------

Revenue:
  Software licenses............................   $   6,950
  Maintenance..................................       4,771
  Professional services........................       1,894
                                                 -----------
    Total revenue..............................      13,615
                                                 -----------
Cost of revenue:
  Software licenses............................         623
  Maintenance..................................       1,155
  Professional services........................       1,396
                                                 -----------
    Total cost of revenue......................       3,174
                                                 -----------
  Gross profit.................................      10,441
Operating expenses:
  Sales and marketing..........................       3,514
  Research and development.....................       1,147
  General and administrative...................       1,223
  Stock-based compensation.....................         513
  Amortization of intangible assets............         261
                                                 -----------
    Total operating expenses...................       6,658
                                                 -----------
Operating income...............................       3,783
Interest and other income, net.................         240
                                                 -----------
Income before income taxes.....................       4,023
Income taxes...................................       1,683
                                                 -----------
Net income.....................................   $   2,340
                                                 -----------
                                                 -----------

Revenue:
  Software licenses............................        51.1%
  Maintenance..................................        35.0
  Professional services........................        13.9
                                                 -----------
    Total revenue..............................       100.0
                                                 -----------
Cost of revenue:
  Software licenses............................         4.6
  Maintenance..................................         8.5
  Professional services........................        10.2
                                                 -----------
    Total cost of revenue......................        23.3
                                                 -----------
  Gross profit.................................        76.7
Operating expenses:
  Sales and marketing..........................        25.8
  Research and development.....................         8.4
  General and administrative...................         9.0
  Stock-based compensation.....................         3.8
  Amortization of intangible assets............         1.9
                                                 -----------
    Total operating expenses...................        48.9
                                                 -----------
Operating income...............................        27.8
Interest and other income, net.................         1.8
                                                 -----------
Income before income taxes.....................        29.6
Income taxes...................................        12.4
                                                 -----------
Net income.....................................        17.2%
                                                 -----------
                                                 -----------

PRO FORMA QUARTERLY RESULTS


    SERENA's software license revenue for the quarter ended January 31, 1998 reflects $2.5 million in revenue from a large licensing transaction with one customer. Professional services revenue for the quarters ended January 31, 1998 and April 30, 1998 reflect increased consulting services resulting from a single consulting arrangement. SERENA's operating expenses for the quarter ended January 31, 1998 increased in relation to prior quarters due to the recording of $0.9 million in stock-based compensation expense and increases in payroll costs such as commissions, bonuses and profit sharing expenses which increased significantly in proportion to revenue during the same period. Research and development expenses in the pro forma quarterly results do not differ substantially on a dollar basis from SERENA's historical results because Optima operated as a third-party reseller, marketing and consulting organization which did not undertake any research and development efforts. Operating expenses also include the amortization of intangibles associated with the purchase accounting treatment of the Optima acquisition totaling $16.2 million, of which $0.6 million and $1.3 million will be amortized in fiscal 1999 and 2000, respectively. The remaining $14.3 million will be amortized on a straight-line basis until fiscal 2014. SERENA's actual financial statements will reflect the amortization of these intangibles beginning with the effective date of the Optima acquisition. Quarterly results beginning with the quarter ended January 31, 1998 also include stock-based compensation incurred in connection with the issuance of restricted stock and the grant of certain stock options. The pro forma effective tax rate reflects the nondeductibility of the amortization of goodwill associated with the Optima acquisition and the stock-based compensation.



    Our quarterly operating results have varied significantly in the past and may vary significantly in the future depending on a number of factors, many of which are beyond our control. These factors are described in the risk factor captioned "Potential Fluctuations in Quarterly Operating Results."



    We have experienced and expect to continue to experience seasonality in sales of our software products. We have described these seasonal trends under the risk factor captioned "Effects of Seasonality."


LIQUIDITY AND CAPITAL RESOURCES


    Since SERENA's inception, we have financed our operations and met our capital expenditure requirements through cash flows from operations. At October 31, 1998, SERENA had $16.9 million in cash and cash equivalents. Cash flows provided by operating activities were $1.5 million, $2.6 million, $5.7 million and $9.9. million in fiscal 1996, 1997 and 1998, and the nine months ended October 31, 1998, respectively. SERENA's cash flows provided by operating activities exceeded net income during each of these periods principally due to cash collections in advance of revenue recognition for maintenance contracts and the inclusion of noncash expenses, such as depreciation and stock-based compensation in net income, partially offset by growth in accounts receivable during most periods. Cash used in investing activities were predominantly related to the purchase of computer equipment and office furniture and equipment and totaled $0.6 million, $1.4 million, $0.0 million and $0.7 million in fiscal 1996, 1997 and 1998, and the nine months ended October 31, 1998, respectively. Cash used in financing activities related to the repurchase of $0.7 million in common stock in fiscal 1997 from a resigning executive officer of SERENA and the repayment of $1.4 million of notes payable assumed in the acquisition of Optima. See "Certain Transactions." There were no financing activities in fiscal 1996 or 1997 or, as of the date of this prospectus, in fiscal 1999.



    At October 31, 1998, SERENA did not have any material commitments for capital expenditures and has no revolving credit agreement or other term loan agreements with any bank or other financial institution.



    At October 31, 1998, SERENA had working capital of $12.9 million and accounts receivable, net of allowances, of $10.6 million. Total deferred revenue increased to $11.5 million at October 31, 1998 from $7.9 million at January 31, 1998 primarily as a result of increased billings of maintenance fees.



    We believe that the net proceeds from the offering and cash from operations will satisfy our working capital and capital expenditure requirements for at least the next twelve months.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS


    The FASB recently issued Statement of Financial Accounting Standards No. 133, or SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133 addresses the accounting for derivative instruments, including derivative instruments embedded in other contracts. Under SFAS No. 133, entities are required to carry all derivative instruments in the balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it. We must adopt SFAS No. 133 by October 1, 1999. We do not anticipate that SFAS No. 133 will have an impact on our financial statements.


YEAR 2000 COMPLIANCE


    Many computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such Year 2000 requirements.



    In the ordinary course of our business, we test and evaluate our software products. We believe that our software products are generally Year 2000 compliant, meaning that the use or occurrence of dates on or after January 1, 2000 will not materially affect the performance of such software products or the ability of such products to correctly create, store, process and output information of data involving dates. However, we may learn that certain of our software products do not contain all necessary software routines and codes necessary for the accurate calculation, display, storage and manipulation of data involving dates. In addition, in certain cases, we have warranted that the use or occurrence of dates on or after January 1, 2000 will not adversely affect the performance of our products with respect to four digit date dependent data or the ability to create, store, process and output information related to such data. If any of our licensees experience Year 2000 problems as a result of their use of our software products, those licensees could assert claims for damages. Our standard licensing agreement provides that if our products do not perform to their specifications, we will correct such problems or issue replacement software. If these corrective measures fail, we may refund the license fee associated with the non-performing product. Our standard software license agreement limits our liability to the amount of the license fee paid, if the license has been in effect for less than one year, or for the amount of the license's annual maintenance renewal fee, if the license is more than one year old. To date we have not received any Year 2000 related claims on our software products.



    Although SERENA does not have a formal plan to address Year 2000 issues, management is currently addressing Year 2000 problems as they relate to our internal operating systems. We anticipate that our review of Year 2000 issues and any remediation efforts, will continue throughout calendar 1999. Our Year 2000 review of our internal operating systems is concentrated on our internal accounting and customer service systems, the systems we believe are most important to our business. We have found our internal accounting software to be Year 2000 compliant. We are still reviewing our customer service internal operating systems. If any Year 2000 issues are uncovered with respect to the customer service systems or our other internal systems, we believe these problems will be able to be resolved without material difficulty or cost as replacement systems are available on commercially reasonable terms.



    In view of our Year 2000 review and remediation efforts to date, and the limited activities that remain to be completed, we do not consider contingency planning to be necessary at this time. To date costs related to Year 2000 issues have not been material, and we do not believe such costs will be material in the future.



    We have sought assurances from the suppliers of all third party equipment and software that we believe is critical to our business that their products are Year 2000 compliant. While SERENA has received several assurances as to the Year 2000 compliance of these third party products, we generally do not have any contractual rights with the third party providers should these equipment or software fail due to Year 2000 issues. If this third party equipment or software does not operate properly with regard to the

Year 2000, we may incur unexpected expenses to remedy any problems. These expenses could potentially include purchasing replacement hardware and software.



    In addition, the purchasing patterns of our customers and potential customers may be affected by Year 2000 issues. Many companies are spending significant resources to correct their current software systems for Year 2000 compliance. While sales of certain of our products, in particular STARTOOL, STARWARP and COMPAREX, have benefited from increased customer spending on Year 2000 readiness, we believe sales of our other FULL.CYCLE MAINFRAME products have been and will continue to be adversely affected by customer focus on Year 2000 issues. Market acceptance of SERENA's products to address general IT business needs as well as resolution of specific business issues such as Year 2000 readiness is critical to our business and future success.



    For risks concerning SERENA related to Year 2000 see "Risk Factors--Year 2000 Risks" and "Customer Use of SCM Products for Year 2000 Remediation and EMU Conversion."

                                    BUSINESS


    THE FOLLOWING BUSINESS SECTION CONTAINS FORWARD-LOOKING STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF SERENA, WHICH INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.


OVERVIEW


    SERENA is a leading provider of SCM products and services for managing and controlling software change throughout the software application life cycle. In our 18 year history, we have developed substantial technological expertise in the design and implementation of robust, flexible and reliable SCM solutions. IT managers use our products to track software changes during the software application design and development process, manage separate programming teams who are concurrently developing and enhancing applications, and oversee the deployment of the software applications. Our SCM solutions are designed to improve customer's return on IT investment by increasing programmer productivity and reducing application development and IT infrastructure maintenance costs. As of October 31, 1998, our products have been installed in over 2,000 data centers worldwide and our customers include 36 of the Fortune 50 companies such as Chase Manhattan, Citigroup, General Electric, IBM, MetLife, Merrill Lynch and Prudential.


INDUSTRY BACKGROUND


    The evolution of enterprise computing from centralized, mainframe-based computing to distributed, client/server computing has added substantial complexity in recent years to the management of IT infrastructures. Today's IT environment is characterized by distributed information systems, applications and networks, comprising a wide range of hardware platforms, operating systems, databases, development tools, networking protocols and packaged and internally developed software. This distributed computing environment has fueled a proliferation of applications disseminated throughout the enterprise as departments and individual users have been empowered to independently sponsor applications. These often disparate applications must be continually maintained and often reprogrammed to be compatible with emerging technologies. The advent of the Internet, intranets and extranets has added further complexity by stimulating the development of new applications, extending the reach of applications throughout and beyond the enterprise while introducing additional networking requirements.



    In connection with the developments associated with the distributed computing environment, the mainframe has continued to be a critical component of IT infrastructures. Many IT organizations maintain applications that are vital to their business on the mainframe because of its unmatched performance, reliability and security. International Data Corporation, or IDC, a leading IT research firm, reports in a recent survey that a majority of IT system managers surveyed will continue to deploy new applications on mainframes when appropriate. In addition, the exponential growth of Internet-based applications has fueled a dramatic increase in the volume of traffic and transactions processed, requiring extensive processing capacity and high levels of availability. IT managers are realizing the benefits of reinvesting in mainframes to address the need for high performance servers as Internet usage increases.



    Successful management of IT infrastructures requires the ability to manage rapid and unpredictable technological change within increasingly complex and heterogeneous computing environments. Business issues such as competitive pressures, short time-to-market windows, regulatory changes and Year 2000 and EMU conversions introduce additional requirements for change within IT infrastructures.


    A key challenge for IT organizations is managing software change throughout the enterprise, including new version releases, "bug fixes," upgrades and application introductions. Any software change, if not managed effectively, has the potential to cause system outages or corrupt data which could result in disruption throughout the enterprise and lost business. For example, a single, undetected error in a software update could have catastrophic results in such critical systems as airline flight planning and securities trading. Change in software applications can occur at all phases of the software application life cycle, from design and analysis to development, through testing, production and into post-deployment support and maintenance.


    Policies and practices for managing and controlling change throughout the software application life cycle include:


        - tracking and auditing application modifications



        - integrating application components throughout the development, testing and production processes



        - managing multiple application versions to ensure the integrity of changes



        - managing the software application development efforts of separate programming teams working concurrently on the same application



        - identifying and implementing common changes across applications and systems



        - establishing automated processes for approving changes to software applications and for ensuring that an approved change is made before programmers attempt to execute additional changes to an application



        - controlling the deployment of applications into the existing IT environment



        - linking the pre- and post-deployment phases through processes that ensure that problems with applications are tracked so that bugs can be fixed or new applications developed



        - controlling application restoration and de-installation



    Historically, organizations have attempted to address their SCM requirements internally either with paper based, manually implemented policies and procedures or by developing their own software solutions. These internal solutions generally require substantial IT resources, have lengthy implementation cycles, frequently fail and are not cost effective. To overcome the costs and risks associated with internally developed software change management solutions, many organizations are now seeking commercially developed SCM solutions that enable them to cost effectively manage and control change throughout the software application life cycle and across the enterprise. We believe sophisticated SCM solutions are required as organizations face increasingly complex and distributed IT infrastructures, limited IT resources, remote IT project teams and tight budget constraints. Ovum, a provider of independent IT computing research, estimates that the global market for SCM products and services in 1998 will exceed $1 billion and will grow at a compound annual rate of approximately 34% to reach $3.4 billion by 2002. We believe that a successful SCM solution must incorporate broad functionality and flexibility, be easy to use and implement, promote best practices development and implementation and improve return on IT investment.


THE SERENA SOLUTION


    SERENA provides a full suite of software change management products and services for managing and controlling change throughout the software application life cycle. Throughout our 18 year history, we have developed substantial technological expertise in the design and implementation of robust, flexible and reliable SCM solutions. Our product suite automates the management of the software application life cycle and creates an IT environment that facilitates concurrent development efforts by separate programming teams, improves process consistency, enhances software integrity and protects valuable software assets. In addition, the adaptability of our FULL.CYCLE MAINFRAME product suite combined with our comprehensive SER(POWER) consulting services enable customers to customize our products to fully address their specific

SCM requirements. Our products and services are designed to improve customers' return on IT investments by increasing programmer productivity and reducing application development and IT infrastructure maintenance costs.



    BROAD FUNCTIONALITY. SERENA's FULL.CYCLE MAINFRAME product suite provides customers with a wide range of SCM functionality for large scale, complex computing environments. This product suite supports a comprehensive set of software application development and life cycle management functions, including:



        - change detection and tracking through application development, testing and production



        - concurrent development by separate programming teams



        - merging capabilities for multiple application versions



        - impact analysis



        - online approvals



        - test data generation



        - test results comparison



        - file and data management and synchronization



    HIGH LEVEL OF ADAPTABILITY, EASE OF USE AND IMPLEMENTATION. The FULL.CYCLE MAINFRAME product suite provides configuration flexibility to enable easy and quick implementation within customers' IT environments. This product suite integrates with existing IT applications, systems, development tools, operating systems, databases, programming languages, security systems, libraries and inventory lists. The FULL.CYCLE MAINFRAME products are highly adaptable to customer's SCM processes and procedures and can be customized for specific customer requirements. In contrast, SERENA believes that most other commercially available SCM products are inflexible and require IT organizations to modify their current IT environments, requiring substantial IT resources and lengthy implementation cycles.



    COMPREHENSIVE CONSULTING SERVICES. We complement our product offerings with our comprehensive SER(POWER) professional services, which leverage SERENA's expertise in the design and implementation of SCM solutions. Through the identification of products, methods and procedures that address specific customer SCM requirements, our consultants help clients design and implement best practice change and configuration management.


    IMPROVED RETURN ON IT INVESTMENT. The FULL.CYCLE MAINFRAME product suite automates the software application life cycle, streamlining the process of administering change and moving changes through an IT organization and allowing incremental changes to be efficiently processed. By managing and controlling change more effectively and efficiently, the FULL.CYCLE MAINFRAME product suite enables customers to reduce application development costs and improve the quality of new releases by quickly implementing applications, reducing programmer downtime, shortening approval time, eliminating manual errors and improving application testing and debugging.

STRATEGY


    SERENA's objective is to be the leader in providing SCM products and services for managing and controlling change throughout the software application life cycle and across the enterprise. Key components of our strategy include:



    MAINTAIN TECHNOLOGY LEADERSHIP. SERENA is a technology leader in providing robust, flexible and reliable SCM solutions for the mainframe. To strengthen and extend our SCM solutions, we plan to continue to invest in research and development to expand the features and functionality of our mainframe product suite.



    EXTEND SCM SOLUTIONS ACROSS THE ENTERPRISE. We are developing FULL.CYCLE DESKTOP, an integrated SCM product suite for the desktop, which will incorporate the proprietary technology and expertise found in our FULL.CYCLE MAINFRAME products. Managing software change on the mainframe and desktop platforms has many similarities. These similarities include the need to develop and enforce consistent software change policies and procedures and a process to control all types of software changes. Software change occurs throughout all phases of the application life cycle from the initial business request for a new software application through development, testing and production and into the maintenance and support phases. We introduced the first of our FULL.CYCLE DESKTOP products, DETECT+RESOLVE, in December 1998 and plan to release an initial versions of other FULL.CYCLE DESKTOP products by the end of calendar 1999. Additionally, we intend to use our SERNET technology to link SERENA's SCM solutions across customers' mainframe and desktop environments. We plan to enhance our mainframe and desktop product suites by adding new features and integrating our solutions with leading help desk, software distribution and management frameworks in order to link SERENA's SCM solutions to the post-deployment phase of the software application life cycle.



    LEVERAGE CUSTOMER BASE. Our software products have been installed in over 2,000 data centers worldwide, and our customers include 36 of the Fortune 50 companies. Most of our customers are large, sophisticated organizations with complex information systems in distributed computing environments. We intend to make additional sales of our products, options and services to our existing customers to help them meet their changing SCM requirements and expanding computer capacity needs. In particular, we plan to broaden our telesales efforts to reduce sales cycles and provide a more rapid response to customer product requests.



    CONTINUE TO EXPAND PROFESSIONAL SERVICES OFFERINGS. The complex and strategic nature of software change management provides SERENA with a significant opportunity to consult with customers to help them successfully develop, implement and execute SERENA's SCM solutions. We intend to expand our SER(POWER) professional services offerings for the mainframe to include services for applications and systems on the desktop platform.



    EXPAND GLOBAL SALES. SERENA believes that international markets and companies within the Global 2000 represent a significant growth opportunity as businesses increasingly recognize the need for effective SCM solutions. We intend to expand the scope of our international operations, particularly in Europe, and have established subsidiaries in the United Kingdom and in Germany.



    PURSUE STRATEGIC RELATIONSHIPS AND ACQUISITIONS. We continue to pursue strategic relationships that will augment or expand our SCM product offerings and distribution channels. In particular, we intend to extend our product offerings and distribution channels by partnering with leading help desk management, software distribution and system framework providers. In addition, we intend to evaluate strategic acquisition or investment opportunities for products and technologies that complement or extend our existing product suites or that offer access to additional distribution channels. The acquisition of Optima, for example, significantly broadens our professional services and sales and marketing organizations and enables us to market CHANGE MAN as part of our FULL.CYCLE MAINFRAME product suite.


PRODUCTS


    SERENA develops, markets and supports a full suite of mainframe SCM products for managing and controlling change throughout the software application life cycle. SERENA's current product offerings support the industry standard IBM mainframe platforms, including MVS, and are marketed under the brand name FULL.CYCLE MAINFRAME. This product suite automates the software application life cycle and creates an IT environment that facilitates concurrent development efforts by separate programming teams, improves process consistency, enhances software integrity and protects valuable software assets. Our products significantly improve programmer productivity, reduce software application development costs and improve customers' return on IT investments.



    In addition, we are developing a SCM product suite for the desktop environment that will support Microsoft Windows 95/98/NT desktop platforms. These products will be marketed under the brand name FULL.CYCLE DESKTOP. Together the FULL.CYCLE MAINFRAME and FULL.CYCLE DESKTOP products will be marketed under the brand name FULL.CYCLE ENTERPRISE.



    Customers typically purchase our FULL.CYCLE MAINFRAME products under MIPS-based, perpetual licenses. A description of MIPS-based licenses is included in the "Overview" section of Management's Discussion and Analysis of Financial Condition and Results of Operations. List prices for our FULL.CYCLE MAINFRAME products, which include one year of software maintenance and support, range from $20,000 to $800,000.


    The following products comprise the FULL.CYCLE Mainframe product suite:

-------------------------------------------------------------------------------------------
                      YEAR PRODUCT

                   FIRST         LAST
PRODUCT NAME    INTRODUCED     RELEASED                       BRIEF DESCRIPTION
CHANGE MAN            1988          1997   Provides automated infrastructure to control and manage
                                           software change
COMPAREX              1981          1998   Performs data comparison for application testing and
                                           software quality
CDF                   1994          1997   Merges versions of programs to enable concurrent
                                           development
STARTOOL              1989          1998   Facilitates complex file and data management tasks
STARWARP              1997          1998   Addresses data aging problems by converting data to new
                                           formats
SYNCTRAC              1993          1998   Detects, tracks and synchronizes changes in MVS data
                                           sets


    CHANGE MAN, our flagship product, is a comprehensive SCM solution that provides an automated infrastructure to help customers manage and control change throughout the software application life cycle. CHANGE MAN manages change by coupling application development and production control and provides developers and their managers with the assurance of technological control and integrity throughout the development process enabling them to focus on software quality and production reliability. CHANGE MAN automates the entire software application life cycle, by providing:



          - impact analysis



          - version control



          - promotion of fixed code into production



          - online management of approvals and authorizations



- management of concurrent development efforts by separate programming teams



- code freezing to prevent further development while testing, auditing and automating the backout of changes



By using CHANGE MAN, customers can realize many benefits, including:



          - improving programmer productivity



          - reducing production downtime



          - ensuring approval integrity



          - improving application availability



- accommodating multiple testing levels



- eliminating manual errors



- shortening approval time

CHANGE MAN is a flexible, compatible SCM solution that supports multiple operating systems and database platforms and integrates easily with customers' existing IT environments by using standard IBM programming languages, working with existing customer security systems, libraries and inventory lists.


    COMPAREX is a comparison SCM product used for efficient application testing and software quality assurance. COMPAREX performs fast, accurate, single-step comparisons of the contents of libraries, directories, files or databases by performing line-by-line byte-level comparisons. COMPAREX performs several functions, including:



        - supporting a variety of data types



        - providing sophisticated comparison algorithms for both data and text



        - minimizing the scope of comparisons by utilizing keywords to compare specific portions of a file



        - providing direct interfaces to most major databases



        - producing detailed reports on the comparison differences


COMPAREX provides increased flexibility, accuracy and control of change testing by enabling the comparison of data in dissimilar positions, providing single-step direct database comparisons, eliminating time-consuming manual change verifications and providing detailed audit trails. Its flexibility to handle any type of comparison problem enables COMPAREX to be used in the testing and validation phase of a wide range of application development projects, including Year 2000 and EMU conversions.


    CONCURRENT DEVELOPMENT FACILITY, OR CDF, facilitates the management of multiple versions of software by providing a comprehensive comparison tool that can merge up to eight versions of source code into a single version, and produces a report that compares the different versions and clearly identifies differences and conflicts. CDF can reduce application development costs by enabling separate programming teams to work concurrently on the same parts of an application. By merging the different versions of a program's source code to provide a consolidation of each team's changes, CDF greatly reduces implementation time and improves the quality of new releases. CDF can be closely integrated with CHANGE MAN to provide enhanced concurrent development capabilities.



    STARTOOL is used for complex file and data management tasks and has extensive editing tools. STARTOOL provides a comprehensive workbench of utilities that may be used for application and system testing or conversion and recovery support. STARTOOL enables users to perform many data management tasks, including:



        - locating and replacing data and data sets



        - automatically tracking changes to applications or systems



        - recreating lost source code



        - diagnosing and mapping recovery strategies for file-related problems



    STARTOOL expedites the testing of modified programs by creating test data without requiring the rewrite or debugging of one-time programs or the use of utility programs that do not interface with end-users.


    STARWARP addresses data aging by providing a method for converting or "warping" data stored in a particular format, including dates, currency and other business fields into new formats. For example, STARWARP enables over 400 date fields to be converted into new formats to resolve Year 2000 issues. STARWARP minimizes the need to write batch programs for each file-aging situation and enables programmers to create test data by automating the process of specifying default values for data fields.

    SYNCTRAC detects, tracks and synchronizes change in multiple environments to improve system integrity and recoverability. SYNCTRAC provides centralized control to software change implementation and distribution after applications are initially deployed. SYNCTRAC speeds development and problem resolution by detecting, reporting and recovering from changes across local and remote environments. SYNCTRAC provides configuration security for the production environment by using fingerprinting technology to audit and track changes enabling system programmers to repair unauthorized changes and to facilitate the replication of authorized changes to remote environments.


PRODUCTS UNDER DEVELOPMENT



    We are leveraging the proprietary technology and expertise incorporated in our mainframe SCM product suite to develop an integrated SCM product suite for the desktop. Our FULL.CYCLE DESKTOP product suite will support the Windows 95/98/NT desktop platforms and is designed to be integrated with leading third party software distribution, desktop management and help desk software products. With our FULL.CYCLE MAINFRAME and FULL.CYCLE DESKTOP product suites, we will be able to provides customers a complete SCM solution across an IT enterprise. DETECT+RESOLVE, the first of our FULL.CYCLE DESKTOP products, remotely detects software configuration problems on the desktop and resolve the problems automatically over the network with functionality similar to SYNCTRAC. The FULL.CYCLE DESKTOP product suite will also include a comprehensive desktop SCM product with functionality similar to CHANGE MAN; a comparison product used for efficient application testing and software quality assurance with functionality similar to COMPAREX; and a product that can reconcile multiple versions of applications which capability is needed in collaborative development efforts with functionality similar to CDF. We released DETECT+RESOLVE in December 1998 and plan to introduce initial versions of other FULL.CYCLE DESKTOP products by the end of calendar 1999. We may be unable, for technological or other reasons, to develop and introduce these products in a timely manner. Any failure by us to successfully develop, market, sell and support the FULL.CYCLE DESKTOP product suite would have a material adverse effect on our business, operating results and financial condition. See "Risk Factors--Risks Associated with the Introduction of SERENA SCM Products for the Desktop" and "--Product Development Delays."


TECHNOLOGY


    SERNET provides a common platform for the continued enhancement of our existing products and the rapid development of future products. SERNET serves as a repository for our key technologies and provides our product suites with:



        - a common, stable infrastructure



        - a set of common services for product suite integration



        - an interface that promotes third party integration



        - a communications module for cross platform interconnectivity



        - a common set of modules including licensing management, file access and security



    Although SERNET has existed for some time as an embedded technology in many of the FULL.CYCLE MAINFRAME products, we are currently developing three stand alone products that will be marketed under the brand name SERNET ENTERPRISE. SERNET CONNECT, SERNET MAINFRAME and SERNET DESKTOP will use the SERNET technology to facilitate interaction among our FULL.CYCLE MAINFRAME and FULL.CYCLE DESKTOP product suites. The SERNET ENTERPRISE products will be designed to integrate with customer and third party technology where interconnectivity is required. We currently expect an initial version of each SERNET ENTERPRISE product to be released in the first half of calendar 1999.

    The following diagram illustrates SERENA's FULL.CYCLE ENTERPRISE SCM environment which will be comprised of the FULL.CYCLE MAINFRAME product suite, the planned FULL.CYCLE DESKTOP product suite and the SERNET CONNECT communications module.



Graphic depicting SERENA's FULL.CYCLE Enterprise SCM environment which is comprised of the FULL.CYCLE Mainframe product suite, the FULL.CYCLE Desktop product suite (which product suite is currently under development) and the SERNET Communication module. The graphic appears in a box. The title of the graphic, which appears centered inside the box under the top line of the box, is 'FULL.CYCLE Enterprise.' Two rectangles with white space between them appear beneath the FULL.CYCLE Enterprise title. The title of the left rectangle, 'FULL.CYCLE Mainframe,' appears approximately in the middle of the left rectangle. Beneath the 'FULL.CYCLE Mainframe' title the following product names appear: Change Man, COMPAREX, CDF, SyncTrac, StarTool and StarWarp. The title of the right triangle, 'FULL.CYCLE Desktop,' appears approximately in the middle of the rectangle. Beneath the 'FULL.CYCLE Desktop' title the following product names appear: Change*, Compare*, Merger+Reconcile* and Detect+Resolve. Beneath this list of product names, at the bottom of the rectangle, appears the caption '*Under Development.' The two FULL.CYCLE Mainframe and FULL.CYCLE Desktop rectangles are connected at the bottom by the words 'SERNET Connect' surrounded by a rectangle with an arrow on either end of the rectangle intruding into the FULL.CYCLE Mainframe and FULL.CYCLE Desktop rectangles. At the top of the FULL.CYCLE Mainframe rectangle, in the upper-left corner, a short cylinder with 'Application and Data' appearing beneath the cylinder is connected on its right side by three lines to a figure labeled 'Mainframe' appearing in the upper-right corner of the FULL.CYCLE Mainframe. The figure labeled 'Mainframe' is connected on its right by a single line to a figure--sitting in the white space between the FULL.CYCLE Mainframe and FULL.CYCLE Desktop rectangles, directly above the SERNET Connect figure below--that looks like a computer monitor and attached keyboard with the caption 'Application Development/ System Administration' appearing above the figure and the caption 'Centralized Management' appearing below the figure. This figure is connected on its right by a line to two figures sitting side by side in the upper left corner of the FULL.CYCLE Desktop rectangle. Each of these two figures looks like a computer monitor and attached keyboard and is connected to the other by a single line. The caption 'Desktop' appears above these two figures and the caption 'Client or Server' appears below these two figures. The right-most of these two figures is connected on its right by three lines to a short cylinder labeled 'Application and Data' appearing in the upper-right corner of the FULL.CYLCE Desktop rectangle.



In addition to SERNET, we have developed a number of other SCM technologies which are embedded in our products, including:



        - A comparison engine detecting differences and tracking changes as small as individual bit values. This technology enables customers to compare extremely large volumes of data rapidly from a diverse set of sources including databases, indexed files and flat file structures. The primary product that uses this technology is COMPAREX.



        - A merge engine processing changes made to the same source code program by different development teams that enables parallel development teams to apply changes to an application concurrently, while determining whether the changes are compatible. The primary product that uses this technology is CDF.



        - A fingerprinting technology enabling application or system changes to be detected with a high level of granularity by reducing each data file in a system to a unique eight-byte token or "fingerprint" which changes if any bit is altered. Fingerprinting allows programmers and systems managers to quickly determine which changes have led to operational errors, thereby facilitating timely problem detection and resolution. Substantially all of SERENA's products use this technology.

        - An object factory technology consolidating desktop components into single objects and collecting them in class libraries, allowing for code re-use and enabling customers to develop inventories containing proven, tested and reliable codes, thereby facilitating the rapid development and deployment of products to the desktop. The object factory technology has an open interface structure of class libraries that can be incorporated with original equipment manufacturer tool kits. SERENA uses this technology to develop new SCM products or to upgrade existing products.


PROFESSIONAL SERVICES AND CUSTOMER SUPPORT


    Our services group provides technical consulting, education, customer support and product maintenance to help customers maximize the utilization of SERENA's FULL.CYCLE MAINFRAME products. We offer our consulting and education services under the SER(POWER) brand name.



    CONSULTING. SERENA provides a comprehensive range of consulting services to our customers. Our consultants review customers' existing IT systems and applications and make recommendations for changing those systems and applications and customizing SERENA's SCM products so that customers can fully realize the benefits of the FULL.CYCLE MAINFRAME products. In addition to helping customers customize, install and deploy our software products, our consulting services may also include process reengineering and developing interfaces with customers' databases, third party proprietary software repositories or programming languages.



    We also offer customers more specialized consulting services. These specialized consulting services expand SERENA's SER(POWER) professional services to include our BEST PRACTICES CONSULTING SERVICES, which provide customers with expertise and assistance in defining and developing a best practice change and configuration management architecture and in identifying corresponding products, methods and procedures. In addition, our YEAR 2000 SERVICES and EUROPEAN MONETARY UNION SERVICES assist customers in achieving Year 2000 and EMU conversion readiness. Our consultants work with customers' IT organizations to identify and prioritize the critical success factors that are required for effective Year 2000 and EMU conversion solutions, to manage corresponding system and application changes and to automate the necessary testing processes. SERENA's consulting services are typically billed on a time and materials basis.



    EDUCATION. We offer hands-on training courses for the implementation and administration of our products. Product training is provided on a periodic basis at our headquarters in Burlingame, California, at our offices in London and also at customer sites throughout the United States and Europe. We also offer custom course development and CD-ROM based multimedia education for certain of our products. We bill our education services on a per class basis.



    CUSTOMER SUPPORT AND PRODUCT MAINTENANCE. We have a staff of customer service personnel who provide technical support to customers. We offer technical support services 24 hours a day, seven days a week via our Internet site, toll free telephone lines, electronic mail, bulletin board service and facsimile lines. Customers are notified about the availability of regular maintenance and enhancement releases via Internet-based electronic mail. Initial product license fees include one year of product software maintenance and support. Thereafter, customers are entitled to receive software updates, maintenance releases and technical support for an annual maintenance fee equivalent to approximately 17% of the current list price of the licensed product. Over 95% of our customers who were eligible to renew their maintenance agreements during calendar year 1997 did so. There can be no assurance that we will maintain this rate of renewal. See "Risk Factors--Dependence on Installed Customer Base for Future Revenue."

RESEARCH AND DEVELOPMENT


    SERENA believes that the ability to introduce new and enhanced products to customers will be a key factor for future success. As part of our efforts to generate ideas for enhancing our existing products and for developing new ones, we maintain an ongoing dialogue with our customers who are continually facing new SCM challenges in their evolving IT environments. SERENA has devoted and expects to continue to devote significant resources to developing new and enhanced products, including the FULL.CYCLE DESKTOP and SERNET ENTERPRISE product suites.



    Most of our technical personnel have been employed by SERENA for a substantial length of time and their significant knowledge base contributes to SERENA's ability to understand and address customers' SCM requirements. We believe that attracting and retaining talented software developers who understand the customers' problems is an important component of product development activities. We encourage our developers to assume responsibility for the design and delivery of our products through our product authorship incentive program that rewards our developers with commissions based on the market success of the applications they design, write, market and support. Competition for developers is intense and any failure by us to continue to attract and retain qualified personnel could have a material adverse effect on our business, operating results and financial condition. See "Risk Factors--Ability to Recruit and Retain Personnel."



    SERENA's research and development expenses were $3.0 million, $4.3 million, $5.5 million and $3.2 million in fiscal 1996, 1997 and 1998 and the nine months ended October 31, 1998, representing 28%, 25%, 17% and 10% of total revenues, respectively. The reduction in research and development expenses for the nine months ended October 31, 1998, is attributable principally to the restructuring of compensation arrangements with SERENA's founder and Chief Technology Officer. We expect the research and development expenses will increase as we hire additional research and development personnel to develop its FULL.CYCLE DESKTOP and SERNET ENTERPRISE products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



    We believe that our ability to develop and introduce enhancements to our products and new products on a timely basis is a key success factor. We expect that we will have to respond quickly to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. SERENA has in the past devoted and expects in the future to continue to devote a significant amount of resources to developing new and enhanced products. We currently have a number of product development initiatives underway. There can be no assurance that any enhanced products, new products or product suites will be embraced by existing or new customers. The failure of these products to achieve market acceptance would have a material adverse effect on our business, operating results and financial condition. See "Risk Factors--Evolving Technology Standards."

CUSTOMERS


    The following is a representative list of our customers that have purchased at least $100,000 in software licenses, maintenance and professional services since the beginning of fiscal 1998:


ABN AMRO Service Company, Inc.                 State of California, Health & Welfare
Aegon USA, Inc.                                Agency Data Center
Aetna Life Insurance Company                   International Business Machines
Affiliated Computer Services, Inc.             Corporation
American Express Financial Corp.               Integrated Systems Solution
Ameritech Services, Inc.                       Corporation
Ames Department Stores, Inc.                   Manulife Financial
Automatic Data Processing, Inc.                MCI WorldCom Communications
Bank of Nova Scotia                            Merrill Lynch & Co. Inc.
Bear Stearns & Co. Inc.                        Metropolitan Life Insurance Company
BellSouth Information Services                 National City Corp.
CGI Telecom Information and Services, Inc.     NationsBanc Services, Inc.
The Chase Manhattan Corporation                Policy Management Systems Corporation
Citigroup, Inc.                                The Prudential Insurance Company of
Computer Sciences Corporation                  America
Credit Communal de Belgique                    Rensselaer County Industries
Credit Suisse First Boston Corporation         Salomon Smith Barney Inc.
First Union National Bank                      Sears Canada Inc.
Fortis Inc.                                    U.S. Sprint Communications Company,
The Franklin Mint                              L.P.
General Electric Company                       Toyota Motor Sales, USA, Inc.
Hartford Fire Insurance Company                Washington Mutual, Inc.
                                               Wells Fargo Bank, N.A.
                                               Zurich Insurance Company


    The following are examples of customers who use our products and professional services for managing vital, enterprise level applications for large organizations.



    CREDIT COMMUNAL DE BELGIQUE is the Belgian banking institution of the Dexia Group, a leader in the financing of public service facilities in Europe, composed of Credit Local de France, Credit Communal, Banque International a Luxembourg and Dexia Public & Project Finance International Bond. Credit Communal sought an SCM solution that could standardize its software application development procedures, provide versioning capability and enable concurrent development efforts by multiple programming teams. Credit Communal chose CHANGE MAN because of its broad functionality, ease of use and implementation, adaptability and customization capabilities to address specific SCM requirements. CHANGE MAN provides Credit Communal with an automated software change infrastructure enabling Credit Communal to better manage and control its software application development environments. Additionally, Credit Communal has integrated CDF with CHANGE MAN to provide enhanced concurrent development capabilities and has integrated SYNCTRAC to manage and synchronize software in their production and test systems. Credit Communal also uses these products for Year 2000 and EMU readiness.



    FIRST UNION NATIONAL BANK, headquartered in Charlotte, North Carolina, is a commercial bank serving more than 16 million customers. Before purchasing CHANGE MAN, First Union used an internally developed SCM solution which did not have versioning or concurrent development capabilities. First Union chose CHANGE MAN because of its broad functionality, ease of use and implementation and versioning and concurrent capabilities. CHANGE MAN has improved First Union's control of its software application development process including synchronizing source to load modules and protecting source code. First Union also uses COMPAREX and CDF to increase programmer productivity by identifying differences between versions of code.

SALES AND MARKETING


    In North America, the United Kingdom and Germany, we market our software primarily through our direct sales organization. SERENA's North American sales organization includes personnel in the metropolitan areas of Boston, Chicago, Los Angeles, New York, Sacramento, San Francisco and Toronto.



    Our direct sales force works closely with customers to understand and address their SCM needs. In particular, we plan to broaden our telesales efforts to reduce sales cycles and provide a rapid response to customer product requests.



    In addition to our direct sales and telesales efforts, we have established relationships with distributors and resellers located in North America, Europe, Israel and South Africa. In addition to marketing and selling our software, these distributors and resellers provide technical support as well as educational and consulting services.



    We market our products through seminars, industry conferences, trade shows, advertising, direct mailing efforts and our Internet site. In addition, we have developed programs that promote an active exchange of information between us and our existing customers. These programs include customer meetings with our senior management at our Executive Briefing Center and focus group meetings with customers to evaluate product positioning. We plan to continue to expand our marketing organization to broaden our market presence.


COMPETITION


    The market for our products is highly competitive and diverse. The technology for SCM products may change rapidly. New products are frequently introduced and existing products are continually enhanced. Competitors vary in size and in the scope and breadth of the products and services that they offer. Many of our current and potential competitors have greater financial, technical, marketing and other resources than we have. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the development, promotion and sale of their products than we can. We may not be able to compete successfully against current and future competitors.



    EXISTING COMPETITION. We face competition from a number of sources, including:


        - Customers' internal IT departments


        - Providers of SCM products that compete directly with SERENA's CHANGE MAN and COMPAREX products such as Computer Associates, PLATINUM technology, IBM and smaller private companies


        - Providers of SCM application development programmer productivity and system management products such as Compuware, Microsoft, IBM and smaller private companies


    FUTURE COMPETITION. Barriers to entry in the software market are relatively low. As a result, we may face competition in the future from established companies who have not previously entered the mainframe SCM market or from emerging software companies. These companies may not only develop their own mainframe SCM solutions, but they may also acquire or establish cooperative relationships with our current competitors, including cooperative relationships between large, established companies and smaller private companies. Because larger companies have significant financial and organizational resources available, they may be able to quickly penetrate the mainframe SCM market through acquisitions or strategic relationships and may be able to leverage the technology and expertise of smaller companies and develop successful SCM products for the mainframe. We expect that the software industry, in general, and providers of SCM solutions, in particular, will continue to consolidate. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

    BUNDLING OR COMPATIBILITY RISKS. Our ability to sell our products also depends, in part, on the compatibility of our products with other third-party products, particularly those provided by IBM. Developers of these third-party products may change their products so that they will no longer be compatible with our products. These third-party developers may also decide to bundle their products with other SCM products for promotional purposes. This could materially adversely affect our business and future operating results as we may be priced out of the market or no longer able to offer commercially viable products.



    COMPETITION IN THE DESKTOP SCM MARKET. We anticipate that we will also face significant competition as we develop, market and sell our FULL.CYCLE DESKTOP products. We do not have experience in developing, selling, marketing or supporting desktop products since all of our products to date have been designed to support the mainframe. Penetrating the existing desktop SCM market will be difficult. Competitors in the desktop market include PLATINUM technology, Micro Focus/INTERSOLV, Microsoft, Novadigm, Novell, Rational Software and smaller private companies.


INTELLECTUAL PROPERTY


    Our success will be heavily dependent upon proprietary technology. We rely primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. Such laws provide only limited protection. We submitted four patent applications for our technology in 1998 and each of these applications is still pending. These patents may never be issued. Even if these patents are issued, they may not provide sufficiently broad protection or they may not prove enforceable in actions against alleged infringors. Despite precautions that we take, it may be possible for unauthorized third parties to copy aspects of our current or future products or to obtain and use information that we regard as proprietary. In particular, we may provide our licensees with access to our data model and other proprietary information underlying our licensed applications. Such means of protecting our proprietary rights may not be adequate. Additionally, our competitors may independently develop similar or superior technology. Policing unauthorized use of software is difficult and some foreign laws do not protect SERENA's proprietary rights to the same extent as United States laws. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of SERENA's resources and could materially adversely affect our business, operating results, and financial condition.



    Third parties may claim that our current or future products infringe their proprietary rights. In September 1998, Compuware Corporation filed a lawsuit against SERENA alleging copyright infringement, trade secret misappropriation and various tort claims related to the sale of our STARTOOL and STARWARP products. See "Litigation" and "Risk Factors--Risks of SERENA Infringing Intellectual Property of Others; Compuware Litigation." We may receive additional claims in the future and any such claims could affect our relationships with existing customers and may prevent future customers from licensing its products. Because we are dependent upon a limited number of products, any such claims, including the Compuware claim, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or license agreements may not be available on acceptable terms or at all. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the software industry segment grows and the functionality of products in different industry segments overlaps. As a result of these factors, infringement claims could materially adversely affect our business, operating results and financial condition.



    We license our STARTOOL and STARWARP products on an exclusive, world-wide basis from A. Bruce Leland, one of our employees. Mr. Leland holds all proprietary rights with respect to the STARTOOL and STARWARP technology, including any derivative works or enhancements of the existing STARTOOL and STARWARP products. Sales of STARTOOL accounted for 12% of SERENA's software licensing revenue for fiscal 1998 and for the nine months ended October 31, 1998, respectively. Licenses of STARWARP accounted for

7% of SERENA's software licensing revenue for nine months ended October 31, 1998 and did not account for any software license revenues in fiscal 1998. Our licenses to copy, market and distribute STARTOOL and STARWARP are exclusive, worldwide and nontransferable. We pay royalties of approximately 36% on net revenue recognized from license and maintenance agreements related to STARTOOL and STARWARP. SERENA's licenses for these products are terminable by Mr. Leland upon 30 days notice in the event certain conditions occur, including if we fail to pay royalties on a timely basis or otherwise materially breach the license agreement. SERENA owns the trademarks for both STARTOOL and STARWARP.



    We share ownership rights in our SYNCTRAC technology for mainframe platforms with High Power Software, a developer of data protection software for the mainframe. Sales of the SYNCTRAC product accounted for 3% and 5% of SERENA's software license revenue in fiscal 1998 and in the nine months ended October 31, 1998, respectively. High Power Software receives 50% of all software license revenue and maintenance revenue derived from licenses of the SYNCTRAC product for mainframe platforms. Although we have primary responsibility for marketing, licensing and supporting SYNCTRAC, High Power Software has the ability to jointly direct marketing, sales and support efforts regarding the product. We own the SYNCTRAC technology for deployment on non-mainframe platforms and do not share this ownership with High Power Software or any other third party.



    If our licenses for our STARTOOL and STARWARP technologies terminated or our relationship with High Power Software worsened with regard to the joint direction of marketing, sales and support efforts for SYNCTRAC, this could materially adversely affect our business and operating results. See "Risk Factors-- Reliance on Licensed or Jointly-Owned Technology."



LITIGATION


    In September 1998, Compuware Corporation, or Compuware, filed suit against SERENA in the United States District Court for the Eastern District of Michigan seeking unspecified compensatory damages, costs and attorneys fees, and injunctive relief based on allegations of copyright infringement, trade secret misappropriation and various tort claims related to the sale of our STARTOOL and STARWARP products. Compuware served the complaint on SERENA on November 18, 1998. Due to the nature of litigation generally and because the lawsuit brought by Compuware is at an early stage, management cannot ascertain the availability of injunctive relief or other equitable remedies or estimate the total expenses, possible damages or settlement value, if any, that may ultimately be incurred in connection with Compuware's suit. However, management believes, based on the advice of counsel, that SERENA has meritorious defenses to the allegations contained in Compuware's complaint. We believe that this matter will not have a material adverse effect on our results of operations or financial condition. This litigation could be time consuming and costly, and there can be no assurance that SERENA will necessarily prevail given the inherent uncertainties in litigation. In the event that we do not prevail in litigation, we could be prevented from selling our STARTOOL and STARWARP products or be required to enter into royalty or licensing agreements or pay monetary damages. Such royalty or licensing agreements, if required, may not be available on terms acceptable to SERENA or at all. In the event of a successful claim against us, our business, operating results or financial condition could be materially adversely affected.

EMPLOYEES


    As of October 31, 1998, SERENA had 186 full-time employees, 30 of whom were engaged in research and development, 62 in sales and marketing, 64 in consulting, education and customer and document support, and 30 in finance, administration and operations. Our future performance depends in significant part upon the continued service of its key technical, sales and senior management personnel. The loss of the services of one or more of our key employees could materially adversely affect our business, operating results and financial condition. Our future success also depends on its continuing ability to attract, train and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, and we may not be able to retain our key personnel in the future. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.


FACILITIES


    Our principal administrative, sales, marketing, consulting, education, customer support and research and development facilities are located at our headquarters in Burlingame, California. SERENA currently occupies an aggregate of approximately 26,000 square feet of office space in the Burlingame facility under the terms of various leases, the first of which terminates, unless renewed, in December 2001. Management believes its current facilities will be adequate to meet SERENA's needs for at least the next twelve months. We believe that suitable additional facilities will be available in the future as needed on commercially reasonable terms.



    SERENA also leases office space for sales and marketing in Sacramento, California and Atlanta, Georgia, has subsidiaries in the United Kingdom and Germany.

                                   MANAGEMENT


    The following table sets forth certain information with respect to the executive officers and directors of SERENA as of the date of this prospectus.


EXECUTIVE OFFICERS AND DIRECTORS


NAME                                      AGE      POSITION
------------------------------------      ---      ------------------------------------------------
Douglas D. Troxel...................          53   Chairman of the Board and Chief Technology
                                                   Officer
Richard A. Doerr....................          55   President, Chief Executive Officer and Director
Marianne M. Elkholy.................          47   Vice President, Worldwide Marketing
Kevin C. Parker.....................          42   Vice President, Research and Development
Robert I. Pender, Jr................          41   Vice President, Finance and Administration,
                                                   Chief
                                                   Financial Officer and Secretary
Sydney S. Phelan....................          48   Vice President, North American Consulting
                                                   Services
Roger A. Richardson.................          38   Vice President, International Operations
Anthony G. Stayner..................          43   Vice President, Services
Vita A. Strimaitis..................          38   Vice President, General Counsel and Assistant
                                                   Secretary
Mark E. Woodward....................          40   Vice President, Sales
Alan H. Hunt (a)(b).................          56   Director
Jerry T. Ungerman (a)(b)............          54   Director


------------------------


(a)  Member of Audit Committee.



(b) Member of Compensation Committee.



    DOUGLAS D. TROXEL is the founder of SERENA and has served as the Chairman of SERENA's board of directors since April 1980 and SERENA's Chief Technology Officer since April 1997. From June 1980 to April 1997, Mr. Troxel served as the President and Chief Executive Officer of SERENA. Mr. Troxel holds a B.S. in mathematics from Iowa State University.



    RICHARD A. DOERR has served as SERENA's President, Chief Executive Officer and as a member of SERENA's Board of Directors since April 1997. From April 1995 until October 1996, Mr. Doerr was Vice President of Sales, Service and Distribution for Wall Data Incorporated, a software connectivity company. From October 1991 until October 1994, Mr. Doerr was Vice President, Worldwide Operations for Oracle Corporation, a developer of relational database management software. From August 1986 until October 1991, Mr. Doerr was Vice President, Western Area and U.S. Healthcare Industry for Digital Equipment Corporation, a developer of networking solutions for computer environments. Mr. Doerr holds a B.S. from California Polytechnic State University.



    MARIANNE M. ELKHOLY has served as SERENA's Vice President, Worldwide Marketing since October 1997. From April 1997 until August 1997, Ms. Elkholy was Vice President, Marketing for Virtual Integration Technology, Inc., a developer of data warehousing and information delivery solutions. From March 1994 until February 1997, Ms. Elkholy was Executive Director of Marketing for Informix Corporation, a developer of relational database management software. From March 1990 until March 1994, Ms. Elkholy was a Director of Marketing for Oracle Corporation, a developer of relational database management software. Ms. Elkholy holds a B.S. and an M.S. in mathematics from Marywood College.



    KEVIN C. PARKER has served as SERENA's Vice President, Research and Development since November 1998. From October 1997 until November 1998, Mr. Parker served as SERENA's Director of Technology Development. From November 1995 until April 1997, Mr. Parker was Director of Product Development for Command Technology Corporation, a developer of mainframe-style programmer's tools. From November 1989 until November 1995, Mr. Parker was Managing Director of IT Independent Training Limited, a developer of software training products.

    ROBERT I. PENDER, JR. has served as SERENA's Vice President, Finance and Administration, Chief Financial Officer and Secretary since December 1997. From December 1996 until August 1997, Mr. Pender was Vice President, Finance of Mosaix, Inc., a customer interaction software company. From April 1993 until December 1996, Mr. Pender served in a variety of positions, most recently as Chief Financial Officer, with ViewStar Corporation, a client/server workflow software company that was acquired by Mosaix, Inc. in December 1996. Mr. Pender holds a B.A. in accounting from Baylor University and an M.S. in financial planning and tax from Golden Gate University.



    SYDNEY S. PHELAN has served as SERENA's Vice President, North American Consulting Services since September 1998. From August 1992 until September 1998, Ms. Phelan was a Vice President with Optima Software, Inc., a distributor of change management software that was acquired by the Company in September 1998. Ms. Phelan holds a B.A. in English and psychology from the University of Connecticut.



    ROGER A. RICHARDSON has served as SERENA's Vice President, International Operations since May 1998. From February 1997 until October 1997, Mr. Richardson was Director of European Operations for True Software Inc., a developer of software change management products. From February 1996 until January 1997, Mr. Richardson was a director with Sequalogic Plc, a contract agency. From April 1993 until January 1996, Mr. Richardson held various business management positions, most recently as Vice President, Northern Europe, at Legent, Inc., a developer of software change management products.



    ANTHONY G. STAYNER has served as SERENA's Vice President, Services since September 1998. From June 1998 until September 1998, Mr. Stayner served as SERENA's Vice President, Professional Services. From February 1996 until January 1998, Mr. Stayner was Director of Product Marketing, Services Business Unit for Network Associates, Inc., a network security and performance management company. From November 1994 until February 1996, Mr. Stayner was the Principal for Stayner & Associates, a marketing and management consulting services firm. From March 1992 until November 1994, Mr. Stayner was the Vice President of Marketing for Common Ground Software, a developer of software for the distribution of electronic documents across multiple platforms. Mr. Stayner holds a B.A. in economics and mathematics from the University of California, Davis, a J.D. from the University of California, Berkeley and a M.B.A. from Stanford University.



    VITA A. STRIMAITIS has served as SERENA's Vice President, General Counsel and Assistant Secretary since July 1997. Ms. Strimaitis also served as SERENA's Director of Licensing from September 1996 until July 1997. From April 1995 until February 1996, Ms. Strimaitis was Vice President and General Counsel for Financial Benefit Group, an annuity insurance company. From August 1994 until April 1995, Ms. Strimaitis was a Senior Corporate Attorney for Uniforce Staffing Services, a professional services resources company. From June 1986 until January 1993, Ms. Strimaitis was Assistant General Counsel and Corporate Secretary for Pioneer Financial Services, Inc., an insurance holding company. Ms. Strimaitis holds a B.A. in political science and psychology from Loyola University and a J.D. from Northern Illinois University College of Law.



    MARK E. WOODWARD has served as SERENA's Vice President, Sales since November 1998. From August 1997 until November 1998, Mr. Woodward was Senior Vice President, Sales for Live Picture, Inc., a developer of Internet imaging technology. From August 1995 until August 1997, Mr. Woodward was Vice President, Sales for McAfee Associates, a network management firm. From March 1989 until August 1995, Mr. Woodward was Vice President, Sales for Legent Inc., a developer of software change management products.



    ALAN H. HUNT has served as a member of SERENA's Board of Directors since February 1998. From October 1995 to January 1998, Mr. Hunt was the President and Chief Executive Officer and a member of the Board of Directors of Peregrine Systems, Inc., a provider of infrastructure management software solutions. From July 1994 until November 1995, Mr. Hunt was President and Chief Executive Officer and a member of the Board of Directors of XVT Software Inc., a development tools software company. From March 1991 until May 1994, Mr. Hunt was Senior Vice President of Sales and Marketing (North America) for BMC Software, Inc., a vendor of software system utilities for IBM mainframe computing environments. Mr. Hunt holds a B.S. in business administration and industrial management from San Jose State College.


    JERRY T. UNGERMAN has served as a member of SERENA's Board of Directors since December 1998. Since October 1998, Mr. Ungerman has served as an Executive Vice President of Check Point Software Technologies Ltd., a developer of computer network security access software. From July 1971 to October 1998, Mr. Ungerman was the Executive Vice President of Operations of Hitachi Data Systems Corp., a provider of computer networking and data storage solutions for computer environments. Mr. Ungerman holds a B.S.B. in Business from the University of Minnesota.


BOARD COMMITTEES


    We have established an Audit Committee and a Compensation Committee. The Audit Committee reviews the internal accounting procedures of SERENA and consults with and reviews the services provided by our independent auditors. The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all officers of SERENA and establishes and reviews general policies relating to compensation and benefits of employees of SERENA.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


    The Compensation Committee is responsible for determining salaries, incentives and other forms of compensation for directors, officers and other employees of SERENA and administering various incentive compensation and benefit plans. The Compensation Committee consists of Alan H. Hunt and Jerry T. Ungerman. Richard A. Doerr, President, Chief Executive Officer and a director of SERENA, participates in all discussions and decisions regarding salaries and incentive compensation for all employees and consultants of SERENA, except that he is excluded from discussions regarding his own salary and incentive compensation. No interlocking relationship exists between any member of SERENA's Compensation Committee and any member of any other company's board of directors or compensation committee.


DIRECTOR COMPENSATION


    SERENA reimburses each member of our board of directors for out-of-pocket expenses incurred in connection with attending board meetings. No member of our board of directors currently receives any additional cash compensation. At the time Mr. Hunt became a member of the board of directors, SERENA granted Mr. Hunt 56,250 shares of common stock pursuant to a restricted stock purchase agreement at a purchase price per share of $1.44. Under the terms of that agreement, SERENA has a right to repurchase any unvested shares in the event Mr. Hunt's membership in the board of directors should terminate. One quarter of Mr. Hunt's shares will vest upon the first anniversary of his membership on the board of directors, and the remaining shares will vest ratably in monthly installments thereafter. At the time Mr. Ungerman became a member of our board of directors, SERENA granted Mr. Ungerman an option to purchase up to 25,000 shares of common stock at a purchase price of $9.00 per share under the 1997 Plan. One quarter of Mr. Ungerman's options will vest upon the first anniversary of his membership on the board of directors, and his remaining options vest ratably in monthly installments thereafter. See "Certain Transactions."



    SERENA's 1999 Director Option Plan provides that options will be granted to non-employee directors, other than non-employee directors who hold or are affiliated with a holder of three percent of SERENA's outstanding common stock, pursuant to an automatic nondiscretionary grant mechanism. Each new non-employee director is automatically granted an option to purchase 25,000 shares of common stock at the time he or she is first elected to the Board of Directors. Each non-employee director will subsequently be granted an option to purchase 5,000 shares of common stock at the beginning of each fiscal year. Each such option will be granted at the fair market value of the common stock on the date of grant. Options granted to non-employee directors under the Director Plan will become exercisable over four years, with one quarter of the shares subject to the option vesting after one year and the remaining shares vesting in monthly installments thereafter. See "Stock Plans--1999 Director Option Plan."

EXECUTIVE COMPENSATION


    The table below and footnotes thereto set forth in summary form information concerning the compensation awarded to, earned by, or paid for services rendered to SERENA in all capacities during the fiscal year ended January 31, 1998 by (i) our President and Chief Executive Officer; (ii) our executive officers whose salary and bonus for fiscal 1998 exceeded $100,000 and who served as an executive officer of SERENA during such fiscal year; and (iii) our Vice President, Worldwide Marketing and our Vice President, Finance and Administration, Chief Financial Officer and Secretary (collectively, the "Named Executive Officers"). Other than the salary and bonus described in the table below, we did not pay any executive officer named in the Summary Compensation Table any fringe benefits, perquisites or other compensation in excess of 10% of such executive officer's salary and bonus during fiscal 1998.


                           SUMMARY COMPENSATION TABLE


                                                                      LONG-TERM COMPENSATION AWARDS
                                                              ---------------------------------------------
                                      ANNUAL COMPENSATION       RESTRICTED       RESTRICTED     SECURITIES
                                    ------------------------       STOCK            STOCK       UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION           SALARY       BONUS        AWARDS ($)       AWARDS (#)     OPTIONS (#)  COMPENSATION
----------------------------------  ----------  ------------  ---------------  ---------------  -----------  -------------
CURRENT EXECUTIVE OFFICERS

Richard A. Doerr..................  $  156,154  $    429,620(3)  $   1,334,250     1,334,250(6)         --     $   2,346(7)
  President and Chief Executive
  Officer

Douglas D. Troxel.................     324,000     1,063,500(4)             --            --            --        31,619(8)
  Chief Technology Officer

Marianne M. Elkholy...............      50,000(2)       42,500(5)        184,500       184,500(6)         --       1,692(9)
  Vice President, Worldwide
  Marketing

Robert I. Pender, Jr..............      25,000(2)       15,000(4)        184,500       184,500(6)         --         534(10)
  Vice President, Finance and
  Administration, Chief Financial
  Officer and Secretary

Vita A. Strimaitis................     138,483        50,000(3)        137,250       137,250(6)         --         5,094(11)
  Vice President, General Counsel
  and Assistant Secretary

FORMER EXECUTIVE OFFICERS

Athena Troxel (1).................      96,000        20,603(3)             --            --            --         3,974(12)
  Chief Financial Officer and
  Secretary


------------------------------


(1) Ms. Troxel resigned from her position as SERENA's Secretary and Chief Financial Officer in April 1997.



(2) Represents salary paid in fiscal 1998 when Ms. Elkholy and Mr. Pender were not employed by SERENA for the entire fiscal year. For fiscal 1999 Ms. Elkholy and Mr. Pender are scheduled to receive an annual salary of $150,000 (subject to adjustment in connection with SERENA's salary review process).



(3)  Bonus compensation earned in fiscal 1998 but paid in fiscal 1999.



(4)  Bonus compensation earned and paid in fiscal 1998.



(5) Bonus compensation consists of $10,000 earned and paid in fiscal 1998 and $32,500 earned in fiscal 1998 but paid in fiscal 1999.



(6) Mr. Doerr, Ms. Elkholy, Mr. Pender and Ms. Strimaitis purchased such shares in January 1998, under the 1997 Stock Plan at a purchase price of $1.00 per share. Mr. Doerr's shares vest over three years with one-third of his shares vesting on the first anniversary of his initial employment date and the remaining shares vesting monthly thereafter. The shares issued to the officers other than Mr. Doerr vest over four years with one-quarter of the shares vesting on the first anniversary of the executive officer's initial employment date and the remaining shares vesting monthly thereafter. See "--Employment Agreements and Change in Control Arrangements" and "Certain Transactions."


(7) Represents $1,333 in matching contributions under SERENA's 401(k) plan and $1,013 in group life insurance excess premiums paid by SERENA.



(8) Represents $5,190 in matching contributions under SERENA's 401(k) plan, $20,528 in group life insurance excess premiums and $5,901 in personal car expenses paid by SERENA.



(9) Represents $1,500 in matching contributions under SERENA's 401(k) plan and $192 in group life insurance excess premiums paid by SERENA.



(10) Represents $500 in matching contributions under SERENA's 401(k) plan and $34 in group life insurance excess premiums paid by SERENA.



(11) Represents $4,975 in matching contributions under SERENA's 401(k) plan and $119 in group life insurance excess premiums paid by SERENA.



(12) Represents $3,640 in matching contributions under SERENA's 401(k) plan and $334 in group life insurance excess premiums.


INCENTIVE STOCK PLANS


    1997 STOCK PLAN. The 1997 Plan was initially adopted by the board of directors and approved by our stockholders in October 1997. In connection with this offering, the board of directors and stockholders approved the amendment and restatement of the 1997 Plan in November 1998. The 1997 Plan provides for the grant to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, and for the grant to employees, directors and consultants of nonstatutory stock options and stock purchase rights (or SPRs). Unless terminated sooner, the 1997 Plan will terminate automatically in November 2007. As of October 31, 1998, a total of 2,153,250 shares of common stock were reserved for issuance pursuant to the 1997 Plan, of which options to acquire 800,610 shares were issued and outstanding as of that date. Additionally, 1,896,750 shares had been previously issued pursuant to SPR's. In November 1998, our board of directors approved an increase of 500,000 shares reserved under the 1997 Plan. The 1997 Plan provides for annual increases in the number of shares available for issuance thereunder, on the first day of each fiscal year, equal to the lesser of (a) 2 1/2% of the outstanding shares of common stock on the last day of the prior fiscal year or (b) such amount as may be determined by the board. The first such annual increase will be effective at the beginning of fiscal year 2001.



    The 1997 Plan may be administered by the board of directors or a committee of the board, which committee shall, in the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. The 1997 Plan is presently administered by the board of directors. The plan administrator has the power to determine the terms of the options or SPRs granted, including the exercise price, the number of shares subject to each option or SPR, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the plan administrator has the authority to amend, suspend or terminate the 1997 Plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the 1997 Plan.



    Options and SPRs granted under the 1997 Plan are not generally transferable by the optionee, and each option and SPR is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1997 Plan must generally be exercised within three months of the end of optionee's status as an employee or consultant of SERENA, or within 12 months after such optionee's termination by death or disability, but in no event later than the expiration of the option's ten year term. In the case of SPRs, unless the plan administrator determines otherwise, the restricted stock purchase agreement entered in connection with the exercise of the SPR shall grant SERENA a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment with SERENA for any reason (including death or disability). The purchase price for shares repurchased pursuant to restricted stock purchase agreements shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to SERENA. The repurchase option shall lapse at a rate determined by the plan administrator. The exercise price of all incentive stock options granted under the 1997 Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options and SPRs granted under the 1997 Plan is determined by the plan administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must at least be equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1997 Plan may not exceed ten years.



    The 1997 Plan provides that in the event of a merger or consolidation of SERENA with or into another corporation, a sale of substantially all of SERENA's assets or certain other changes in control of SERENA, the optionee shall have the right to exercise all of the optioned stock, including shares as to which it would not otherwise be exercisable.



    1999 EMPLOYEE STOCK PURCHASE PLAN. SERENA's Purchase Plan was adopted by the board of directors in November 1998 and approved by the stockholders in November 1998. The Purchase Plan will become effective simultaneously with the effectiveness of this offering. A total of 225,000 shares of common stock has been reserved for issuance under the Purchase Plan. In addition, the Purchase Plan provides for annual increases in the number of shares available for issuance under the Purchase Plan, on the first day of each fiscal year, equal to the lesser of (a) 1% of the outstanding shares of common stock on the last day of the prior fiscal year or (b) such amount as may be determined by the board. The first such annual increase will be effective at the beginning of fiscal year 2001.



    The Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code contains consecutive, overlapping 24 month offering periods. The offering periods generally start on the first trading day on or after December 1 and June 1 of each year, except for the first such offering period will commence on the first trading day on or after the effective date of this offering and will end on the last trading day on or before February 28, 2001.



    Employees are eligible to participate if they are customarily employed by SERENA or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. Any employee (a) who immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of the capital stock of SERENA or (b) whose rights to purchase stock under all employee stock purchase plans of SERENA accrues at a rate which exceeds $25,000 worth of stock for each calendar year may be not be granted an option to purchase stock under the Purchase Plan. The Purchase Plan permits participants to purchase common stock through payroll deductions of up to 10% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings, bonuses and commissions but excludes payments for overtime, profit sharing payments, shift premium payments, incentive compensation and incentive payments. The maximum number of shares a participant may purchase during a single offering period is 25,000 shares.



    Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each offering period. The price of stock purchased under the Purchase Plan is 85% of the lower of the fair market value of the common stock at the beginning or end of the offering period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with SERENA.

    Rights granted under the Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the Purchase Plan. The Purchase Plan provides that, in the event of a merger of SERENA with or into another corporation or a sale of substantially all of SERENA's assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set. The 1999 Purchase Plan will terminate in November 2009. The board of directors has the authority to amend or terminate the Purchase Plan, except that, subject to certain exceptions described in the Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under the Purchase Plan.



    1999 DIRECTOR OPTION PLAN. Non-employee directors are entitled to participate in the Director Plan. The Director Plan was adopted by the board of directors in November 1998 and approved by the stockholders in November 1998, but it will not become effective until the date of this offering. The Director Plan has a term of ten years, unless terminated sooner by the board. A total of 150,000 shares of common stock have been reserved for issuance under the Director Plan. In addition, the Director Plan provides for an annual increase, on the first day of each fiscal year, equal to the lesser of (a) 1/2% of the outstanding shares of common stock on the last day of the prior fiscal year or
(b) such amount as may be determined by the Board. The first such annual increase will become effective at the beginning of fiscal year 2001.



    The Director Plan provides for the automatic grant of 25,000 shares of common stock to each non-employee director at the time he or she is first elected to the Board of Directors. He or she shall automatically be granted a subsequent option to purchase 5,000 shares each year on the date of the annual stockholder's meeting of the Company, if on such date he or she shall have served on the board for at least six months. Each option grant under the Director Plan shall have a term of 10 years and the shares subject to the option shall vest over four years, with one quarter of the shares subject to option vesting after one year and the remaining shares vesting in monthly installments thereafter. The exercise price of all Options shall be 100% of the fair market value per share of the common stock, generally determined with reference to the closing price of the common stock as reported on the Nasdaq National Market on the date of grant.



    In the event of a merger of SERENA or the sale of substantially all of the assets of SERENA, each option shall become fully vested and exercisable for a period of 30 days from the date the board notifies the optionee of the option's full exercisability, after which period the option shall terminate. Options granted under the Director Plan must be exercised within three months of the end of the optionee's tenure as a director of SERENA, or within 12 months after such director's termination by death or disability, but in no event later than the expiration of the option's ten year term. No option granted under the Director Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by such optionee.



    401(k) PLAN. SERENA has adopted a tax-qualified employee savings and retirement plan, the 401(k) Plan, for eligible U.S. employees. Eligible employees may elect to defer a percentage of their eligible compensation in the 401(k) Plan, subject to the statutorily prescribed annual limit. We may make matching contributions on behalf of all participants in the 401(k) Plan in an amount determined by our board of directors. We may also make additional discretionary profit sharing contributions in such amounts as determined by the board of directors, subject to statutory limitations. Matching and profit-sharing contributions, if any, are subject to a vesting schedule; all other contributions are at all times fully vested. The 401(k) Plan, and the accompanying trust, is intended to qualify under Sections 401(k) and 501 of the Internal Revenue Code so that contributions by employees or by SERENA to the 401(k) Plan, and income earned (if any) on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by SERENA, if any, will be deductible by SERENA when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in any of a number of investment options.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS


    On April 21, 1997, SERENA entered into an at-will employment agreement with Richard A. Doerr, our President, Chief Executive Officer and a member of its Board of Directors. The employment agreement provides for Mr. Doerr to receive an annual base salary of $200,000, subject to annual review for increases, and an annual cash bonus based on the achievement of individual and SERENA performance objectives. In the event Mr. Doerr is terminated without cause, Mr. Doerr will be entitled to receive severance payments equal to six month's base salary. Pursuant to the employment agreement, in January 1998, Mr. Doerr and SERENA entered into a restricted stock purchase agreement under which Mr. Doerr purchased 1,334,250 shares of SERENA's common stock under the 1997 Plan at a purchase price of $1.00 per share. Mr. Doerr paid the purchase price for his restricted shares in the form of a full recourse promissory note secured by the purchased common stock. The promissory note bears interest at an annual rate of 5.9%. SERENA holds a repurchase option on the unvested shares should Mr. Doerr terminate his employment with SERENA. This repurchase right lapses with respect to one third of the shares subject to the agreement on the first year anniversary of the purchase date and lapses with respect to the remaining shares on a monthly basis over the succeeding two years. In the event of a change in control transaction, SERENA's right to repurchase any unvested shares will lapse.



    SERENA and Douglas D. Troxel, SERENA's founder, Chief Technology Officer and the Chairman of its Board of Directors are parties to an employment agreement that automatically renews each June unless Mr. Troxel is terminated for cause by the Company.



    In January 1998, Marianne M. Elkholy, our Vice President, Worldwide Marketing, Robert I. Pender, Jr., our Vice President, Finance and Administration, Chief Financial Officer and Secretary, and Vita A. Strimaitis, our Vice President, General Counsel and Assistant Secretary, purchased 184,500, 184,500 and 137,250 shares of common stock, respectively, at a purchase price of $1.00 per share under restricted stock purchase agreements. Each executive officer paid the purchase price for his or her shares in the form of full recourse promissory notes secured by the purchased common stock. These promissory notes bear interest at the annual rate of 5.9%. SERENA holds a repurchase option on unvested shares should the individual executive officers terminate their relationship with SERENA. This repurchase right lapses with respect to one quarter of the shares subject to the agreements on the first anniversary of their hire date, and the remaining three-quarters of the shares vest on a monthly basis over the succeeding three years. In the event of a change in control transaction, SERENA's right to repurchase unvested shares will lapse.



    Under the 1997 Plan, in the event of a change of control transaction, vesting of options and restricted stock issued under the 1997 Plan will automatically accelerate such that options will become fully exercisable, including with respect to shares for such options which would otherwise be unvested, and any outstanding repurchase options relating to restricted stock will lapse. See "Stock Plans--1997 Stock Plan."


LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION


    Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for (a) any breach of their duty of loyalty to the corporation or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) unlawful payments of dividends or unlawful stock repurchases or redemptions or (d) any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.



    SERENA's Certificate of Incorporation and Bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.


    We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in SERENA's Bylaws. These agreements, among other things, provide for indemnification of SERENA's directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of SERENA, arising out of such person's services as a director or executive officer of SERENA, any subsidiary of SERENA or any other company or enterprise to which the person provides services at the request of SERENA. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                              CERTAIN TRANSACTIONS


    Pursuant to an Agreement and Plan of Reorganization dated as of September 23, 1998, SERENA acquired Optima. In connection with the acquisition, SERENA issued 3,187,500 shares of its common stock, for an aggregate consideration of $15,937,500, in exchange for all of Optima's issued and outstanding common stock. The terms of our acquisition of Optima, including the aggregate consideration paid, were determined by negotiations among the Chief Executive and Chief Financial Officers of SERENA and the Chief Executive Officer and Chief Financial Officer of Optima, including the companies' respective financial and accounting advisors. The Chief Executive and Chief Financial Officer of Optima collectively held 85% of the outstanding shares of Optima common stock prior to the acquisition. The number of shares issued in connection with the Optima acquisition was determined based upon the current and anticipated financial performance of Optima and its perceived value relative to SERENA's business. The number of shares SERENA common stock issued in the acquisition was based on the percentage ownership of SERENA common stock issued in the acquisition by the former Optima shareholders on a post-acquisition basis, and was not based on a specific dollar value. After the principal terms of the acquisition were agreed to, including the number of shares to be issued in the transaction, our board of directors determined a fair market value for its shares of common stock mainly for accounting purposes. In connection with such valuation, SERENA retained an independent appraiser. The per share "fair market" valuation for SERENA common stock issued in the acquisition was determined to be $5.00. Douglas D. Troxel, SERENA's founder, Chief Technology Officer and the Chairman of its Board of Directors, held 15% of the outstanding shares of Optima prior to the acquisition. Mr. Troxel did not participate at all in the negotiations regarding the Optima acquisition. Pursuant to the acquisition, Mr. Troxel was issued 478,125 shares of SERENA common stock for an aggregate consideration of $2,390,625. Donald A. Murphy, who served as President and Chief Executive Officer of Optima and held 70% of Optima's common stock prior to the acquisition, was issued, 2,231,250 shares of SERENA common stock in the name of the Murphy Family Trust for an aggregate consideration of $11,156,250. By virtue of the Optima acquisition, Mr. Murphy and the Murphy Family Trust became beneficial owners of more than 5% of SERENA's outstanding common stock. Of the 2,231,250 shares of SERENA common stock issued to the Murphy Family Trust, 367,500 are subject to an escrow arrangement in favor of SERENA to satisfy any breaches of representations and warranties made by Optima or certain of its shareholders under the acquisition agreement. The escrow terminates in March 2000.



    Prior to our acquisition of Optima in September 1998, Optima was the primary distributor of our flagship CHANGE MAN product for over ten years. Pursuant to a distribution agreement between Optima and SERENA, Optima, or its subdistributors, licensed and sold maintenance contracts for CHANGE MAN to end-user customers. For fiscal 1995, 1996 and 1997, and the six months ended July 31, 1998, Optima recorded an aggregate of $7,076,889, $11,007,066, $16,946,652 and $9,185,549, respectively, in software license revenue and maintenance revenue from transactions related to licenses of and maintenance agreements for CHANGE MAN. We were entitled to royalties of 40% and 75% based upon Optima's initial sales of software licenses and maintenance renewal agreements, respectively. For the years ended December 31, 1995, 1996, and 1997, Optima's royalty expenses were $3,809,276, $5,856,783, and $9,088,801, respectively. Mr. Troxel and Mr. Murphy held 15% and 70%, respectively, of the outstanding shares of common stock of Optima prior to the acquisition.



    In March 1996, SERENA made an unsecured loan in the principal amount of $250,000 to Mr. Troxel. The loan accrued interest at the rate of 10.5% per year and was repaid in full in October 1998. In November 1996, SERENA made an additional loan of $500,000 to Mr. Troxel. The loan accrued interest at a rate of 10% and was repaid in full in July 1997. In July 1998, SERENA made an additional loan to Mr. Troxel in the principal amount of $600,000. The loan is secured by shares of SERENA common stock held by Mr. Troxel. The loan accrues interest at the rate of 5.56% per year. The principal and accrued interest on the note are due and payable in three equal installments of $222,641. Each installment is to be paid on the annual anniversary of the funding of the loan. Mr. Troxel's loan will become due and payable

270 days after the closing of SERENA's initial public offering of its common stock to the extent of any proceeds Mr. Troxel receives as a selling stockholder in the offering, up to the full amount of principal and interest then outstanding.



    SERENA has entered into employment agreements with Richard A. Doerr, SERENA's President and Chief Executive Officer, and Mr. Troxel. In addition, SERENA is a party to restricted stock agreements with certain of its executive officers pursuant to which the officers of SERENA purchased an aggregate of 1,840,500 shares of its common stock under the 1997 Plan in consideration of the delivery of full recourse promissory notes to SERENA by such officers. See "Management--Employment Agreements and Change in Control Arrangements."



    In connection with his appointment to our Board of Directors, Alan H. Hunt entered into a restricted stock purchase agreement with SERENA in April 1998 to purchase 56,250 shares of common stock at a per share purchase price of $1.44. Mr. Hunt paid the purchase price of $81,250 for these shares in the form of a full recourse promissory note secured by the purchased common stock. The promissory note bears interest at an annual rate of 5.9%. SERENA holds a repurchase option on any unvested shares that becomes exercisable in the event Mr. Hunt ceases to be a member of our Board of Directors. The repurchase right lapses with respect to one quarter of the shares on the first anniversary of the purchase date and with respect to the remaining shares, monthly thereafter. In the event of a change in control transaction, SERENA's right to repurchase the unvested shares shall lapse.



    In January 1999, in connection with his appointment to our board of directors, SERENA granted Jerry T. Ungerman an option to purchase up to an aggregate of 25,000 shares of common stock at a purchase price of $9.00 per share under the 1997 Plan. One quarter of the option shares vest on the first anniversary of Mr. Ungerman's membership on the board of directors and the remaining option shares vest ratably in monthly installments thereafter.



    In March 1997, in connection with Athena P. Troxel's resignation of her position as SERENA's Chief Financial Officer and Corporate Secretary, SERENA repurchased 630,000 shares of common stock from Ms. Troxel for an aggregate purchase price of $700,000. The terms of the repurchase were determined in an arm's length transaction and the parties relied, in part, on the advice of an independent appraiser in establishing the repurchase price for the SERENA shares. Ms. Troxel continues to hold more than five percent of the outstanding shares of SERENA's common stock. Ms. Troxel was formerly married to Douglas D. Troxel, SERENA's founder, Chief Technology Officer and Chairman of its Board of Directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following table sets forth information regarding the beneficial ownership of SERENA's common stock as of October 31, 1998 by (i) each person or entity who is known by us to own beneficially more than 5% of SERENA's outstanding common stock; (ii) each of the Named Executive Officers; (iii) each director of SERENA; (iv) all directors and executive officers as a group; and
(v) all other selling stockholders.



                                     SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                       OWNED PRIOR TO                            OWNED
                                        OFFERING (2)        NUMBER OF     AFTER OFFERING (2)
                                     -------------------   SHARES BEING   -------------------
NAME AND ADDRESS (1)                   NUMBER    PERCENT     OFFERED        NUMBER    PERCENT
-----------------------------------  ----------  -------   ------------   ----------  -------
5% STOCKHOLDERS
  Murphy Family Trust (3)..........   2,231,250   11.0%     1,070,588      1,160,662     4.8%

CURRENT EXECUTIVE OFFICERS AND
 DIRECTORS
  Douglas D. Troxel (4)............  14,086,125   69.7        200,000     13,886,125    57.4
  Richard A. Doerr (5).............   1,334,250    6.6             --      1,334,250     5.5
  Marianne M. Elkholy (6)..........     184,500    *               --        184,500    *
  Robert I. Pender, Jr. (7)........     184,500    *               --        184,500    *
  Vita A. Strimaitis (8)...........     137,250    *               --        137,250    *
  Alan H. Hunt (9).................      56,250    *               --         56,250    *
  Jerry T. Ungerman (10)...........
  All directors and executive
    officers as a group (12
    persons).......................  15,982,875   79.1        200,000     15,782,875    65.2

FORMER EXECUTIVE OFFICERS
  Athena Troxel (11)...............   1,512,000    7.5        500,000      1,012,000     4.2

OTHER SELLING STOCKHOLDERS
-----------------------------------
  Roseann P. Geyer (12)............     478,125    2.4        229,412        248,713     1.0


------------------------------

 * Less than 1%

 (1) Unless otherwise indicated, the address for each listed 5% stockholder is c/o SERENA Software, Inc., 500 Airport Boulevard, 2nd Floor, Burlingame, California 94010-1904. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.


 (2) Applicable percentage ownership is based on 20,204,250 shares of common stock outstanding as of October 31, 1998 and 24,204,250 shares immediately following the completion of this offering, together with applicable options for such stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. Shares of common stock subject to options that are presently exercisable or exercisable within 60 days of October 31, 1998 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person. To the extent that any shares are issued upon exercise of options, warrants or other rights to acquire SERENA's capital stock that are presently outstanding or granted in the future or reserved for future issuance under SERENA's stock plans, there will be further dilution to new public investors.



 (3) Includes 367,500 shares of common stock that are subject to an escrow in favor of the Company to satisfy any breaches of representations and warranties made by Optima or certain of its shareholders in connection with SERENA's September 1998 acquisition of Optima. Such escrow will expire in March 2000. Donald A. Murphy and Pamela J. Murphy are trustees for the Murphy Family Trust. See "Certain Transactions."

 (4) Includes 12,258,000 shares of common stock held by Mr. Troxel as trustee of the Troxel Living Trust and 1,350,000 shares of common stock held by Mr. Troxel as a general partner for Troxel Investments, L.P. Mr. Troxel is SERENA's founder,
    Chief Technology Officer and Chairman of its Board of Directors.


 (5) Includes 1,334,250 shares of common stock subject to a restricted purchase stock agreement, of which 667,125 shares were unvested and subject to SERENA's repurchase option as of October 31, 1998 should Mr. Doerr's employment with SERENA terminate. Mr. Doerr is SERENA's President and Chief Executive Officer and a member of its Board of Directors. See "Management--Employment Agreements and Change in Control Arrangements."



 (6) Includes 184,500 shares of common stock subject to a restricted stock purchase agreement, of which 134,531 shares were unvested and subject to SERENA's repurchase option as of October 31, 1998 should Ms. Elkholy's employment with SERENA terminate. Ms. Elkholy is SERENA's Vice President, Worldwide Marketing. See "Management--Employment Agreements and Change in Control Arrangements."



 (7) Includes 184,500 shares of common stock subject to a restricted stock purchase agreement, all of which were unvested and subject to SERENA's repurchase option as of October 31, 1998 should Mr. Pender's employment with SERENA terminate. Mr. Pender is SERENA's Vice President, Finance and Administration, Chief Financial Officer and Secretary. See "Management--Employment Agreements and Change in Control Arrangements."



 (8) Includes 137,250 shares of common stock subject to a restricted stock purchase agreement, of which 94,359 shares were unvested and subject to SERENA's repurchase option as of October 31, 1998 should Ms. Strimaitis' employment with SERENA terminate. Ms. Strimaitis is SERENA's Vice President, General Counsel and Assistant Secretary. See "Management--Employment Agreements and Change in Control Arrangements."



 (9) Includes 56,250 shares of common stock subject to a restricted purchase stock agreement, all of which are unvested and subject to SERENA's repurchase option as of October 31, 1998 should Mr. Hunt's membership on SERENA's Board of Directors terminate. See "Management--Employment Agreements and Change in Control Arrangements."



(10) Mr. Ungerman became a member of SERENA's board of directors in January
    1999.



(11) Ms. Troxel resigned as SERENA's Corporate Secretary and Chief Financial Officer in March 1997.



(12) Includes 78,750 shares of common stock that are subject to an escrow in favor of SERENA to satisfy any breaches of representations and warranties Optima or certain of its shareholders made in connection with SERENA's September 1998 acquisition of Optima. Such escrow will expire in March 2000.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


    Upon the completion of this offering, SERENA will be authorized to issue 60,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. Immediately after the completion of this offering, we estimate that there will be an aggregate of 24,204,250 shares of common stock outstanding and no shares of preferred stock will be issued and outstanding. In addition, as of October 31, 1998, 796,860 shares of common stock will be issuable upon exercise of outstanding options at that time.



    The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our Amended and Restated Certificate of Incorporation and Bylaws and by the provisions of applicable Delaware law.



    The Amended and Restated Certificate of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring, or preventing a future takeover or change in control of SERENA unless such takeover or change in control is approved by the board of directors.


COMMON STOCK

    As of October 31, 1998 there were 20,204,250 shares of common stock outstanding which were held by nine stockholders. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock do not have cumulative voting rights, and, therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.


    Holders of the common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the terms of any existing or future agreements between SERENA and its debtholders. We have never declared or paid cash dividends on its capital stock, expects to retain future earnings, if any, for use in the operation and expansion of its business, and does not anticipate paying any cash dividends in the foreseeable future. In the event of the liquidation, dissolution or winding up of SERENA, the holders of common stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.


PREFERRED STOCK


    Effective upon the closing of this offering, SERENA will be authorized to issue 5,000,000 shares of undesignated preferred stock. The board of directors has the authority to issue the preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by SERENA's stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of SERENA without further action by the stockholders and may adversely affect the market price of, and the voting and other rights of, the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. SERENA has no current plans to issue any shares of preferred stock.


REGISTRATION RIGHTS


    In connection with SERENA's September 1998 acquisition of Optima, we entered into a registration right agreement with certain shareholders of Optima who received an aggregate of 2,709,375 shares of common stock of SERENA in exchange for their shares of Optima common stock. Pursuant to the registration rights agreement, such shareholders are entitled to certain rights with respect to the registration of such shares under the Securities Act. If we proposes to register any of its securities under the Securities Act, either for our own account or for the account of other security holders, such shareholders are entitled to notice of such registration and to include shares of common stock in such registration at our expense. Additionally, such shareholders may require SERENA to file additional registration statements on Form S-3 at SERENA's expense. All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration.


ANTITAKEOVER EFFECTS OF PROVISIONS OF CERTIFICATE OF INCORPORATION AND BYLAWS


    Under Delaware law, all stockholder actions must be effected at a duly called annual or special meeting or by written consent. Our Bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the board of directors, the Chairman of the Board of Directors, the Chief Executive Officer of SERENA or stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at such meeting. In addition, our Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to SERENA's Secretary of the stockholder's intention to bring such business before the meeting.



    These provisions of our Amended and Restated Certificate of Incorporation and Bylaws are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions which may involve an actual or threatened change of control of SERENA. Such provisions are designed to reduce the vulnerability of SERENA to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of SERENA. Such provisions are also intended to discourage certain tactics that may be used in proxy fights but could, however, have the effect of discouraging others from making tender offers for our shares and, consequently, may also inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in the management of SERENA. See "Risk Factors--Antitakeover Effects of Certain Provisions in SERENA's Charter Documents."


EFFECT OF DELAWARE ANTITAKEOVER STATUTE


    We are subject to Section 203 of the Delaware General Corporation Law or the Antitakeover Law, which regulates corporate acquisitions. The Antitakeover Law prevents certain Delaware corporations, including those whose securities are listed for trading on the Nasdaq National Market, from engaging, under certain circumstances in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For purposes of the Antitakeover Law, a "business combination" includes, among other things, a merger or consolidation involving SERENA and the interested shareholder and the sale of more than ten percent (10%) of SERENA's assets. In general, the Antitakeover Law defines an "interested stockholder" as any entity or person beneficially owning 15% or more the outstanding voting stock of SERENA and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of the Antitakeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of SERENA's outstanding voting shares. We have not "opted out" of the provisions of the Antitakeover Law. See "Risk Factors--Antitakeover Effects of Delaware Law."


TRANSFER AGENT


    The Transfer Agent and Registrar for our common stock is ChaseMellon Shareholder Services, LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE



    Upon completion of this offering, SERENA will have outstanding 24,204,250 shares of common stock based upon shares outstanding at October 31, 1998 (assuming no exercise of the Underwriters' over-allotment option). Excluding the 6,000,000 shares of common stock offered hereby (assuming no exercise of the underwriters' over-allotment option), as of the effective date of the Registration Statement, there will be 18,204,250 shares of common stock outstanding, all of which are "restricted" shares under the Securities Act of 1933. All restricted shares are subject to lock-up agreements with the underwriters pursuant to which the holders of the restricted shares have agreed not to sell, pledge or otherwise dispose of such shares for a period of 180 days after the date of this prospectus. Beginning 180 days after the Effective Date, approximately 16,516,750 additional restricted shares will become eligible for sale in the public market when the underwriter's lock-up agreements expire (unless the underwriters elect, in their sole discretion, the earlier release of such shares from the lock-up agreement). In addition to the restricted shares described above, after such 180th day, approximately 1,687,500 additional restricted shares, all of which were issued in connection with our September 1998 acquisition of Optima, will become available for sale at various times pursuant to Rule 144. The general provisions of Rule 144 are described below. Most of the restricted shares that will become available for sale in the public market beginning 180 days after the effective date will be subject to certain volume and other resale restrictions pursuant to Rule 144 because the holders are affiliates of SERENA. Hambrecht & Quist LLC may release the shares subject to the lock-up agreements in whole or in part at any time with or without notice.



    In general, under Rule 144, an affiliate of SERENA, or person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (a) 1% of the then outstanding shares of the common stock (approximately 242,000 shares immediately after this offering) or (b) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about SERENA. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of SERENA at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above.



    In addition to the restriction imposed by the securities laws, 1,896,750 of the restricted shares were issued to certain officers and directors of SERENA pursuant to restricted stock agreements under the 1997 Plan. Pursuant to the provisions of these agreements, SERENA has a repurchase option on any unvested shares. SERENA's repurchase option with respect to such shares lapses ratably over time. At the 180th day after the date of this prospectus approximately 782,391 of those shares will remain subject to the repurchase option.



    As of October 31, 1998, 2,153,250 shares were reserved for issuance under the 1997 Plan, of which options to purchase 800,610 shares were then outstanding and of which no options were then exercisable. Beginning 180 days after the date of this prospectus, approximately 253,267 shares issuable upon the exercise of vested options will become eligible for sale and 1,114,359 shares issued pursuant to restricted stock agreements under the 1997 Plan will no longer be subject to a repurchase option and will be eligible for resale. In addition, an aggregate of 1,896,750 restricted shares had been issued to certain executive officers and directors of SERENA under the 1997 Plan pursuant to the restricted stock agreements described above.



    In November 1998, our board of directors approved (a) an increase of 500,000 shares reserved under the 1997 Plan; (b) a reserve of 150,000 shares for options to be granted under the Director Option Plan; and (c) a reserve of 225,000 shares for options to be granted under the Purchase Plan. See "Management--Incentive Stock Plans." We intend to file, within 180 days after the date of this prospectus, a Form S-8/S-3 registration statement under the Securities Act to register shares issued pursuant to restricted stock purchase agreements under the 1997 Plan, shares issued in connection with option exercises and shares reserved for issuance under all stock plans. Shares of common stock issued pursuant to the restricted stock agreements under the 1997 Plan or upon exercise of options after the effective date of the Form S-8/S-3 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and lock-up agreements.


LOCK-UP AGREEMENTS


    All officers and directors and certain holders of common stock and options to purchase common stock have agreed pursuant to certain "lock-up" agreements that they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible or exchangeable for common stock, or warrants or other rights to purchase common stock for a period of 180 days after the date of this prospectus without the prior written consent of Hambrecht & Quist LLC.

                                  UNDERWRITING


    Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below, through their representatives, Hambrecht & Quist LLC, SG Cowen Securities Corporation, and SoundView Technology Group, Inc., have severally agreed to purchase from SERENA and the selling stockholders the following respective numbers of shares of common stock.


                                                                NUMBER OF
NAME                                                             SHARES
------------------------------------------------------------  -------------
Hambrecht & Quist LLC.......................................
SG Cowen Securities Corporation.............................
SoundView Technology Group, Inc.............................

                                                              -------------
Total.......................................................    6,000,000
                                                              -------------
                                                              -------------


    The Underwriting Agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in SERENA's business and the receipt of certain certificates, opinions and letters from SERENA and the selling stockholders, their counsel and the independent auditors. The nature of the underwriters' obligation is such that they are committed to purchase all shares of common stock offered hereby if any of such shares are purchased.



    The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess
of $     per share. The underwriters may allow and such dealers may reallow a
concession not in excess of $     per share to certain other dealers. After the
initial public offering of the shares, the offering price and other selling terms may be changed by the Representatives of the underwriters.



    SERENA has granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 900,000 additional shares of common stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered hereby. SERENA will be obligated, pursuant to the option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of common stock offered hereby.



    The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.



    SERENA and selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.



    SERENA, the selling stockholders, and certain other stockholders of SERENA, including executive officers and directors, who will own in the aggregate 18,204,250 shares of common stock after the offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them during the 180-day period following the date of this prospectus. SERENA has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock during the 180-day period following the date of this prospectus, except that SERENA may issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options under its stock option plans, provided that, without the prior written consent of Hambrecht & Quist LLC, such additional options shall not be exercisable during such period.



    Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.



    Prior to the offering, there has been no public market for the common stock. The initial public offering price for the common stock will be determined by negotiation among SERENA, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price are prevailing market and economic conditions, revenues and earnings of SERENA, market valuations of other companies engaged in activities similar to SERENA, estimates of the business potential and prospects of SERENA, the present state of SERENA's business operations, SERENA's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions or other factors.

                                 LEGAL MATTERS


    The validity of the common stock offered hereby will be passed upon for SERENA by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the Underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California.


                                    EXPERTS


    The consolidated financial statements and schedule of SERENA Software, Inc. as of January 31, 1997 and 1998 and October 31, 1998, and for each of the years in the three-year period ended January 31, 1998, and the nine months ended October 31, 1998, and the financial statements of Optima Software, Inc. as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, included herein and in the registration statement are included in reliance upon the reports of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


                               CHANGE IN AUDITORS


    PricewaterhouseCoopers LLP was previously the principal accountants for SERENA. On March 15, 1998, PricewaterhouseCoopers LLP's was dismissed as principal accountants and KPMG Peat Marwick LLP was engaged to audit SERENA's and its subsidiaries' consolidated financial statements. The Board of Directors has approved the appointment of KPMG Peat Marwick LLP as principal accountants for SERENA.


    In connection with the audit for the fiscal year ended January 31, 1997 and the subsequent interim period through March 15, 1998, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.


    The audit report of PricewaterhouseCoopers LLP on the consolidated financial statements of SERENA and its subsidiaries as of and for the year ended January 31, 1997 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.


                         ADDITIONAL SERENA INFORMATION


    We have filed with the SEC a registration statement on Form S-1 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to SERENA and the common stock, reference is made to the registration statement and the exhibits and schedules thereto. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our Web site at http://www.serena.com or the SEC's Web site at http://www.sec.gov.



    Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms, our Web site and the Web site of the SEC referred to above.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                          PAGE
                                                                                          -----
SERENA SOFTWARE, INC. CONSOLIDATED FINANCIAL STATEMENTS
  Independent Auditors' Report.......................................................         F-2
  Consolidated Balance Sheets........................................................         F-3
  Consolidated Statements of Income..................................................         F-4
  Consolidated Statements of Stockholders' Equity....................................         F-5
  Consolidated Statements of Cash Flows..............................................         F-6
  Notes to Consolidated Financial Statements.........................................         F-7

OPTIMA SOFTWARE, INC. FINANCIAL STATEMENTS
  Independent Auditors' Report.......................................................        F-17
  Balance Sheets.....................................................................        F-18
  Statements of Income and Retained Earnings.........................................        F-19
  Statements of Cash Flows...........................................................        F-20
  Notes to Financial Statements......................................................        F-21

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
  Condensed Combined Balance Sheets..................................................        F-27
  Condensed Combined Statements of Income............................................        F-28
  Notes to Pro Forma Financial Statements............................................        F-30

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders


SERENA Software, Inc.



            We have audited the accompanying consolidated balance sheets of SERENA Software, Inc. and subsidiaries as of January 31, 1997 and 1998 and October 31, 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended January 31, 1998 and the nine month period ended October 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


            We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


            In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SERENA Software, Inc. and its subsidiaries as of January 31, 1997 and 1998 and October 31, 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended January 31, 1998 and the nine month period ended October 31, 1998, in conformity with generally accepted accounting principles.



                                          KPMG PEAT MARWICK LLP



Mountain View, California
December 18, 1998, except as to Note 4(b), which is as of January 5, 1999

                             SERENA SOFTWARE, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                               JANUARY 31,
                                                          ---------------------  OCTOBER 31,
                                                            1997        1998        1998
                                                          ---------  ----------  -----------
                                           ASSETS

Current assets:
  Cash and cash equivalents.............................  $4,030,890 $9,024,015  1$6,878,350
  Accounts receivable, net of allowance of $30,000,
    $197,000 and $281,000, in fiscal 1997, 1998 and
    1999, respectively..................................  2,543,806   8,964,905  10,565,121
  Due from principal stockholder........................    609,381      81,265     199,129
  Prepaid expenses and other current assets.............    340,616     738,055     742,440
                                                          ---------  ----------  -----------
    Total current assets................................  7,524,693  18,808,240  28,385,040
Property and equipment, net.............................  1,311,168   1,389,843   1,814,174
Due from principal stockholder..........................    174,471     108,640     409,250
Intangible assets, net..................................         --          --  16,035,028
Other assets............................................    222,679     259,798     344,371
                                                          ---------  ----------  -----------
                                                          $9,233,011 $20,566,521 4$6,987,863
                                                          ---------  ----------  -----------
                                                          ---------  ----------  -----------

                            LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable......................................  $ 258,417  $  455,015   $ 239,051
  Income taxes payable..................................    142,297     707,934     544,438
  Accrued expenses......................................  1,891,219   4,567,009   5,294,466
  Deferred revenue......................................  4,614,699   6,136,460   9,422,588
                                                          ---------  ----------  -----------
    Total current liabilities...........................  6,906,632  11,866,418  15,500,543
Deferred revenue, net of current portion................    280,565   1,715,349   2,056,323
                                                          ---------  ----------  -----------
    Total liabilities...................................  7,187,197  13,581,767  17,556,866
                                                          ---------  ----------  -----------
Commitments

Stockholders' equity:
  Preferred stock, $0.001 par value; 5,000,000 shares
    authorized; no shares issued and outstanding........         --          --          --
  Common stock, $0.001 par value; 60,000,000 shares
    authorized; 15,750,000, 16,960,500 and 20,204,250
    shares issued and outstanding in fiscal 1997, 1998
    and 1999, respectively..............................     15,750      16,961      20,204
  Additional paid-in capital............................    (14,747)  5,102,542  21,535,612
  Deferred stock-based compensation.....................         --  (3,098,197) (1,445,146)
  Notes receivable from stockholders....................         --  (1,840,500) (1,921,500)
  Accumulated other comprehensive losses................    (28,603)    (30,604)    (19,061)
  Retained earnings.....................................  2,073,414   6,834,552  11,260,888
                                                          ---------  ----------  -----------
    Total stockholders' equity..........................  2,045,814   6,984,754  29,430,997
                                                          ---------  ----------  -----------
                                                          $9,233,011 $20,566,521 4$6,987,863
                                                          ---------  ----------  -----------
                                                          ---------  ----------  -----------


          See accompanying notes to consolidated financial statements.

                             SERENA SOFTWARE, INC.

                       CONSOLIDATED STATEMENTS OF INCOME


                                                                                      NINE MONTHS ENDED OCTOBER
                                               FISCAL YEAR ENDED JANUARY 31,                     31,
                                        -------------------------------------------  ----------------------------
                                            1996           1997           1998           1997           1998
                                        -------------  -------------  -------------  -------------  -------------
                                                                                     (UNAUDITED)
Revenue:
  Software licenses...................  $   4,605,844  $   8,228,650  $  17,838,946  $  10,237,366  $  16,684,740
  Maintenance.........................      5,679,303      8,730,172     12,257,724      8,830,963     12,097,957
  Professional services...............        458,814        495,251      2,050,366      1,420,571      2,363,034
                                        -------------  -------------  -------------  -------------  -------------
    Total revenue.....................     10,743,961     17,454,073     32,147,036     20,488,900     31,145,731
                                        -------------  -------------  -------------  -------------  -------------
Cost of revenue:
  Software licenses...................        552,317      1,298,338      1,086,820        701,079      1,265,901
  Maintenance.........................      2,434,434      3,502,572      4,009,823      2,776,584      3,184,703
  Professional services...............        343,612        406,051      1,716,597      1,189,248      2,057,139
                                        -------------  -------------  -------------  -------------  -------------
    Total cost of revenue.............      3,330,363      5,206,961      6,813,240      4,666,911      6,507,743
                                        -------------  -------------  -------------  -------------  -------------
    Gross profit......................      7,413,598     12,247,112     25,333,796     15,821,989     24,637,988
                                        -------------  -------------  -------------  -------------  -------------
  Operating expenses:
    Sales and marketing...............      2,504,664      4,605,138      7,946,797      5,243,742      8,955,779
    Research and development..........      2,997,889      4,320,905      5,517,787      3,774,631      3,220,017
    General and administrative........      1,727,305      2,295,586      3,295,842      1,912,718      2,786,034
    Stock-based compensation..........             --             --        879,803             --      2,070,864
    Amortization of intangible
      assets..........................             --             --             --             --        153,827
                                        -------------  -------------  -------------  -------------  -------------
      Total operating expenses........      7,229,858     11,221,629     17,640,229     10,931,091     17,186,521
                                        -------------  -------------  -------------  -------------  -------------
Operating income......................        183,740      1,025,483      7,693,567      4,890,898      7,451,467
Interest and other income, net........        159,973        115,223        321,061        223,311        570,502
                                        -------------  -------------  -------------  -------------  -------------
    Income before income taxes........        343,713      1,140,706      8,014,628      5,114,209      8,021,969
Income taxes..........................         66,218        278,332      3,253,490      1,833,052      3,595,633
                                        -------------  -------------  -------------  -------------  -------------
    Net income........................        277,495        862,374      4,761,138      3,281,157      4,426,336
Translation adjustment................          4,904        (25,782)        (2,001)        (2,723)        11,543
                                        -------------  -------------  -------------  -------------  -------------
    Comprehensive income..............  $     282,399  $     836,592  $   4,759,137  $   3,278,434  $   4,437,879
                                        -------------  -------------  -------------  -------------  -------------
                                        -------------  -------------  -------------  -------------  -------------
Net income per share:
  Basic...............................  $        0.02  $        0.05  $        0.31  $        0.21  $        0.27
                                        -------------  -------------  -------------  -------------  -------------
                                        -------------  -------------  -------------  -------------  -------------
  Diluted.............................  $        0.02  $        0.05  $        0.31  $        0.21  $        0.26
                                        -------------  -------------  -------------  -------------  -------------
                                        -------------  -------------  -------------  -------------  -------------
Shares used to compute net income per
  share:
  Basic...............................     15,750,000     15,750,000     15,247,750     15,290,333     16,145,234
                                        -------------  -------------  -------------  -------------  -------------
                                        -------------  -------------  -------------  -------------  -------------
  Diluted.............................     15,750,000     15,750,000     15,272,189     15,290,333     17,121,779
                                        -------------  -------------  -------------  -------------  -------------
                                        -------------  -------------  -------------  -------------  -------------


          See accompanying notes to consolidated financial statements.

                             SERENA SOFTWARE, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
   FISCAL YEARS ENDED JANUARY 31, 1996, 1997, AND 1998 AND NINE MONTHS ENDED
                                OCTOBER 31, 1998



                                                                         NOTES        ACCUMULATED
                       COMMON STOCK       ADDITIONAL    DEFERRED      RECEIVABLE         OTHER                       TOTAL
                  ----------------------   PAID-IN    STOCK-BASED        FROM        COMPREHENSIVE    RETAINED   STOCKHOLDERS'
                    SHARES      AMOUNT     CAPITAL    COMPENSATION   STOCKHOLDERS       LOSSES        EARNINGS      EQUITY
                  ----------  ----------  ----------  ------------   -------------   -------------   ----------  -------------
Balances as of
  January 31,
  1995..........  15,750,000  $   15,750  $  (14,747) $        --     $        --      $    (7,725)  $  933,545   $   926,823
Net income......          --          --          --           --              --               --      277,495       277,495
Translation
  adjustment....          --          --          --           --              --            4,904           --         4,904
                  ----------  ----------  ----------  ------------   -------------   -------------   ----------  -------------
Balances as of
  January 31,
  1996..........  15,750,000      15,750     (14,747)          --              --           (2,821)   1,211,040     1,209,222
Net income......          --          --          --           --              --               --      862,374       862,374
Translation
  adjustment....          --          --          --           --              --          (25,782)          --       (25,782)
                  ----------  ----------  ----------  ------------   -------------   -------------   ----------  -------------
Balances as of
  January 31,
  1997..........  15,750,000      15,750     (14,747)          --              --          (28,603)   2,073,414     2,045,814
Repurchase of
  common
  stock.........    (630,000)       (630)   (699,370)          --              --               --           --      (700,000)
Issuance of
  restricted
  common stock
  for notes
  receivable....   1,840,500       1,841   5,519,659   (3,681,000)     (1,840,500)              --           --            --
Deferred
  stock-based
  compensation
  related to
  grants of
  stock
  options.......          --          --     297,000     (297,000)             --               --           --            --
Amortization of
  deferred
  stock-based
 compensation...          --          --          --      879,803              --               --           --       879,803
Net income......          --          --          --           --              --               --    4,761,138     4,761,138
Translation
  adjustment....          --          --          --           --              --           (2,001)          --        (2,001)
                  ----------  ----------  ----------  ------------   -------------   -------------   ----------  -------------
Balances as of
  January 31,
  1998..........  16,960,500      16,961   5,102,542   (3,098,197)     (1,840,500)         (30,604)   6,834,552     6,984,754
Acquisition of
  Optima
  Software,
  Inc...........   3,187,500       3,187  15,934,313           --              --               --           --    15,937,500
Issuance of
  restricted
  common stock
  for note
  receivable....      56,250          56     238,757     (157,813)        (81,000)              --           --            --
Deferred
  stock-based
  compensation
  related to
  grants of
  stock
  options.......          --          --     260,000     (260,000)             --               --           --            --
Amortization of
  deferred
  stock-based
 compensation...          --          --          --    2,070,864              --               --           --     2,070,864
Net income......          --          --          --           --              --               --    4,426,336     4,426,336
Translation
  adjustment....          --          --          --           --              --           11,543           --        11,543
                  ----------  ----------  ----------  ------------   -------------   -------------   ----------  -------------
Balances as of
  October 31,
  1998..........  20,204,250  $   20,204  $21,535,612 $(1,445,146)    $(1,921,500)     $   (19,061)  $11,260,888  $29,430,997
                  ----------  ----------  ----------  ------------   -------------   -------------   ----------  -------------
                  ----------  ----------  ----------  ------------   -------------   -------------   ----------  -------------


          See accompanying notes to consolidated financial statements.

                             SERENA SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                      NINE MONTHS ENDED OCTOBER
                                                                FISCAL YEAR ENDED JANUARY 31,                    31,
                                                           ----------------------------------------  ---------------------------
                                                               1996          1997          1998                        1998
                                                           ------------  ------------  ------------      1997      -------------
                                                                                                     ------------
                                                                                                     (UNAUDITED)
Cash flows from operating activities:
  Net income.............................................  $    277,495  $    862,374  $  4,761,138  $  3,281,157  $   4,426,336
  Adjustment to reconcile net income to net cash provided
    by operating activities:
    Depreciation.........................................       218,083       327,648       430,664       310,298        456,505
    Deferred income taxes................................       (51,429)        2,208      (462,876)           --             --
    Gain on sale of property and equipment...............            --            --        58,130            --             --
    Amortization of deferred stock-based compensation....            --            --       879,803            --      2,070,864
    Amortization of intangible assets....................            --            --            --            --        153,827
    Changes in operating assets and liabilities:
      Accounts receivable................................    (1,144,500)      (98,782)   (6,421,099)   (2,135,172)       703,774
      Prepaid expenses and other assets..................        89,769      (130,210)       28,318      (181,790)           (70)
      Accounts payable...................................       115,198       (25,094)      196,598       (14,103)      (215,964)
      Income taxes payable...............................            --       142,297       565,637       738,379       (202,653)
      Accrued expenses...................................       911,680       154,877     2,675,790       403,319     (1,088,474)
      Deferred revenue...................................     1,080,883     1,407,578     2,956,545       461,602      3,623,571
                                                           ------------  ------------  ------------  ------------  -------------
        Net cash provided by operating activities........     1,497,179     2,642,896     5,668,648     2,863,690      9,927,716
                                                           ------------  ------------  ------------  ------------  -------------
Cash flows used in investing activities:
  Purchases of property and equipment....................      (614,620)     (676,420)     (567,469)     (489,217)      (755,542)
  Cash and cash equivalents acquired in Optima
    acquisition..........................................            --            --            --            --        439,092
  Issuance of notes due from stockholder.................            --      (750,000)     (130,000)     (130,000)      (600,000)
  Payment of notes due from stockholder..................            --            --       723,947       679,595        181,526
                                                           ------------  ------------  ------------  ------------  -------------
        Net cash (used) provided by investing
          activities.....................................      (614,620)   (1,426,420)       26,478        60,378       (734,924)
                                                           ------------  ------------  ------------  ------------  -------------
Cash flows from financing activities:
  Repurchase of common stock.............................            --            --      (700,000)     (700,000)            --
  Payment of notes to stockholders of Optima.............            --            --            --            --     (1,350,000)
                                                           ------------  ------------  ------------  ------------  -------------
        Net cash used by financing activities............            --            --      (700,000)     (700,000)    (1,350,000)
                                                           ------------  ------------  ------------  ------------  -------------
Effect of exchange rate changes on cash..................         4,904       (25,782)       (2,001)       (2,723)        11,543
                                                           ------------  ------------  ------------  ------------  -------------
Net increase in cash and cash equivalents................       887,463     1,190,694     4,993,125     2,221,345      7,854,335
Cash and cash equivalents at beginning of period.........     1,952,733     2,840,196     4,030,890     4,030,890      9,024,015
                                                           ------------  ------------  ------------  ------------  -------------
Cash and cash equivalents at end of period...............  $  2,840,196  $  4,030,890  $  9,024,015  $  6,252,235  $  16,878,350
                                                           ------------  ------------  ------------  ------------  -------------
                                                           ------------  ------------  ------------  ------------  -------------
Supplemental disclosures of cash flow information:
Income taxes paid........................................  $     62,083  $    119,200  $  3,106,632  $  1,349,896  $   3,730,824
                                                           ------------  ------------  ------------  ------------  -------------
                                                           ------------  ------------  ------------  ------------  -------------
Noncash investing and financing activity:
  Restricted stock issued in exchange for notes
    receivable...........................................  $         --  $         --  $  1,840,500  $         --  $      81,000
                                                           ------------  ------------  ------------  ------------  -------------
                                                           ------------  ------------  ------------  ------------  -------------
  Issuance of common stock and notes for aquisition of
    Optima Software, Inc.................................  $         --  $         --  $         --  $         --  $  15,938,000
                                                           ------------  ------------  ------------  ------------  -------------
                                                           ------------  ------------  ------------  ------------  -------------


          See accompanying notes to consolidated financial statements.

                             SERENA SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   FISCAL YEARS ENDED JANUARY 31, 1996, 1997, AND 1998 AND NINE MONTHS ENDED
                           OCTOBER 31, 1997 AND 1998



                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                         OCTOBER 31, 1997 IS UNAUDITED)


(1)  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a)  DESCRIPTION OF BUSINESS


        SERENA Software, Inc. (the "Company") is a leading provider of software change management products and services for managing and controlling change throughout the software application lifecycle. Its principal markets are North America and Europe. Export sales represented approximately 19%, 15%, 15%, and 19% of revenue in fiscal 1996, 1997, 1998, and the nine months ended October 31, 1998, respectively.


    (b)  PRINCIPLES OF CONSOLIDATION

        The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

    (c)  FOREIGN CURRENCY TRANSLATION


        The functional currency of the Company's U.K. subsidiary is the British pound. This foreign subsidiary's financial statements are translated using current exchange rates for balance sheet accounts and average rates for income statement accounts. Translation adjustments are recorded in stockholders' equity. Foreign currency transaction gains and (losses) are included in other income, and totaled $(26,000), $(5,000), $74,000, and $(30,000) in fiscal 1996, 1997, 1998, and the nine months ended October 31, 1998, respectively.


    (d)  CASH AND CASH EQUIVALENTS


        The Company considers all highly liquid investments purchased with remaining maturities of three months or less at the date of purchase to be cash equivalents. As of January 31, 1997 and 1998 and October 31, 1998, cash equivalents consisted of commercial paper and money market funds.


    (e)  PROPERTY AND EQUIPMENT

        Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, generally three to five years. Recoverability of property and equipment is measured by comparison of the carrying amount to future net cash flows the property and equipment are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the difference between the carrying amount of the property and equipment and its fair value. To date, the Company has made no adjustments to the carrying values of its long-lived assets.


    (f)  INTANGIBLE ASSETS



        Intangible assets include workforce, non-compete, and good will associated with the acquisition of Optima Software, Inc, and are amortized using the straight-line method over the estimated useful lives of the related assets, from 6 months to 15 years.

                             SERENA SOFTWARE, INC.

   FISCAL YEARS ENDED JANUARY 31, 1996, 1997, AND 1998 AND NINE MONTHS ENDED
                           OCTOBER 31, 1997 AND 1998



                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                         OCTOBER 31, 1997 IS UNAUDITED)


(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (g)  SOFTWARE DEVELOPMENT COSTS

        Development costs related to software products are expensed as incurred until technological feasibility of the product has been established. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have not been significant, and, accordingly, no costs have been capitalized.

    (h)  INCOME TAXES

        Income taxes are recorded using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (i)  CONCENTRATIONS OF CREDIT RISK

        Financial instruments, potentially subjecting the Company to concentrations of credit risk, consist primarily of temporary cash investments and accounts receivable. The Company places its temporary cash investments with two major financial institutions. The Company maintains an allowance for potential credit losses on customer accounts. For the fiscal years ended January 31, 1996, 1997, and 1998, Optima Software, Inc. (Optima), a distributor, accounted for 36%, 31%, and 27% of revenues, respectively. Optima accounted for 33% and 19% of accounts receivable as of January 31, 1997 and 1998, respectively. The Company's principal stockholder owns 15% of the capital stock of Optima.

    (j)  FAIR VALUE OF FINANCIAL INSTRUMENTS

        The fair value of the Company's cash and cash equivalents, accounts receivable, and accounts payable approximate their respective carrying amounts.

    (k)  USE OF ESTIMATES

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             SERENA SOFTWARE, INC.

   FISCAL YEARS ENDED JANUARY 31, 1996, 1997, AND 1998 AND NINE MONTHS ENDED
                           OCTOBER 31, 1997 AND 1998



                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                         OCTOBER 31, 1997 IS UNAUDITED)


(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (l)  REVENUE RECOGNITION


        The Company sells its products to its distributors and end users under license agreements. Each new license includes maintenance, which includes the right to receive telephone support and unspecified upgrades and enhancements, for a one-year period. The fee associated with such agreements is allocated between software license revenue and maintenance revenue based on their respective fair values. Software license revenue from these agreements is recognized upon receipt and acceptance of a signed contract and delivery of the software, provided the related fee is fixed and determinable, collectibility of the revenue is probable and the arrangement does not involve significant customization of the software. If an acceptance period is required, revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period, as defined in the applicable software license agreement.


        The Company recognizes maintenance revenue ratably over the life of the related contract, generally 12 months. Maintenance contracts on perpetual licenses are available annually. The Company typically invoices and collects maintenance revenue on an annual basis at the anniversary date of the license. Service and other revenue includes fees derived from the delivery of training, installation, and consulting services. Revenue from training, installation, and consulting services is recognized as the related services are performed. Deferred revenue represents amounts received by the Company in advance of product delivery or service performance.

    (m)  STOCK-BASED COMPENSATION

        The Company uses the intrinsic value method to account for stock-based compensation. The Company amortizes deferred stock-based compensation in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 28.

    (n)  NET INCOME PER SHARE

        Basic net income per share is computed using the weighted-average number of shares of common stock. Diluted net income per share is computed using the weighted-average number of shares of common stock outstanding and, when dilutive, common equivalent shares from restricted stock and options to purchase common stock using the treasury stock method.

    (o)  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSSES)

        Accumulated other comprehensive income (losses) consists entirely of cumulative translation adjustments resulting from the Company's application of its foreign currency translation policy. The tax effects of translation adjustments were not significant during any of the periods presented.

    (p)  RECENT ACCOUNTING PRONOUNCEMENTS

        The FASB recently issued Statement of Financial Accounting Standards ("SFAS") No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133 addresses the accounting for derivative instruments, including certain derivative instruments embedded in other

                             SERENA SOFTWARE, INC.

   FISCAL YEARS ENDED JANUARY 31, 1996, 1997, AND 1998 AND NINE MONTHS ENDED
                           OCTOBER 31, 1997 AND 1998



                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                         OCTOBER 31, 1997 IS UNAUDITED)


(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
       contracts. Under SFAS No. 133, entities are required to carry all derivative instruments in the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it. The Company must adopt SFAS No. 133 by October 1, 1999. The Company does not anticipate that SFAS No. 133 will have an effect on its financial statements.

(2)  PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:


                                                   JANUARY 31,             OCTOBER 31,
                                          -----------------------------   -------------
                                              1997            1998            1998
                                          -------------   -------------   -------------
Computers and equipment.................  $   1,856,513   $   1,714,960   $  2,293,308
Furniture and fixtures..................        350,991         399,145        850,226
Automobiles.............................        107,110         107,110        107,110
                                          -------------   -------------   -------------
                                              2,314,614       2,221,215      3,250,644
Less accumulated depreciation...........      1,003,446         831,372      1,436,470
                                          -------------   -------------   -------------
                                          $   1,311,168   $   1,389,843   $  1,814,174
                                          -------------   -------------   -------------
                                          -------------   -------------   -------------


(3)  ACCRUED EXPENSES

    Accrued expenses consists of the following:


                                                   JANUARY 31,             OCTOBER 31,
                                          -----------------------------   -------------
                                              1997            1998            1998
                                          -------------   -------------   -------------
Profit sharing..........................  $     665,054   $   1,443,014   $    962,883
Management incentive bonuses............        420,500         816,476        715,863
Payroll-related items...................        143,399         242,365        425,565
Royalties...............................        320,974         655,958        978,770
Commissions.............................        157,088         592,527        844,139
Other...................................        184,204         816,669      1,367,246
                                          -------------   -------------   -------------
                                          $   1,891,219   $   4,567,009   $  5,294,466
                                          -------------   -------------   -------------
                                          -------------   -------------   -------------


(4)  STOCKHOLDERS' EQUITY

    (a)  REPURCHASE OF COMMON STOCK

        In April 1997, the Company repurchased 630,000 shares of its common stock for cash at a price of $1.11 per share from a founder.

                             SERENA SOFTWARE, INC.

   FISCAL YEARS ENDED JANUARY 31, 1996, 1997, AND 1998 AND NINE MONTHS ENDED
                           OCTOBER 31, 1997 AND 1998



                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                         OCTOBER 31, 1997 IS UNAUDITED)


(4)  STOCKHOLDERS' EQUITY (CONTINUED)
    (b)  STOCK SPLITS AND REINCORPORATION


        In June 1997, the Company's Board of Directors authorized a 70,000 to 1 stock split. In July 1998 and again in November 1998, the Company's Board of Directors authorized a 3-for-2 stock split. In January 1999, the Company reincorporated in the State of Delaware. Share information has been restated in the accompanying consolidated financial statements to reflect the reincorporation and stock splits for all periods presented.


    (c)  RESTRICTED STOCK AGREEMENTS

        In January 1998, the Company issued 1,840,500 shares of restricted common stock to certain officers at $1.00 per share in exchange for full recourse notes. In March 1998, the Company issued 56,250 shares of restricted common stock to a director at $1.44 per share in exchange for a full recourse note. Restrictions lapse over three or four years, depending upon the individual, based on continued employment or service on the Board of Directors. In the event an employee is terminated or the director leaves the service of the Board, the Company has the right to repurchase, for a price equal to the individual's original purchase price, any remaining restricted shares held by the individual.


        In connection with restricted common stock issued in January 1998, the Company recorded deferred stock-based compensation of $3,681,000 representing the difference between the issuance price and the fair value of the Company's common stock at the date of issuance. An additional $157,813 of deferred stock-based compensation was recorded for the March 1998 issuance. These amounts are being amortized over the restriction period of the individual shares. Stock-based compensation related to restricted common stock of $865,228 and $1,843,456 was recognized during the fiscal year ended January 31, 1998 and the nine months ended October 31, 1998, respectively.

                             SERENA SOFTWARE, INC.

   FISCAL YEARS ENDED JANUARY 31, 1996, 1997, AND 1998 AND NINE MONTHS ENDED
                           OCTOBER 31, 1997 AND 1998



                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                         OCTOBER 31, 1997 IS UNAUDITED)


(4)  STOCKHOLDERS' EQUITY (CONTINUED)
    (d)  NET INCOME PER SHARE

        The following is a reconciliation of the shares used in the computation of basic and diluted net income per share:


                                                                                      NINE MONTHS ENDED
                                        FISCAL YEAR ENDED JANUARY 31,                    OCTOBER 31,
                                ---------------------------------------------   -----------------------------
                                    1996            1997            1998                            1998
                                -------------   -------------   -------------       1997        -------------
                                                                                -------------
                                                                                (UNAUDITED)
Basic net income per share--
  weighted average number of
  common shares outstanding...     15,750,000      15,750,000      15,247,750     15,290,333       16,145,234
Effect of potentially dilutive
  securities outstanding--
  restricted stock and
  options.....................             --              --          24,439             --          976,545
                                -------------   -------------   -------------   -------------   -------------
Shares used in diluted net
  income per share
  computation.................     15,750,000      15,750,000      15,272,189     15,290,333       17,121,779
                                -------------   -------------   -------------   -------------   -------------
                                -------------   -------------   -------------   -------------   -------------

                             SERENA SOFTWARE, INC.

   FISCAL YEARS ENDED JANUARY 31, 1996, 1997, AND 1998 AND NINE MONTHS ENDED
                           OCTOBER 31, 1997 AND 1998



                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                         OCTOBER 31, 1997 IS UNAUDITED)


(5)  INCOME TAXES

    Income taxes are as follows:

                                                  FISCAL YEAR ENDED JANUARY 31,
                                          ---------------------------------------------
                                              1996            1997            1998
                                          -------------   -------------   -------------
Current:
  Federal...............................  $     114,504   $     267,376   $   3,135,927
  State.................................          1,279           3,171         554,436
  Foreign...............................          1,864           5,577          26,003
                                          -------------   -------------   -------------
                                                117,647         276,124       3,716,366
                                          -------------   -------------   -------------
Deferred:
  Federal...............................        (22,765)         (9,427)       (361,220)
  State.................................        (29,906)          8,433        (101,656)
  Foreign...............................          1,242           3,202              --
                                          -------------   -------------   -------------
                                                (51,429)          2,208        (462,876)
                                          -------------   -------------   -------------
    Total income taxes..................  $      66,218   $     278,332   $   3,253,490
                                          -------------   -------------   -------------
                                          -------------   -------------   -------------

        The Company's effective tax rate differs from the statutory federal income tax rate of 34% primarily due to the following:


                                                  FISCAL YEAR ENDED JANUARY 31,
                                          ---------------------------------------------
                                              1996            1997            1998
                                          -------------   -------------   -------------
Tax expense at federal statutory rate...  $     116,863   $     387,839   $   2,724,974
Research and experimentation credit.....        (52,836)       (158,663)       (233,996)
State tax, net of federal benefit.......        (18,894)          7,659         298,833
Foreign sales corporation benefit.......             --              --         (53,208)
Nondeductible stock-based
    compensation........................             --              --         299,132
Other...................................         21,085          41,497         217,755
                                          -------------   -------------   -------------
    Total income taxes..................  $      66,218   $     278,332   $   3,253,490
                                          -------------   -------------   -------------
                                          -------------   -------------   -------------



        Undistributed earnings of foreign subsidiaries for which U.S. income taxes have not been provided were immaterial during all periods presented.

                             SERENA SOFTWARE, INC.

   FISCAL YEARS ENDED JANUARY 31, 1996, 1997, AND 1998 AND NINE MONTHS ENDED
                           OCTOBER 31, 1997 AND 1998



                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                         OCTOBER 31, 1997 IS UNAUDITED)


(5)  INCOME TAXES (CONTINUED)
        The Company's net deferred tax assets are summarized as follows:

                                                           JANUARY 31,
                                          ---------------------------------------------
                                              1996            1997            1998
                                          -------------   -------------   -------------
Deferred tax assets:
    Allowance for doubtful accounts.....  $          --   $          --   $      83,143
    Accrued expenses....................             --              --         321,911
    Cash to accrual adjustments.........        213,833         234,525         274,643
    State taxes.........................             --              --         111,608
    Other...............................         93,197          70,297          24,411
                                          -------------   -------------   -------------
        Total deferred tax asset........        307,030         304,822         815,716
Deferred tax liability--property and
  equipment.............................             --              --         (48,018)
                                          -------------   -------------   -------------
    Net deferred tax asset..............  $     307,030   $     304,822   $     767,698
                                          -------------   -------------   -------------
                                          -------------   -------------   -------------

        Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

(6)  EMPLOYEE BENEFIT PLANS

    (a)  RETIREMENT PLAN


        The Company has a defined contribution retirement plan for all eligible employees. Participants may make contributions to the plan in accordance with provisions of the plan. The Company may make discretionary contributions to the plan. For the years ended January 31, 1996, 1997, and 1998 and the nine months ended October 31, 1998, the Company made contributions of $98,554, $196,329, $285,486, and $282,027, respectively. Such contributions generally vest over six years.


    (b)  STOCK OPTION PLAN

        In October 1997, the Company's Board of Directors approved the Company's 1997 Stock Option and Incentive Plan (the Plan). The Plan allows for grants to officers, directors and employees of the Company incentive stock options, nonqualified stock options and restricted stock. Options are generally granted for a 10-year term (5 years if the employee is more than a 10% shareholder) and generally vest over 4 years. Options are generally granted at fair market value (110% of fair market value if optionee is a more than a 10% shareholder), as determined by the Board of Directors. Restricted stock may be granted pursuant to the Plan, as evidenced by agreement and determined by the Board of Directors.

        The Plan automatically terminates in September 2007. Each option and award granted under the Plan will remain in effect until such option or award has been satisfied by the issuance of shares or terminated in accordance with its terms and the terms of the Plan.

                             SERENA SOFTWARE, INC.

   FISCAL YEARS ENDED JANUARY 31, 1996, 1997, AND 1998 AND NINE MONTHS ENDED
                           OCTOBER 31, 1997 AND 1998



                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                         OCTOBER 31, 1997 IS UNAUDITED)


(6)  EMPLOYEE BENEFIT PLANS (CONTINUED)
        Stock option activity under the Plan is as follows:


                                                                                         WEIGHTED-AVERAGE
                                             SHARES                       WEIGHTED-        GRANT DATE
                                          AVAILABLE FOR     OPTIONS        AVERAGE         FAIR VALUE
                                              GRANT       OUTSTANDING   EXERCISE PRICE     PER SHARE
                                          -------------   -----------   --------------   --------------
Shares reserved.........................    3,375,000            --
Restricted stock issued--Note 4(c)......   (1,840,500)           --
Granted with an exercise price below the
  fair value of common stock............     (204,750)      204,750         $1.00            $3.00
                                          -------------   -----------
Balances as of January 31, 1998.........    1,329,750       204,750          1.00             3.00
Authorized..............................      675,000            --
Restricted stock issued--Note 4(c)......      (56,250)           --
Granted with an exercise price below the
  fair value of common stock............     (101,250)      101,250          1.54             4.11
Granted with an exercise price equal to
  the fair value of common stock........     (573,360)      573,360          4.68             4.68
Cancelled...............................       78,750       (78,750)         2.06
                                          -------------   -----------
Balances as of October 31, 1998.........    1,352,640       800,610          3.60
                                          -------------   -----------
                                          -------------   -----------



        In connection with options granted in January 1998, the Company has recorded deferred stock-based compensation of $297,000 representing the difference between the exercise price and the fair value of the Company's common stock at the date of grant. An additional $260,000 of deferred stock-based compensation was recorded for options issued during the nine months ended October 31, 1998. The amount is being amortized over the vesting period of the individual options, generally 4 years. Stock-based compensation related to options to purchase common stock of $14,575 and $227,406 was recognized during the fiscal year ended January 31, 1998 and nine months ended October 31, 1998, respectively.



        Had compensation expense for the Company's stock-based compensation plans, including the restricted stock discussed in Note 4(c), been determined consistent with SFAS No. 123 using the minimum value option-pricing model, the Company's net income in fiscal 1998 or for the nine-months ended October 31, 1998 would not have been materially affected. Assumptions used for fiscal 1998 and the nine-months ended October 31, 1998 were as follows: no expected dividends; an average risk-free interest rate of 5.9%; and an average expected restricted stock or option term of 4.5 years. As of January 31, 1998 and October 31, 1998, the weighted average exercise price and weighted-average remaining contractual life of outstanding options was $1.00 and 4.4 years and $3.60 and 4.1 years, respectively. As of January 31, 1998 and October 31, 1998, none of the outstanding options were exercisable. The weighted-average fair value of options granted in fiscal 1998 and the nine-months ended October 31, 1998 was $2.00 and $0.64 per share, respectively.

                             SERENA SOFTWARE, INC.

   FISCAL YEARS ENDED JANUARY 31, 1996, 1997, AND 1998 AND NINE MONTHS ENDED
                           OCTOBER 31, 1997 AND 1998



                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                         OCTOBER 31, 1997 IS UNAUDITED)


(7)  COMMITMENTS

    (a)  LEASES


        The Company has remaining noncancelable operating lease agreements for office space that expire in 2001 and 2002. Minimum lease payments for the five succeeding years as of October 31, 1998, are as follows:



FISCAL YEAR ENDING JANUARY 31,
----------------------------------------
1999....................................  $     149,525
2000....................................        602,415
2001....................................        597,085
2002....................................        681,517
2003....................................        379,880
                                          -------------
                                          $   2,410,422
                                          -------------
                                          -------------



        Rent expense was $261,766, $357,262, $454,087, and $461,062 for the
        fiscal years ended January 31, 1996, 1997, and 1998 and the nine months ended October 31, 1998, respectively.


    (b)  LICENSING AND OTHER AGREEMENTS

        The Company has commitments under licensing agreements that provide for royalty payments based on revenues of certain products. For the fiscal years ended January 31, 1996, 1997, and 1998, the Company's royalty expense under these license agreements was $1,276,843, $1,425,918, and $2,075,083, respectively.

        The Company had a Marketing Agreement with Sterling Software, Inc. (Sterling). Pursuant to the Marketing Agreement, Sterling was granted the exclusive right to market and sell the Company's COMPAREX software product and was obligated to pay the Company a royalty of 50% of all license and maintenance revenues. Pursuant to a Termination Agreement dated September 20, 1995, Sterling forfeited all rights relating to the Company's COMPAREX software product. The Company was obligated to pay Sterling a certain percentage of maintenance revenues related to maintenance agreement renewals for existing Sterling customers through September 1996. In addition, pursuant to an amended Termination Agreement, dated September 30, 1996, the Company paid Sterling $1,250,000, representing payment in full for all maintenance renewals in lieu of any further payments, as set forth in the original Termination Agreement. The Company recorded the termination payment as a cost of revenue in the year ended January 31, 1997.


        The Company had a Marketing Agreement with Optima Software, Inc. (Optima). The principal stockholder of the Company owned 15% of the capital stock of Optima. Pursuant to the Marketing Agreement, the Company granted the exclusive right within most jurisdictions to market and sell SERENA's CHANGE MAN software product to Optima. The Company was entitled to royalties of 40% and 75% upon initial sales of software licenses and maintenance and renewal maintenance, respectively. For the years ended January 31, 1996, 1997, 1998 and the nine months

                             SERENA SOFTWARE, INC.

   FISCAL YEARS ENDED JANUARY 31, 1996, 1997, AND 1998 AND NINE MONTHS ENDED
                           OCTOBER 31, 1997 AND 1998



                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                         OCTOBER 31, 1997 IS UNAUDITED)


(7)  COMMITMENTS (CONTINUED)

       ended October 31, 1998, revenues under this license agreement were $3,899,629, $5,745,242, $9,667,375, and $6,823,225, respectively.



        The Company's U.K. subsidiary (Serena-UK) had a reseller agreement with Optima. Pursuant to the agreement, Serena-UK has a non-exclusive right to market and license CHANGE MAN to end users in the U.K. Serena-UK was required to pay a royalty of 30% for all new license agreements and 50% for all maintenance renewals sold under the terms of the agreement.



        Royalty expense associated with the agreement totaled $25,169, $17,039, $203,804, and $317,578 for the fiscal years ended January 31, 1996, 1997, and 1998 and the nine months ended October 31, 1998, respectively.


(8)  DUE FROM PRINCIPAL STOCKHOLDER


        In March 1996, the Company advanced $250,000 to its principal stockholder and received an unsecured promissory note to be paid in three equal annual installments of principal and interest on March 15, 1997, March 15, 1998, and March 15, 1999, with a stated interest rate of 10% per annum. As of January 31, 1997 and 1998 and October 31, 1998, $272,969, $189,905 and $608,379, respectively, of principal and accrued interest was outstanding.


        In November 1996, the Company advanced $500,000 to its principal stockholder in exchange for an unsecured promissory note due upon the earlier of the sale of his residence or November 13, 1997, with a stated interest rate of 10% per annum. As of January 31, 1997, $510,883 of principal and accrued interest was outstanding. Principal and accrued interest was paid in full during fiscal 1998.

        In July 1998, the Company advanced $600,000 to its principal stockholder in exchange for a promissory note secured by shares of the Company's common stock. The loan accrues interest at 5.56%. The principal and interest are due and payable in three equal installments of $222,641 payable on the annual anniversary of the funding of the loan.


        Interest income on amounts due from the principal stockholder was $33,852, $35,769 and $16,410 for fiscal 1997 and 1998 and the nine months ended October 31, 1998, respectively.



(9)  ACQUISITION



        On September 25, 1998, the Company acquired Optima, the primary distributor of the Company's CHANGE MAN software product. Optima will function as a wholly-owned subsidiary of the Company. The acquisition was accounted for using the purchase method of accounting, and accordingly, the results of operations of Optima have been included in the Company's consolidated financial statements from September 25, 1998. The Company acquired all of the outstanding shares of Optima in exchange for the issuance of 3,187,500 shares of the Company's common

                             SERENA SOFTWARE, INC.

   FISCAL YEARS ENDED JANUARY 31, 1996, 1997, AND 1998 AND NINE MONTHS ENDED
                           OCTOBER 31, 1997 AND 1998



                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                         OCTOBER 31, 1997 IS UNAUDITED)



(9)  ACQUISITION (CONTINUED)


       stock valued at $5.00 per share. The transaction was valued at approximately $15.9 million and the allocation of the purchase price was as follows:



Net tangible liabilities.......................................  $ (251,355)
Work-force-in-place............................................     300,000
Noncompete agreement...........................................     200,000
Goodwill.......................................................  15,688,855
                                                                 ----------
    Total purchase price.......................................  $15,937,500
                                                                 ----------
                                                                 ----------



        Work-force-in-place, consisting principally of Optima's sales force, was valued on a replacement cost basis and will be amortized over a six-month period, the period of time the Company estimates would be required to hire, train, and achieve full productivity for a replacement work force. The noncompete agreement was entered into with an Optima officer and founder who will not continue with the combined company. The noncompete agreement was valued based on his anticipated salary and benefits for the period of the agreement and will be amortized over the one-year term of the agreement. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired and will be amortized over 15 years.



        Summary unaudited proforma information giving effect to the acquisition of Optima as if it had occurred on February 1, 1997 follows:



                                                          NINE MONTHS ENDED OCTOBER 31,
                                           YEAR ENDED
                                           JANUARY 31,    -----------------------------
                                              1998            1997            1998
                                          -------------   -------------   -------------
                                                         (IN THOUSANDS)
Revenue.................................  $     41,315    $      26,013   $      36,899
Net income..............................         3,819            2,205           4,962
Basic net income per share..............          0.21             0.12            0.26
Diluted net income per share............          0.21             0.12            0.25

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders

Optima Software, Inc.

        We have audited the accompanying balance sheets of Optima Software, Inc. as of December 31, 1996 and 1997, and the related statements of income and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optima Software, Inc. as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Mountain View, California
October 16, 1998

                             OPTIMA SOFTWARE, INC.

                                 BALANCE SHEETS

                                                                                DECEMBER 31,
                                                                         --------------------------
                                                                             1996          1997      JUNE 30, 1998
                                                                         ------------  ------------  -------------
                                                                                                      (UNAUDITED)
                                                      ASSETS

Current assets:
  Cash and cash equivalents............................................  $  1,645,467  $  1,439,613   $ 3,408,156
  Accounts receivable..................................................     2,993,583     5,513,058     3,928,437
  Prepaid expenses and other current assets............................         3,874        43,982        79,633
                                                                         ------------  ------------  -------------
    Total current assets...............................................     4,642,924     6,996,653     7,416,226

Property and equipment, net............................................        43,229       122,679       142,884
Other assets...........................................................        88,886       121,807       177,087
                                                                         ------------  ------------  -------------
                                                                         $  4,775,039  $  7,241,139   $ 7,736,197
                                                                         ------------  ------------  -------------
                                                                         ------------  ------------  -------------

                                       LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities--accounts payable and accrued expenses.............  $  2,035,853  $  3,347,135   $ 2,948,003
                                                                         ------------  ------------  -------------
Commitments

Shareholders' equity:
  Common stock, no par value; 1,000 shares authorized, issued and
    outstanding in 1996 and 1997.......................................       130,000       130,000       130,000
  Retained earnings....................................................     2,609,186     3,764,004     4,658,194
                                                                         ------------  ------------  -------------
    Total shareholders' equity.........................................     2,739,186     3,894,004     4,788,194
                                                                         ------------  ------------  -------------
                                                                         $  4,775,039  $  7,241,139   $ 7,736,197
                                                                         ------------  ------------  -------------
                                                                         ------------  ------------  -------------

                See accompanying notes to financial statements.

                             OPTIMA SOFTWARE, INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                                          SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                     JUNE 30,
                                         ------------------------------------------  ---------------------------
                                             1995          1996           1997           1997          1998
                                         ------------  -------------  -------------  ------------  -------------
                                                                                             (UNAUDITED)
Revenue:
  Distributed software products........  $  7,076,889  $  11,007,066  $  16,946,652  $  6,937,020  $   9,185,549
  Professional services................       944,102      1,703,178      3,612,152     1,489,881      2,319,781
                                         ------------  -------------  -------------  ------------  -------------
    Total revenue......................     8,020,991     12,710,244     20,558,804     8,426,901     11,505,330
                                         ------------  -------------  -------------  ------------  -------------
Operating expenses:
  Cost of revenue......................     4,810,550      7,195,065     11,419,924     4,686,240      7,052,261
  Sales and marketing..................     1,497,113      2,224,703      3,650,997     1,398,726      1,228,303
  General and administrative...........       946,244      1,404,149      2,281,320       917,727        494,486
                                         ------------  -------------  -------------  ------------  -------------
    Total operating expenses...........     7,253,907     10,823,917     17,352,241     7,002,693      8,775,050
                                         ------------  -------------  -------------  ------------  -------------
    Operating income...................       767,084      1,886,327      3,206,563     1,424,208      2,730,280
Interest and other income, net.........         5,041         87,755        139,387        40,661         76,544
                                         ------------  -------------  -------------  ------------  -------------
    Income before income taxes.........       772,125      1,974,082      3,345,950     1,464,869      2,806,824
Income taxes...........................        31,219         81,757        186,132       106,308        103,301
                                         ------------  -------------  -------------  ------------  -------------
    Net income.........................       740,906      1,892,325      3,159,818     1,358,561      2,703,523
Retained earnings at beginning of
  period...............................       494,017        829,445      2,609,186     2,609,186      3,764,004
Dividends paid.........................      (405,478)      (112,584)    (2,005,000)   (1,355,000)    (1,809,333)
                                         ------------  -------------  -------------  ------------  -------------
Retained earnings at end of period.....  $    829,445  $   2,609,186  $   3,764,004  $  2,612,747  $   4,658,194
                                         ------------  -------------  -------------  ------------  -------------
                                         ------------  -------------  -------------  ------------  -------------
Unaudited pro forma information:
  Income before income taxes, as
    reported...........................       772,125      1,974,082      3,345,950     1,464,869      2,806,824
  Pro forma income taxes...............       321,192        849,419      1,424,973       623,858      1,192,900
                                         ------------  -------------  -------------  ------------  -------------
    Pro forma net income...............  $    450,933  $   1,124,663  $   1,920,977  $    841,011  $   1,613,924
                                         ------------  -------------  -------------  ------------  -------------
                                         ------------  -------------  -------------  ------------  -------------

                See accompanying notes to financial statements.

                             OPTIMA SOFTWARE, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                         SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                   JUNE 30,
                                            --------------------------------------  --------------------------
                                               1995         1996          1997          1997          1998
                                            ----------  ------------  ------------  ------------  ------------
                                                                                           (UNAUDITED)
Cash flows from operating activities:
  Net income..............................  $  740,906  $  1,892,325  $  3,159,818  $  1,358,561  $  2,703,523
  Adjustment to reconcile net income to
    net cash provided by operating
    activities:
    Depreciation..........................      40,537        47,403        43,949        21,833        21,596
    Changes in operating assets and
      liabilities:
      Accounts receivable.................    (719,057)   (1,082,937)   (2,519,475)     (308,189)    1,584,621
      Prepaid expenses and other assets...     (10,053)       (1,470)      (31,841)      (19,276)      (90,301)
      Accounts payable and accrued
        expenses..........................     322,129       561,020     1,311,282       655,989      (399,132)
      Deferred revenues...................      50,000       (50,000)           --        57,253            --
                                            ----------  ------------  ------------  ------------  ------------
        Net cash provided by operating
          activities......................     424,462     1,366,341     1,963,733     1,766,171     3,820,307
                                            ----------  ------------  ------------  ------------  ------------
Cash flows used in investing activities:
  Purchase of property and equipment......     (52,380)      (33,882)     (123,399)      (20,224)      (41,801)
  Issuance of notes receivable............          --            --       (41,188)           --          (630)
  Payment of notes due from shareholder...     (92,528)     (144,003)           --            --            --
                                            ----------  ------------  ------------  ------------  ------------
        Net cash used in investing
          activities......................    (144,908)     (177,885)     (164,587)      (20,224)      (42,431)
                                            ----------  ------------  ------------  ------------  ------------
Cash flows from financing activities--
  payment of dividends....................    (405,478)     (112,584)   (2,005,000)   (1,355,000)   (1,809,333)
                                            ----------  ------------  ------------  ------------  ------------
Net change in cash and cash equivalents...    (125,924)    1,075,872      (205,854)      390,947     1,968,543
Cash and cash equivalents at beginning of
  period..................................     695,519       569,595     1,645,467     1,645,467     1,439,613
                                            ----------  ------------  ------------  ------------  ------------
Cash and cash equivalents at end of
  period..................................  $  569,595  $  1,645,467  $  1,439,613  $  2,036,414  $  3,408,156
                                            ----------  ------------  ------------  ------------  ------------
                                            ----------  ------------  ------------  ------------  ------------
  Supplemental disclosures of cash flow
    information--income taxes paid........  $   15,862  $     80,163  $    181,535  $    106,308  $    103,301
                                            ----------  ------------  ------------  ------------  ------------
                                            ----------  ------------  ------------  ------------  ------------

                See accompanying notes to financial statements.

                             OPTIMA SOFTWARE, INC.

                         NOTES TO FINANCIAL STATEMENTS

               YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997 AND
                    SIX MONTHS ENDED JUNE 30, 1997 AND 1998

      (INFORMATION AS OF JUNE 30, 1998 AND FOR THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)

(1)  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a)  DESCRIPTION OF BUSINESS

       Optima Software, Inc. (the "Company") is the primary distributor of SERENA Software, Inc.'s ("SERENA") CHANGE MAN product. Its principal markets are North America, Europe, and Asia. Foreign sales represented approximately 13%, 12%, and 14% of revenue for the years ended December 31, 1995, 1996, and 1997, respectively.

    (b)  CASH AND CASH EQUIVALENTS

       The Company considers all highly liquid investments purchased with remaining maturities of three months or less at the date of purchase to be cash equivalents. As of December 31, 1996 and 1997, cash equivalents consisted of treasury bills and money market funds.

    (c)  PROPERTY AND EQUIPMENT

       Property and equipment are stated at cost and are depreciated using the double-declining balance method over the estimated useful lives of the assets, generally three to seven years. Recoverability of property and equipment is measured by comparing its carrying amount to the future net cash flows expected to be generated. If such assets are considered to be impaired, the impairment recognized is measured as the difference between the carrying amount of the property and equipment and its fair value. To date, the Company has made no adjustments to the carrying values of its long-lived assets.

    (d)  FAIR VALUE OF FINANCIAL INSTRUMENTS

       The fair value of the Company's cash and cash equivalents, accounts receivable, and accounts payable approximate their respective carrying amounts.

    (e)  USE OF ESTIMATES

       The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (f)  REVENUE RECOGNITION

       Revenue from the resale of software licenses and maintenance is recognized upon receipt and acceptance of a signed contract and delivery of the software, provided the fee is fixed and determinable, collectibility of the revenue is probable and the arrangement does not involve significant customization of the software. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period, as defined in the applicable software license agreement. Maintenance is provided by the licensor and the Company does not incur any costs, other than the royalty paid to the licensor, associated with the performance of maintenance contracts.

                             OPTIMA SOFTWARE, INC.

               YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997 AND
                    SIX MONTHS ENDED JUNE 30, 1997 AND 1998

      (INFORMATION AS OF JUNE 30, 1998 AND FOR THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
       Professional services revenue includes fees derived from the delivery of training, installation, and consulting services. Revenue from training, installation, and consulting services is recognized as the related services are performed. Deferred revenue represents payments received by the Company in advance of product delivery or service performance.

    (g)  INCOME TAXES

       The Company has elected to be taxed for Federal and state income tax purposes as a Subchapter S corporation under the Internal Revenue Code of 1986, as amended, and under certain comparable state tax laws. As a result, earnings are taxed directly to the Company's shareholders at applicable Federal and state income tax rates. Unaudited pro forma information has been included in the statements of income and retained earnings and the notes to financial statements setting forth income taxes and net income as if the Company had been fully subject to tax during the periods presented.

    (h)  CONCENTRATIONS OF CREDIT RISK

       Financial instruments, potentially subjecting the Company to concentrations of credit risk, consist primarily of temporary cash investments and accounts receivable. The Company places its temporary cash investments with two major financial institutions. The Company maintains an allowance as needed for potential credit losses on customer accounts. Credit losses have not been significant during all periods presented.

(2)  PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                              DECEMBER 31,
                                                          --------------------
                                                            1996       1997
                                                          ---------  ---------
Computers and equipment.................................  $ 120,029  $ 167,403
Furniture and fixtures..................................     43,078     97,688
Automobiles.............................................     21,863     21,863
                                                          ---------  ---------
                                                            184,970    286,954
Less accumulated depreciation...........................    141,741    164,275
                                                          ---------  ---------
                                                          $  43,229  $ 122,679
                                                          ---------  ---------
                                                          ---------  ---------

                             OPTIMA SOFTWARE, INC.

               YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997 AND
                    SIX MONTHS ENDED JUNE 30, 1997 AND 1998

      (INFORMATION AS OF JUNE 30, 1998 AND FOR THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)

(3)  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

    Accounts payable and accrued expenses consists of the following:

                                                  DECEMBER 31,
                                          -----------------------------
                                              1996            1997
                                          -------------   -------------
Commissions.............................  $     203,437   $     592,101
Royalties...............................      1,522,429       2,333,249
Other...................................        309,987         421,785
                                          -------------   -------------
                                          $   2,035,853   $   3,347,135
                                          -------------   -------------
                                          -------------   -------------

(4)  INCOME TAXES

    The Company has elected to be taxed as a Subchapter S corporation for Federal and certain state income tax purposes, whereby income is taxed to the individual shareholders. California imposes a 1.5% minimum franchise tax on Subchapter S corporations. Accordingly, only state income tax has been provided for in the accompanying financial statements. The following table sets forth income taxes on a pro forma basis as if the Company had been a C corporation during the periods presented.

                                                                YEAR ENDED DECEMBER 31,
                                                          ------------------------------------
                                                             1995        1996         1997
                                                          ----------  ----------  ------------
                                                                      (UNAUDITED)
Pro forma income taxes:
  Current
    Federal.............................................  $  288,055  $  724,939  $  1,283,473
    State...............................................      71,054     177,201       305,413
                                                          ----------  ----------  ------------
      Total current.....................................     359,109     902,140     1,588,886
                                                          ----------  ----------  ------------
  Deferred
    Federal.............................................  $  (33,493) $  (48,406) $   (137,936)
    State...............................................      (4,424)     (4,315)      (25,977)
                                                          ----------  ----------  ------------
      Total deferred....................................     (37,917)    (52,721)     (163,913)
                                                          ----------  ----------  ------------
      Total pro forma income taxes......................  $  321,192  $  849,419  $  1,424,973
                                                          ----------  ----------  ------------
                                                          ----------  ----------  ------------

                             OPTIMA SOFTWARE, INC.

               YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997 AND
                    SIX MONTHS ENDED JUNE 30, 1997 AND 1998

      (INFORMATION AS OF JUNE 30, 1998 AND FOR THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)

(4)  INCOME TAXES (CONTINUED)
    The following tabulation reconciles the expected pro forma federal income tax expense (computed by multiplying the Company's income before taxes by 34%) to the Company's unaudited pro forma income tax expense for the periods presented:

                                                                          YEAR ENDED DECEMBER 31,
                                                                    ------------------------------------
                                                                       1995        1996         1997
                                                                    ----------  ----------  ------------
                                                                                (UNAUDITED)
Expected pro forma income tax expense.............................  $  262,523  $  671,188  $  1,137,623
State income taxes, net of federal tax effect.....................      66,066     168,868       277,433
Other.............................................................      (7,397)      9,363         9,917
                                                                    ----------  ----------  ------------
                                                                    $  321,192  $  849,419  $  1,424,973
                                                                    ----------  ----------  ------------
                                                                    ----------  ----------  ------------

    The tax effects of temporary differences that give rise to significant portions of the unaudited pro forma deferred tax assets and deferred tax liabilities as of December 31, 1995, 1996 and 1997 are presented below:

                                                                            YEAR ENDED DECEMBER 31,
                                                                        --------------------------------
                                                                          1995       1996        1997
                                                                        ---------  ---------  ----------
                                                                                  (UNAUDITED)
Pro forma deferred tax assets:
  Property and equipment, principally due to differences in
    depreciation......................................................  $   1,053  $   1,096  $      998
  Reserves and accruals...............................................     16,278     37,752     172,353
  State income taxes..................................................     20,586     51,790      81,200
                                                                        ---------  ---------  ----------
    Total deferred tax assets.........................................  $  37,917  $  90,638  $  254,551
                                                                        ---------  ---------  ----------
                                                                        ---------  ---------  ----------

(5)  EMPLOYEE BENEFIT PLANS

    RETIREMENT PLAN

    The Company has a defined contribution retirement plan for all eligible employees. Participants may make contributions to the plan in accordance with provisions of the plan. The Company may make discretionary contributions to the plan. For the years ended December 31, 1995, 1996, and 1997, the Company made contributions of $100,141, $116,023, and $183,493, respectively. Such contributions generally vest over six years.

                             OPTIMA SOFTWARE, INC.

               YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997 AND
                    SIX MONTHS ENDED JUNE 30, 1997 AND 1998

      (INFORMATION AS OF JUNE 30, 1998 AND FOR THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)

(6)  COMMITMENTS

    (a)  LEASES

       The Company has a noncancelable operating lease agreement for office space that expires in 2002. Minimum lease payments for the five succeeding years are as follows:

YEAR ENDING DECEMBER 31,
------------------------------------------------------------------
1998..............................................................  $ 143,664
1999..............................................................    143,664
2000..............................................................    150,672
2001..............................................................    150,672
2002..............................................................    113,004
                                                                    ---------
                                                                    $ 701,676
                                                                    ---------
                                                                    ---------

       Rent expense was $78,727, $89,833, $91,646 and for the years ended December 31, 1995, 1996, and 1997, respectively.

    (b)  LICENSING AND OTHER AGREEMENTS


       The Company has a Marketing Agreement with SERENA. The principal stockholder of SERENA owns 15% of the capital stock of the Company. Pursuant to the Marketing Agreement, the Company was granted the exclusive right to market and sell SERENA's CHANGE MAN software product in most jurisdictions. SERENA is entitled to royalties of 40% and 75% upon initial sales of software licenses and maintenance and renewal maintenance, respectively. For the years ended December 31, 1995, 1996, and 1997, royalties under this license agreement were $3,809,276, $5,856,783, and $9,088,801, respectively.



       In January 1994, the Company entered into a reseller agreement with Serena International, Ltd, U.K. (Serena-UK). Pursuant to the agreement, Serena-UK has a non-exclusive right to market and license CHANGE MAN to end users in the U.K. Serena-UK shall pay a royalty of 30% for all new license agreements and 50% for all maintenance renewals sold under the terms of the agreement.



       Amounts received pursuant to the agreement totaled $25,169, $17,039, and $148,894 for the fiscal years ended January 31, 1996, 1997, and 1998.


(7)  SUBSEQUENT EVENT

    On September 25, 1998, SERENA acquired all of the outstanding shares of the Company in exchange for 3,187,500 shares of SERENA's common stock.

               PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME



        The unaudited pro forma condensed combined statements of income presented below are derived from the historical consolidated financial statements of SERENA Software, Inc. ("SERENA") and Optima Software, Inc. ("Optima"). The unaudited pro forma condensed combined statements of income for the fiscal year ended January 31, 1998, and for the nine months ended October 31, 1998, give effect to the acquisition of Optima as if it had occurred on February 1, 1997. For purposes of the unaudited pro forma condensed combined statements of income for the fiscal year ended January 31, 1998, SERENA's results of operations for such period have been combined with Optima's results of operations for the year ended December 31, 1997. The unaudited pro forma condensed combined statements of income for the nine months ended October 31, 1998, combine both SERENA's and Optima's results of operations for such period.


        The unaudited pro forma condensed combined financial statements give effect to the acquisition under the purchase method of accounting. The fair value of the consideration paid has been allocated to the assets and liabilities acquired based upon the fair values of such assets at the date of acquisition and may be revised for a period of up to one year from the date of acquisition. The preliminary estimates and assumptions as to the value of the assets and liabilities of Optima to the combined company is based upon information available at the date of preparation of these unaudited pro forma condensed combined financial statements, and will be adjusted upon final allocation of purchase price within one year from the acquisition date. The items awaiting final allocation include noncurrent asset valuations and certain valuation allowances and accruals. It is anticipated, however, that the final allocation of the purchase price will not differ materially from the preliminary allocation.

        The unaudited pro forma condensed combined financial statements do not purport to represent what SERENA's results of operations or financial condition would have actually been or what operations would be if the transactions that give rise to the pro forma adjustments had occurred on the dates assumed and are not indicative of future results. The unaudited pro forma condensed combined financial statements below should be read in conjunction with the historical consolidated financial statements and related notes thereto of SERENA and Optima included elsewhere herein.

                             SERENA SOFTWARE, INC.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                       FISCAL YEAR ENDED JANUARY 31, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                        HISTORICAL
                                     ----------------    PRO FORMA        PRO FORMA
                                     SERENA   OPTIMA    ADJUSTMENTS       COMBINED
                                     -------  -------  -------------      ---------
Revenue:
  Software licenses................  $17,839  $16,946  $ (4,690)(1)        $22,962
                                                           (204)(2)
                                                         (6,929)(3)
  Maintenance......................  12,258       --        433(3)          12,691
  Professional services............   2,050    3,612                         5,662
                                     -------  -------  -------------      ---------
    Total revenue..................  32,147   20,558    (11,390)            41,315
                                     -------  -------  -------------      ---------
Cost of revenue:
  Software licenses................   1,087    8,981     (9,044)(1)          1,024
  Maintenance......................   4,009       --                         4,009
  Professional services............   1,717    2,439                         4,156
                                     -------  -------  -------------      ---------
    Total cost of revenue..........   6,813   11,420     (9,044)             9,189
                                     -------  -------  -------------      ---------
  Gross profit.....................  25,334    9,138     (2,346)            32,126
                                     -------  -------  -------------      ---------
Operating expenses:
  Sales and marketing..............   7,947    3,651       (204)(2)         11,394
  Research and development.........   5,518       --                         5,518
  General and administrative.......   3,296    2,281                         5,577
  Stock-based compensation.........     880       --                           880
  Amortization of intangible             --       --      1,546(5)           1,546
    assets.........................
                                     -------  -------  -------------      ---------
    Total operating expenses.......  17,641    5,932      1,342             24,915
                                     -------  -------  -------------      ---------
    Operating income...............   7,693    3,206     (3,688)             7,211
Other income, net..................     321      140       (251)(6)            210
                                     -------  -------  -------------      ---------
    Income before income taxes.....   8,014    3,346     (3,939)             7,421
Income taxes.......................   3,253      186        163(7)           3,602
                                     -------  -------  -------------      ---------
    Net income.....................  $4,761   $3,160   $ (4,102)           $ 3,819
                                     -------  -------  -------------      ---------
                                     -------  -------  -------------      ---------
Net income per share:
  Basic............................  $ 0.31                                $  0.21
                                     -------                              ---------
                                     -------                              ---------
  Diluted..........................  $ 0.31                                $  0.21
                                     -------                              ---------
                                     -------                              ---------
Shares used to compute net income
  per share:
  Basic............................  15,248                                 18,436
                                     -------                              ---------
                                     -------                              ---------
  Diluted..........................  15,272                                 18,460
                                     -------                              ---------
                                     -------                              ---------


  See accompanying notes to pro forma condensed combined financial statements.

                             SERENA SOFTWARE, INC.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME


                       NINE MONTHS ENDED OCTOBER 31, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                         HISTORICAL
                                                  ------------------------    PRO FORMA     PRO FORMA
                                                    SERENA       OPTIMA      ADJUSTMENTS    COMBINED
                                                  -----------  -----------  -------------  -----------
Revenue:
  Software licenses.............................   $  16,685    $   4,066    $  (1,761)(1)  $  18,672
                                                                                  (318)(2)
  Maintenance...................................      12,098        5,341       (4,238)(3)     13,201
  Professional services.........................       2,363        2,663                       5,026
                                                  -----------  -----------  -------------  -----------
    Total revenue...............................      31,146       12,070       (6,317)        36,899
                                                  -----------  -----------  -------------  -----------
Cost of revenue:
  Software licenses.............................       1,266        5,852       (5,584)(1)      1,534
  Maintenance...................................       3,185           --                       3,185
  Professional services.........................       2,057        1,857                       3,914
                                                  -----------  -----------  -------------  -----------
    Total cost of revenue.......................       6,508        7,709       (5,584)         8,633
                                                  -----------  -----------  -------------  -----------
  Gross profit..................................      24,638        4,361         (733)        28,266
                                                  -----------  -----------  -------------  -----------
Operating expenses:
  Sales and marketing...........................       8,956        1,642         (318)(2)     10,280
  Research and development......................       3,220           --                       3,220
  General and administrative....................       2,786          517                       3,303
  Stock-based compensation......................       2,071           --                       2,071
  Amortization of intangible assets.............         154           --          630(5)         784
                                                  -----------  -----------  -------------  -----------
    Total operating expenses....................      17,187        2,159          312         19,658
                                                  -----------  -----------  -------------  -----------
    Operating income............................       7,451        2,202       (1,045)         8,608
Other income, net...............................         571          137         (127)(6)        581
                                                  -----------  -----------  -------------  -----------
    Income before income taxes..................       8,022        2,339       (1,172)         9,189
Income taxes....................................       3,596          129          502(7)       4,227
                                                  -----------  -----------  -------------  -----------
    Net income..................................   $   4,426    $   2,210    $  (1,674)     $   4,962
                                                  -----------  -----------  -------------  -----------
                                                  -----------  -----------  -------------  -----------
Net income per share:
  Basic.........................................   $    0.27                                $    0.26
                                                  -----------                              -----------
                                                  -----------                              -----------
  Diluted.......................................   $    0.26                                $    0.25
                                                  -----------                              -----------
                                                  -----------                              -----------
Shares used to compute net income per share:
  Basic.........................................      16,145                                   18,735
                                                  -----------                              -----------
                                                  -----------                              -----------
  Diluted.......................................      17,122                                   19,712
                                                  -----------                              -----------
                                                  -----------                              -----------


  See accompanying notes to pro forma condensed combined financial statements.

                             SERENA SOFTWARE, INC.


      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME



SUMMARY OF TRANSACTION



        In connection with SERENA's acquisition of Optima, SERENA issued 3,187,500 shares of its own common stock valued at $5.00 per share in exchange for all the outstanding capital stock of Optima.



        The allocation of the purchase price was as follows (in thousands):



Allocation of purchase price:
  Net tangible liabilities.........................................  $    (251)
  Work-force-in-place(a)...........................................        300
  Noncompete agreement(b)..........................................        200
  Goodwill(c)......................................................     15,689
                                                                     ---------
    Total purchase price...........................................     15,938
                                                                     ---------
                                                                     ---------


    ----------------------------

    (a) Work-force-in-place, consisting principally of Optima's sales force, was valued on a replacement cost basis and will be amortized over a six-month period, the period of time SERENA estimates would be required to hire, train, and achieve full productivity for a replacement work force.

    (b) The noncompete agreement was entered into with an Optima officer and founder who will not continue with the combined company. The noncompete agreement was valued based on his anticipated salary and benefits for the period of the agreement and will be amortized over the one-year term of the agreement.

    (c) Goodwill represents the excess of the purchase price over the fair value of the net assets acquired and will be amortized over 15 years.


PRO FORMA ADJUSTMENTS



(1) To eliminate intercompany software licence royalty revenue recorded by SERENA and intercompany royalty expense recorded by Optima.



(2) To eliminate Optima's software license revenues against SERENA's royalty expense with respect to certain sales transactions initiated by a foreign subsidiary of SERENA's and to which Optima was entitled royalties.



(3) To conform Optima's revenue recognition policy for maintenance to SERENA's. SERENA initially defers and then recognizes maintenance revenues, including maintenance to be provided to Optima's customers, ratably over the contract term, generally 12 months. Optima recognized maintenance revenue upon receipt and acceptance of a signed contract and delivery of the software, provided the fee is fixed and determinable, collectibility of the revenue is probable and the arrangement does not involve significant customization of the software.

                             SERENA SOFTWARE, INC.

(4) To record the amortization of intangible assets resulting from the allocation of the purchase price as follows:



                                                                YEAR ENDED       NINE MONTHS
                                                                JANUARY 31,   ENDED OCTOBER 31,
                                                                   1998             1998
                                                                -----------  -------------------
Work-force-in-place...........................................   $     300        $      --
Noncompete agreement..........................................         200               --
Goodwill......................................................       1,046              784
                                                                -----------             ---
  Total pro forma combined....................................   $   1,546              784
Less amount recorded in post-acquisition period...............          --              154
                                                                -----------             ---
Pro forma adjustment..........................................   $   1,546        $     630
                                                                -----------             ---
                                                                -----------             ---



(5) To record a reduction in interest income for a $4,750,000 distribution to Optima shareholders declared prior to the acquisition date. Because Optima did not have average cash balances in excess of the distribution during the periods presented, this amount has been computed using a rate of 5.29%, the rate assigned to notes issued to the Optima shareholders for the noncash portion of the distribution subsequently paid by SERENA. This rate exceeds the effective rate earned by SERENA and Optima on average cash balances during the period. The effect of using a more precise rate would be immaterial.



(6) To record income taxes for Optima as if it were a C corporation during the periods presented and for the tax effect of the various pro forma adjustments set forth above. This adjustment is based on a combined effective Federal and state statutory rate of 48.3% and 46.8% during the fiscal year ended January 31, 1998 and six months ended July 31, 1998, respectively.

                   [DESCRIPTION OF INSIDE BACK COVER GRAPHIC]

        A large outer circle and a smaller inner circle comprised of arrows appearing within the larger circle appears at the center of the top-half of the page. The top three-quarters of the larger outer circle has the caption "THE AUTOMATED SOFTWARE LIFE CYCLE" super-imposed on it. The caption "Change Man Move Quality Code Through A Proven Process" appears at the center of the smaller inner circle comprised of arrows. At the one o'clock position of the smaller inner circle comprised of arrows, the caption "validate & audit" is superimposed on an arrow. Moving clock-wise, the caption "freeze test approve" is superimposed on an arrow. Continuing to move clock-wise, the caption "synchronize" is super-imposed on an arrow appearing at the six o'clock position. Still moving clock-wise, the caption "install" is super-imposed on the blunt part of an arrow. The pointed part of the arrow is bent 90 degrees such that the pointed part of the arrow moves beyond the larger outer circle. The caption "backout" is superimposed on the pointed part of the arrow. Resuming the movement clockwise on the inner circle, an arrow with the caption "checkout create" super-imposed on it appears between the nine and the ten o'clock positions. Finally, the caption "develop & stage" is super-imposed on an arrow at the eleven o'clock position of the inner circle.

        The text appearing on the bottom half of the page is as follows: SERENA provides comprehensive SCM products and services for customers to establish an automated infrastructure which manages and controls change throughout the software application life cycle. Change Man, SERENA's flagship product provides:

        - full life cycle management

        - consistent process management

        - high adaptability for fast implementation and control

        - online management of approvals and authorizations

        - management of concurrent development efforts

        - code freezing to prevent further development while testing

        - auditing and automating the back-out of changes

Change Man is a flexible, compatible SCM solution that supports multiple database platforms and integrates easily with existing IT environments by using standard IBM programming languages and working with existing customer security systems, libraries, and inventory lists.

        The above-described graphic and text is super-imposed against a scaled back photographic background of binary number sequences.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                6,000,000 SHARES


                                     [LOGO]

                                  COMMON STOCK


                                ---------------

                                   PROSPECTUS

                                ---------------

                               HAMBRECHT & QUIST

                                    SG COWEN

                           SOUNDVIEW TECHNOLOGY GROUP

                                   ---------


                                          , 1999


                                 --------------

        YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

        NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY SUCH JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE TO THAT JURISDICTION.


        UNTIL            , 1999, ALL DEALERS THAT BUY, SELL OR TRADE IN OUR
COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.


SEC registration fee..............................................  $  21,100
NASD filing fee...................................................      8,090
Nasdaq National Market listing fee................................     95,000
Printing and engraving costs......................................    175,000
Legal fees and expenses...........................................    250,000
Accounting fees and expenses......................................    250,000
Blue Sky fees and expenses........................................      5,000
Transfer Agent and Registrar fees.................................     10,000
Miscellaneous expenses............................................     35,810
                                                                    ---------
  Total...........................................................  $ 850,000
                                                                    ---------
                                                                    ---------


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.


        Article X of SERENA's Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.



        Article VI of SERENA's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of SERENA if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of SERENA, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.



        SERENA has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in SERENA's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


        During the past three years, SERENA has issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and SERENA believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with SERENA, to information about SERENA.

        1. Pursuant to SERENA's Amended and Restated 1997 Stock Option and Incentive Plan, from January 1998 to April 1998, SERENA issued and sold an aggregate of 1,896,750 shares of common stock to certain of its officers and directors.



        2. Pursuant to an Agreement and Plan of Reorganization, dated September 25, 1998, whereby SERENA acquired Optima Software, Inc., the Registrant issued an aggregate of 3,187,500 shares of common stock to the selling stockholders of Optima Software, Inc.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a)  EXHIBITS


   1.1     A          Form of Underwriting Agreement
   3.1     A          Amended and Restated Certificate of Incorporation of SERENA
   3.2     A          Bylaws of SERENA, as currently in effect
   4.1     A          Specimen Common Stock Certificate
   4.2     A          Registration Rights Agreement, dated September 25, 1998, by and among SERENA and certain shareholders of Optima Software Inc. (related to SERENA's acquisition of Optima Software, Inc.)
   5.1     B          Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
  10.1     A          Form of Indemnification Agreement between SERENA and each of its directors and officers
  10.2A    A          Amended and Restated 1997 Stock Option Plan
  10.2B    A          Form of Option Agreement under the Amended and Restated 1997 Stock Option Plan
  10.2C    A          Form of Restricted Stock Purchase Agreement under the Amended and Restated 1997
                        Stock Option Plan
  10.3A    A          1999 Employee Stock Purchase Plan
  10.3B    A          Form of Subscription Agreement under the 1999 Employee Stock Purchase Plan
  10.4A    A          1999 Director Plan
  10.4B    A          Form of Option Agreement under 1999 Director Plan
  10.5     A          Employment Agreement, dated April 18, 1997 between SERENA and Richard A. Doerr
  10.6     A          Employment Agreement, dated June 24, 1980, between SERENA and Douglas D. Troxel
  10.7     A          Employment and Software Distribution Agreement, dated October 28, 1993, between
                        SERENA and A. Bruce Leland (relating to license of proprietary technology)
  10.8     A          Employment Agreement, dated May 18, 1993, between SERENA and Steven Smith
                        (relating to license of proprietary technology)
  10.9     A          Software Agreement, dated July 1, 1991, by and between SERENA and High Power
                        Software, Inc. (relating to joint ownership of technology)
  10.10A   A          Lease Agreement, dated August 15, 1994, between SERENA and Water Front Towers
                        Partners, L.P. (for Burlingame headquarters)
  10.10B   A          Addendum to Lease Agreement (for Burlingame headquarters facility), dated
                        November 21, 1994
  10.10C   A          Second Addendum to Lease Agreement (for Burlingame headquarters) dated November
                        15, 1994
  10.10D   A          Amendment No. 1 to Lease Agreement (for Burlingame headquarters facility) dated
                        May 21, 1996

  10.10E   A          Amendment No. 2 to Lease Agreement (for Burlingame headquarters facility) dated
                        August 24, 1996
  10.10F   A          Amendment No. 3 to Lease Agreement (for Burlingame headquarters facility) dated
                        June 3, 1997
  10.10G   A          Amendment No. 4 to Lease Agreement (for Burlingame headquarters facility) dated
                        June 9, 1998
  10.11    A          Lease Agreement between SERENA and Waterfront Tower Partners, L.P. dated May
                        18, 1998 (for additional space at Burlingame headquarters facility)
  10.12    A          Form of Restricted Stock Purchase Agreement entered into between SERENA and certain of its executive officers
  10.13    A          Secured Promissory Note and Security Agreement between SERENA and Douglas D.
                        Troxel dated July 22, 1998
  16.1     A          Letter regarding change in certifying accountants
  21.1     A          List of Subsidiaries
  23.1     C          Consent of KPMG Peat Marwick LLP, Independent Auditors (see Page S-1)
  23.3     B          Consent of Counsel (included in Exhibit 5.1)
  24.1     A          Power of Attorney
  24.2     C          Power of Attorney (for Jerry T. Ungerman)
  27.1     C          Financial Data Schedule


------------------------


A  Previously filed



B  To be filed by amendment



C  Filed herewith


    (b) FINANCIAL STATEMENT SCHEDULES

        Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS


        SERENA hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.



        Insofar as indemnification by SERENA for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of SERENA pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, SERENA has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by SERENA of expenses incurred or paid by a director, officer, or controlling person of SERENA in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, SERENA will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        SERENA hereby undertakes that:



    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by SERENA pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.


    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act, SERENA Software, Inc. has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burlingame, State of California, on the 8th day of January, 1998.



                                SERENA SOFTWARE, INC.

                                By:  /s/ RICHARD A. DOERR*
                                     -----------------------------------------
                                     Richard A. Doerr, President and Chief
                                         Executive Officer



        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                President, Chief Executive    January 8, 1999
    /s/ RICHARD A. DOERR*       Officer and Director
------------------------------  (Principal Executive
      (Richard A. Doerr)        Officer)

                                Vice President, Finance       January 8, 1999
                                and Administration, Chief
  /s/ ROBERT I. PENDER, JR.     Financial Officer
------------------------------  (Principal Financial and
   (Robert I. Pender, Jr.)      Accounting Officer) and
                                Secretary

    /s/ DOUGLAS D. TROXEL*      Chairman of the Board of      January 8, 1999
------------------------------  Directors and Chief
     (Douglas D. Troxel)        Technology Officer

      /s/ ALAN H. HUNT*
------------------------------  Director                      January 8, 1999
        (Alan H. Hunt)

    /s/ JERRY T. UNGERMAN
------------------------------
     (Jerry T. Ungerman)

  *By: /s/ ROBERT I. PENDER,
             JR.
------------------------------
    Robert I. Pender, Jr.
       Attorney-in-Fact

                   REPORT ON FINANCIAL STATEMENT SCHEDULE AND
                        CONSENT OF INDEPENDENT AUDITORS



The Board of Directors
SERENA Software, Inc.



        The audits referred to in our report dated December 18, 1998, except as to Note 4(b), which is as of January 5, 1999, included the related financial statement schedule as of October 31, 1998, and for each of the years in the three-year period ended January 31, 1998 and for the nine months ended October 31, 1998, included in the registration statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basis consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



        We consent to the use of our reports included herein and to the reference to our firm under the headings "Experts," "Selected Consolidated Financial Data" and "The Offering" in the prospectus.



                                          KPMG PEAT MARWICK LLP


Mountain View, California


January 7, 1999

                                                                     SCHEDULE II

                             SERENA SOFTWARE, INC.

                                 --------------

                       VALUATION AND QUALIFYING ACCOUNTS


                                                        ADDITIONS--
                                           BALANCE AT   CHARGED TO                  BALANCE AT
                                          BEGINNING OF   COSTS AND   DEDUCTIONS--     END OF
DESCRIPTION                                  PERIOD      EXPENSES      WRITEOFFS      PERIOD
----------------------------------------  ------------  -----------  -------------  -----------
Year Ended January 31, 1996:
  Allowance for doubtful accounts.......   $   30,000    $      --     $      --     $  30,000
Year Ended January 31, 1997:
  Allowance for doubtful accounts.......   $   30,000    $      --     $      --     $  30,000
Year Ended January 31, 1998:
  Allowance for doubtful accounts.......   $   30,000    $ 200,000     $ (33,000)    $ 197,000
Nine Months Ended October 31, 1998:
  Allowance for doubtful accounts.......   $  197,000    $ 100,000     $ (16,000)    $ 281,000

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER      NOTES                                      DESCRIPTION
---------  ---------  -------------------------------------------------------------------------------
   1.1     A          Form of Underwriting Agreement
   3.1     A          Amended and Restated Certificate of Incorporation of SERENA
   3.2     A          Bylaws of SERENA, as currently in effect
   4.1     A          Specimen Common Stock Certificate
   4.2     A          Registration Rights Agreement, dated September 25, 1998, by and among SERENA and certain shareholders of Optima Software Inc. (related to SERENA's acquisition of Optima Software, Inc.)
   5.1     B          Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
  10.1     A          Form of Indemnification Agreement between SERENA and each of its directors and officers
  10.2A    A          Amended and Restated 1997 Stock Option Plan
  10.2B    A          Form of Option Agreement under the Amended and Restated 1997 Stock Option Plan
  10.2C    A          Form of Restricted Stock Purchase Agreement under the Amended and Restated 1997
                        Stock Option Plan
  10.3A    A          1999 Employee Stock Purchase Plan
  10.3B    A          Form of Subscription Agreement under the 1999 Employee Stock Purchase Plan
  10.4A    A          1999 Director Plan
  10.4B    A          Form of Option Agreement under 1999 Director Plan
  10.5     A          Employment Agreement, dated April 18, 1997 between SERENA and Richard A. Doerr
  10.6     A          Employment Agreement, dated June 24, 1980, between SERENA and Douglas D. Troxel
  10.7     A          Employment and Software Distribution Agreement, dated October 28, 1993, between
                        SERENA and A. Bruce Leland (relating to license of proprietary technology)
  10.8     A          Employment Agreement, dated May 18, 1993, between SERENA and Steven Smith
                        (relating to license of proprietary technology)
  10.9     A          Software Agreement, dated July 1, 1991, by and between SERENA and High Power
                        Software, Inc. (relating to joint ownership of technology)
  10.10A   A          Lease Agreement, dated August 15, 1994, between SERENA and Water Front Towers
                        Partners, L.P. (for Burlingame headquarters)
  10.10B   A          Addendum to Lease Agreement (for Burlingame headquarters facility), dated
                        November 21, 1994
  10.10C   A          Second Addendum to Lease Agreement (for Burlingame headquarters) dated November
                        15, 1994
  10.10D   A          Amendment No. 1 to Lease Agreement (for Burlingame headquarters facility) dated
                        May 21, 1996
  10.10E   A          Amendment No. 2 to Lease Agreement (for Burlingame headquarters facility) dated
                        August 24, 1996
  10.10F   A          Amendment No. 3 to Lease Agreement (for Burlingame headquarters facility) dated
                        June 3, 1997
  10.10G   A          Amendment No. 4 to Lease Agreement (for Burlingame headquarters facility) dated
                        June 9, 1998
  10.11    A          Lease Agreement between SERENA and Waterfront Tower Partners, L.P. dated May
                        18, 1998 (for additional space at Burlingame headquarters facility)
  10.12    A          Form of Restricted Stock Purchase Agreement entered into between SERENA and certain of its executive officers

 EXHIBIT
 NUMBER      NOTES                                      DESCRIPTION
---------  ---------  -------------------------------------------------------------------------------
  10.13    A          Secured Promissory Note and Security Agreement between SERENA and Douglas D.
                        Troxel dated July 22, 1998
  16.1     A          Letter regarding change in certifying accountants
  21.1     A          List of Subsidiaries
  23.1     C          Consent of KPMG Peat Marwick LLP, Independent Auditors (see Page S-1)
  23.3     B          Consent of Counsel (included in Exhibit 5.1)
  24.1     A          Power of Attorney
  24.2     C          Power of Attorney (for Jerry T. Ungerman)
  27.1     C          Financial Data Schedule


------------------------


A  Previously filed



B  To be filed by amendment



C  Filed herewith